Registration No. 333-47106
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                PRE-EFFECTIVE AMENDMENT NO. 1
                                            TO
                                        FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A. Valley Forge Life Insurance Company Variable Life Separate Account (Exact Name of Trust)

B.  Valley Forge Life Insurance Company
    (Name  of  Depositor)

C.  CNA Plaza, 43 South
    Chicago, Illinois 60685
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:

    Jonathan D. Kantor
    Senior Vice President, General Counsel and Secretary

    Valley Forge Life Insurance Company
    CNA Plaza, 43 South
    Chicago, Illinois 60685

    Copies  to:

    Judith A. Hasenauer
    Blazzard, Grodd & Hasenauer, P.C.
    P.O. Box 5108
    Westport, CT 06881
    (203) 226-7866

E.  Modified Single Premium Variable Life Insurance Policies    and
    Modified Single Premium Variable Last to Die Life Insurance Policies (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1(a)          Other Information
 (b)          The Variable Life Insurance     Policies

2             The Company

3             Not Applicable

4             Other Information

5             Other Information

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases; Investment    Choices    ; Access to Your Money

11            Investment    Choices

12            Investment    Choices

13            Expenses

14            Purchases

15            Purchases

16            Purchases; Investment    Choices

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Other Information

25            The Company

26            Expenses

27            The Company

28            Executive Officers and Directors

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Investment    Choices    ; Other Information

46            Purchases; Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            Other Information; Purchases; The Company; The Variable
              Life Insurance Policies

52            Investment    Choices

53            Other Information

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements



        MODIFIED SINGLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY

                                       AND

           MODIFIED SINGLE PREMIUM VARIABLE AND FIXED LAST TO DIE
                                  LIFE INSURANCE POLICY

                                    ISSUED BY

       VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

                                       AND

                       VALLEY FORGE LIFE INSURANCE COMPANY


This prospectus describes the Modified Single Premium Variable and Fixed Life Insurance Policy and the Modified Single Premium Variable and Fixed Last to
Die Life Insurance Policy that we (Valley Forge Life Insurance Company) are offering.

The policies are variable benefit policies. We have designed the policies for use in estate and retirement planning and other insurance needs of individuals.

You, the policyowner, have a number of investment choices in the policy you purchase. These investment choices include fixed account options as well as several investment options listed below. When you buy a policy and allocate funds to the investment options you are subject to investment risk. This means that the value of your policy may increase or decrease depending upon the investment performance of the investment option(s) you select. Under some circumstances, the death benefit and the duration of your policy (how long a
policy will remain in force) will also increase     or       decrease  depending
upon investment performance.


Federated Insurance Series
Advised by Federated Investment Management
Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II

The Alger American Fund
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

Variable  Insurance  Products  Fund (VIP),     Initial  Class      and  Variable
Insurance  Products  Fund  II  (VIP  II),  Initial  Class
Advised  by  Fidelity Management & Research Company
Fidelity VIP II Asset Manager  Portfolio
Fidelity VIP II Contrafund(R) Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS Variable Insurance Trust
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series
MFS Total Return Series

Janus Aspen Series,    Service     Shares
Advised by Janus Capital  Corporation
Janus Aspen Series  Capital  Appreciation  Portfolio

Janus Aspen Series  Growth Portfolio
Janus Aspen Series  Balanced  Portfolio
Janus Aspen Series  Flexible Income Portfolio
Janus  Aspen    Series     International Growth    Portfolio
Janus  Aspen    Series     Worldwide Growth Portfolio

Alliance Variable Products Series Fund, Class B Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

American Century Variable Portfolios, Inc.
Advised by American Century Investment
Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund

Franklin Templeton Variable Insurance Products
Trust, Class 2 Shares
Advised by Templeton Asset Management Ltd.
Templeton Developing Markets Securities Fund
(formerly, Templeton Developing Markets Fund)

Advised by Templeton Investment Counsel, Inc.
Templeton Asset Strategy Fund (formerly, Templeton
Asset Allocation Fund)

Lazard Retirement Series
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

The Universal Institutional Funds, Inc. (formerly,
Morgan Stanley Dean Witter Universal Funds,
Inc.)
Advised by Morgan Stanley Asset Management
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Modified Single Premium Variable and Fixed Life Insurance Policy and Modified Single Premium Variable and Fixed Last to Die Life Insurance Policy. The Securities and Exchange
Commission (SEC) maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the SEC.

The policies:

o        are not bank deposits;
o        are not federally insured;
o        are not endorsed by any bank or government agency.

The policies are subject to investment risk. You may be subject to loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities nor has it determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the policies. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.


Date: _______,    2001



                                TABLE OF CONTENTS


HIGHLIGHTS......................................................................
THE COMPANY.....................................................................
THE VARIABLE LIFE INSURANCE POLICIES............................................
EXPENSES........................................................................
PURCHASES.......................................................................
INVESTMENT CHOICES..............................................................
DEATH BENEFIT...................................................................
TAXES...........................................................................
ACCESS TO YOUR MONEY............................................................
OTHER INFORMATION...............................................................
MORE INFORMATION................................................................
         Executive Officers and Directors.......................................
         Voting   ..............................................................
         Disregard of Voting Instructions.......................................
         Legal Opinions.........................................................

         Our Right to Contest...................................................
         Federal Tax Status.....................................................
           Reports to Owners....................................................
         Legal Proceedings......................................................
         Experts  ..............................................................
         Financial Statements...................................................
APPENDIX A - Illustrations of Policy Values..................................A-1
APPENDIX B - Rates of Return.................................................B-1



                             INDEX OF SPECIAL TERMS

This prospectus is written in plain English to make it as understandable as possible. However, by the very nature of the policies, certain technical words or terms are unavoidable. We have identified some of these words or terms. For some we have provided you with a definition below. For the remainder, we believe that you will find an adequate discussion in the text. We have identified these terms and provided you with a page number that indicates where you will find the explanation for the word or term. The word or term on the page is in italics.

Death Proceeds: The amount of money payable to the beneficiary if the insured (or the last insured) dies while a policy is in force.

Debt: Any amount you owe us as the result of a policy loan. This includes any accrued loan interest.

General Account: Our assets other than those allocated to the Variable Life Separate Account or any other separate account.

Investment Option: An investment choice within the Valley Forge Life Insurance Company Variable Life Separate Account available under the policies.

Policy Loan Account: That portion of the cash value resulting from a policy loan.

Riders: An endorsement that is incorporated into your policy.

Specified Amount: A dollar amount used to determine the death benefit of your policy. This amount is chosen by you.

Beneficiary,  Contingent  Beneficiary
Business  Day
Cash Value,  Net Cash Value
Fixed Account I, Fixed Account II
Insured
Last Insured
Monthly Date
Owner, Joint Owner, Contingent Owner
Policy Year, Policy Anniversary
Policy Date


                                   HIGHLIGHTS

The Variable Life Insurance Policies

The variable life insurance policies are contracts between you, the owner, and us, an insurance company. The Modified Single Premium Variable and Fixed Life Insurance Policy described in this prospectus provides for life insurance coverage on the named insured. If you purchase the Modified Single Premium
Variable and  Fixed  Last to Die Life  Insurance  Policy     (Last  to Die
Policy) described in this prospectus there will be two persons insured and the death benefit will be paid once the last insured dies. Both policies have cash values, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance, and are nearly identical except for the fact that there are two lives insured in the last to die version. Since the policies are variable life insurance policies, the value of your policy will increase or decrease depending upon the investment experience of the investment option(s) you choose. Under current tax laws, the death benefit associated with the policies are distributed free from federal income taxes to the named beneficiary(s). However, estate taxes may apply. We will issue the policies as an individual policy in most states, and as a
   certificate under a     group life insurance policy in other states.

Expenses

The policies have both insurance and investment features, and there are costs related to each that reduce the return on your investment. We deduct:

o    an expense charge daily from amounts allocated to the investment options;

o    a monthly  deduction  from the policies for the cost of insurance;

o daily investment option charges which apply to the average daily value of the investment options.

We may assess a surrender charge if you take out money from your policy. If you make more than 12 transfers in any policy year, unless the transfer is pre-scheduled, we will charge a transfer processing fee.

Upon the insured's 95th birthday, we will no longer deduct the monthly deduction. If the policy is a Last to Die Policy, we will not deduct the insurance related charges after the younger insured's 95th birthday. There are also fees and expenses which are deducted from the assets of the investment options.

Purchases

You purchase a policy by completing the proper forms. In some circumstances, we may contact you for additional information regarding the insured(s). We may require the insured(s) to provide us with medical records, physicians' statements or a complete paramedical examination.

The policies are purchased with a single premium. Under certain conditions, you can make additional premium payments. Your registered representative can help you fill out the proper forms.

Investment Choices

You can put your money in any of the fixed account options and/or in any of the investment options. Currently, you may invest in all investment choices at any one time. However, we reserve the right to limit this in the future.

Death Benefit

The amount of the death benefit depends on:

o    the specified amount of insurance of your policy;
o    any debt that you may have;
o any due and unpaid monthly deductions that are incurred as a result of your policy entering into a grace period;
o    under some circumstances, your cash value; and
o the death benefit option in effect at the time of the insured's death (or last insured's).

Taxes

Your earnings are not taxed until you take them out. In most cases, your policy will be a Modified Endowment Contract (MEC) unless it was exchanged for a contract issued before June 21, 1988. Any distribution taken out of a MEC is considered to come from earnings first and as such is taxed as income. Also, if you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings withdrawn. Loans from a MEC policy are considered distributions.

Death  proceeds are paid to your  beneficiary  income tax free under current tax
law.    However, estate taxes may apply.

Access to Your Money

You can make a total surrender of your policy at any time and we will pay you the net cash value. You may make a partial surrender at any time after the end of your first policy year. When you make a total or partial surrender, a surrender charge may be assessed. You can also borrow some of your net cash value.

Other Information

Free Look. You can cancel the policy within 10 days after you receive it (or whatever period is required in your state). We will refund an amount equal to the cash value plus fees or charges deducted from the single premium payment less any debt (or we will refund an amount equal to all premiums paid, less any debt, if required in your state).

Additional Features. The following additional features are offered:

o You can arrange to have a regular amount of money automatically transferred from the dollar cost averaging account to selected investment options each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature the dollar cost averaging option.

o You can arrange to have us automatically rebalance amounts in selected investment options and Fixed Account I to return to your original percentage allocations. We call this feature the automatic transfer option.

o If the insured becomes terminally ill, we will pay you a portion of the death benefit if requested to do so. We call this feature the accelerated death benefit rider.

These features may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about buying a policy, please contact us at:

                           Valley Forge Life Insurance Company
                           Investment Products
                           100 CNA Drive
                           Nashville, TN 37214
                           (800) 262-1755

                                   THE COMPANY

Valley Forge Life Insurance Company, with its administrative office located at 100 CNA Drive, Nashville, TN 37214, is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA as of December 31, 1999.

We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia, Guam, Puerto Rico and all states, except New York, where we are only admitted as a reinsurer.

                      THE VARIABLE LIFE INSURANCE POLICIES

The variable life insurance policies as offered by this prospectus are contracts of insurance between you, the owner, and us, an insurance company. The policies described in this prospectus are modified single premium variable life insurance policies. The policies are designed to be purchased with a single premium payment. The policies are "variable" because the cash value, when allocated to the investment options, may increase or decrease depending upon the investment results of the selected investment options. Under certain circumstances, the death benefit and the duration of your policy may also vary. There are two versions of the policy offered: a single life version and a last to die version (which covers two lives). Unless otherwise indicated any discussion applies equally to both versions of the policy.

While your policy is in force, you can surrender the policy for all, or after the first policy year, part of its net cash value. You may also obtain a policy loan using the policy as security and by properly assigning it to us.

To the extent you select any of the investment options, you bear the investment risk. If your net cash value is insufficient to pay the monthly deductions, your policy may terminate.

Under most circumstances, the policies will be purchased by the payment of a single premium. Under certain circumstances additional premiums can be paid.

Because the policies are like traditional and universal life insurance, they provide a death benefit which is paid to your named beneficiary. The proceeds from the death benefit should be excludable from the gross income of the beneficiary, however estate taxes may apply. The income tax-free death proceeds makes this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from your policy or make a total or partial surrender.

The policies are considered to be Modified Endowment Contracts (MEC) as that term is used in the Internal Revenue Code. Proceeds (which include full and partial surrenders and loans) taken out of a MEC are considered to come from earnings first and are included in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

We will issue the policy as an individual policy in most states, and as a certificate under a group life insurance policy in other states. As used in this prospectus, the term policy refers to either the individual life policy or to the certificate issued under a group life policy.

Purchasing Considerations

The policies are designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investments in the investment options. The policies offer the following to individuals:

o        create or conserve one's estate;
o        supplement retirement income; and
o        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured(s), you should consider whether the purchase of one of the policies described in this prospectus is appropriate. Replacement of an existing policy with one of the policies described in this prospectus may not be advantageous to your situation.

                                    EXPENSES

There are charges and other expenses associated with the policies that reduce the return on your investment in a policy. The charges and expenses are described below.

Monthly Deduction

Each monthly date, we will make certain deductions from the cash value of your policy. The monthly deduction is for the cost of insurance for the following month. The first monthly deduction will be determined as of the policy date.

We determine the monthly cost of insurance rate each year as of the policy anniversary. The rate will be charged for the next policy year. The monthly cost of insurance rate will not exceed the maximum guaranteed monthly cost of insurance rate shown on the policy schedule of your policy.

The monthly cost of insurance is determined as (1) times (2) where:

(1) is the net amount at risk which is equal to the base policy death benefit divided by the monthly equivalent of the guaranteed interest rate (currently 4%), minus the policy's cash value before charges, all divided by $1000; and

(2) is the monthly cost of insurance rate per $1,000 of coverage on the monthly date.

When a Last to Die version of the Policy is purchased we will determine the monthly cost of insurance based upon the lives of both insureds.

The cost of insurance rate for a policy month will be uniform for all specified amounts of insurance that:

o    are in the same specified amount band, sex, and risk classification;

o    take effect when the  insureds  are the same age; and

o    have been in force the same length of time.

We may charge less than the maximum cost of insurance rates shown in your policy from time to time based on our expectations as to future cost elements such as: investment earnings, mortality, persistency, expenses and taxes. Any change we make will apply to all specified amount portions in the same risk classification.

Since the mortality tables used with the policies distinguish between males and females, the cost of insurance and the benefits payable will differ between males and females of the same age. Employers, employee plans and employee organizations should seek legal advice to determine whether the Civil Rights Act of 1964, Title VII, or other applicable law prohibits the use of sex distinct mortality tables. We will offer the policy based upon unisex mortality tables where required.

Expense Charge

We deduct an expense charge from each investment option each business day. The expense charge is currently equal to:

   Policy Years 1-10:              Approximately 1.50%, on an annual basis, of
                                   the cash value of each investment option.

   Policy Years 11 and later:      Approximately  0.90%, on an annual  basis, of
                                   the cash  value of each investment option.

This charge compensates us for some of the mortality risks we assume, and the risk that we will experience costs above that for which we are compensated. It also compensates us for some of the administrative costs in administering the policy. We expect to profit from the charge.

Surrender Charges

A surrender charge may be deducted if you make a full or partial surrender. The surrender charge is a percentage of the guideline single premium payment (see "Purchases-Premiums"). If your premium is less than the guideline single premium, your surrender charge will be based upon the larger guideline single premium amount. The charge grades down to zero after 9 years as shown in the following table:

                                             SURRENDER CHARGE

        Policy Years                 % of    Guideline Single Premium
        ------------                 ---------------------
        1                            9%
        2                            9%
        3                            8%
        4                            8%
        5                            7%
        6                            6%
        7                            4%
        8                            2%
        9                            1%
        10+                          No Surrender Charge

The  above   percentages   may  be  reduced   for  older  ages  to  comply  with
non-forfeiture laws.

Free Partial Surrender Amount

Each policy year, after the first, you can surrender a portion of your cash value free from any surrender charge. The free partial surrender amount for any policy year, after the first policy year, is 10% of the cash value and is determined at the time of the first partial surrender in a policy year. If the entire free partial surrender amount for a policy year is not taken in the first partial surrender of a policy year, the free partial surrender amount available for any other partial surrender in a policy year is the free partial surrender amount for that policy year less the total prior free partial surrender amounts withdrawn in the same policy year.

Transfer Processing Fee

You may transfer values from one investment option to another, or to or from the fixed accounts. The first 12 transfers in a policy year are free. The fee for each additional transfer is currently $25. The transfer processing fee is deducted from the amount which is transferred. Prescheduled dollar cost averaging transfers or automatic transfers are not counted when we determine transfer processing fees. Each transfer is considered to be one request regardless of the number of investment options or any fixed amount involved in the transfer.

Income Tax Charge

We do not currently assess any charge for income taxes. We reserve the right to assess a charge for such taxes against the investment options or your cash value if we determine that such taxes will be incurred.

Charges after the Insured's 95th birthday

Once the insured turns 95, we will no longer deduct the insurance related charges, but we will continue to deduct the asset based charges. If the policy is a Last to Die policy, we will not deduct the insurance related charges after the younger insured's 95th birthday.

Investment Option Annual Expenses
(as a percentage of average daily net assets of an investment option)

The annual expenses of the portfolios for the year ended December 31, 1999 below are based on data provided by the respective fund groups. We have not independently verified such data. Future expenses may be greater or less than those shown.


                                                                                 Other Expenses          Total Annual
                                                                                 (after waivers         Expenses (after
                                                                                     and/or             waivers and/or
                                                                                 reimbursements         reimbursements
                                                                                with respect to         with respect to
                                                                                    certain                 certain
                                              Management Fees      12b-1          investment             investment
                                              (Advisory Fees)       Fees            options)               options)
------------------------------------------  -------------------  ----------- ----------------------  ---------------------

Federated Insurance Series
     (See Note 1)







Federated High Income Bond                         0.60%
     Fund II . . . . . . . . . . . . . . . . . . . . . .             --              0.19%                   0.79%
Federated Prime  Money Fund II . . . .             0.50%             --              0.23%                   0.73%
Federated Utility Fund II . . . . . . . . . .      0.75%             --              0.19%                   0.94%

The Alger American Fund
Alger American Growth Portfolio . . .              0.75%             --              0.04%                   0.79%
Alger American Mid-Cap Growth                      0.80%
     Portfolio . . . . . . . . . . . . . . . . . . . .               --              0.05%                   0.85%
Alger American Small Capitalization                0.85%
     Portfolio . . . . . . . . . . . . . . . . . . . .               --              0.05%                   0.90%
Alger American Leveraged AllCap
     Portfolio (See Note 2) . . . . . . . .        0.85%             --              0.08%                   0.93%
                                            . .



Variable Insurance Products Fund
     (VIP),    Initial  Class     and Variable  Insurance  Products Fund II (VIP
     II), Initial Class (See Note 3)
Fidelity VIP II Asset Manager
     Portfolio . . . . . . . . . . . . . . . . .   0.53%             --              0.10%                   0.63%
Fidelity VIP II Contrafund(R)    Portfolio         0.58%             --              0.09%                   0.67%
Fidelity VIP Equity-Income    Portfolio     . .    0.48%             --              0.09%                   0.57%
Fidelity VIP II Index 500 Portfolio . . .          0.24%             --              0.04%                   0.28%

MFS Variable Insurance Trust (See
     Note 4)
MFS Emerging Growth Series . . . . .               0.75%             --              0.09%                   0.84%
MFS Growth With Income Series . . .                0.75%             --              0.13%                   0.88%
MFS Research Series . . . . . . . . . . . . .      0.75%             --              0.11%                   0.86%
MFS Total Return Series . . . . . . . . . .        0.75%             --              0.15%                   0.90%

Janus Aspen Series,    Service
Shares (See Note 5)
Janus Aspen Series Capital
   Appreciation  Portfolio . . . . . . . . .       0.65%             0.25%           0.04%                   0.69%
Janus Aspen Series Growth Portfolio .              0.65%             0.25%           0.02%                   0.67%
Janus Aspen Series Balanced Portfolio.             0.65%             0.25%           0.02%                   0.67%
Janus Aspen Series Flexible Income
     Portfolio . . . . . . . . . . . . . . . . . . 0.65%             0.25%           0.07%                   0.72%
Janus Aspen Series International
     Growth Portfolio . . . . . . . . . . . . . . .0.65%             0.25%           0.11%                   0.76%
Janus Aspen    Series     Worldwide Growth
     Portfolio . . . . . . . . . . . . . . .       0.65%             0.25%           0.05%                   0.70%







Alliance Variable Products Series
Fund, Class B Shares . . . . . . . . .
Alliance Premier Growth Portfolio . . . .          1.00%            0.25%            0.04%                   1.29%
Alliance Growth and Income
     Portfolio . . . . . . . . . . . . . . .       0.63%            0.25%            0.09%                   0.97%

American Century Variable
     Portfolios, Inc. (See Note 6) . . . .
American Century VP Income &                       0.70%
     Growth Fund . . . . . . . . . . . . . . . . .                   --              0.00%                   0.70%
American Century VP Value Fund . . .               1.00%             --              0.00%                   1.00%

Franklin Templeton Variable
     Insurance Products Trust, Class 2
     Shares (See Note 7)
Templeton Developing Markets
     Securities  Fund (see Note 8) . . . .         1.25%            0.25%            0.31%                   1.81%
Templeton Asset Strategy Fund (see
     Note 8) . . . . . . . . . . . . . . . .       0.60%            0.25%            0.18%                   1.03%
                                             . . . . .
Lazard Retirement Series (See
     Note 9)
Lazard Retirement Equity Portfolio . . .           0.75%            0.25%            0.25%                   1.25%
Lazard Retirement Small Cap
     Portfolio . . . . . . . . . . . . . . .       0.75%            0.25%            0.25%                   1.25%

The Universal Institutional Funds,
     Inc. (See Note 10)
Morgan Stanley International Magnum                0.29%
     Portfolio . . . . . . . . . . . . . . . . . . . . .             --              0.87%                   1.16%
Morgan Stanley Emerging Markets                    0.42%             --              1.37%                   1.79%
     Equity Portfolio . . . . . . . . . . . . . . .

Notes:

1. The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 1999. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2000. The maximum shareholder services fee is 0.25%.

2. Included in other expenses of the Alger American Leveraged AllCap Portfolio is .01% of interest expense.

3. A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds, or FMR on behalf of certain funds, custodian credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Including these reductions, the total operating expenses presented in the table would have been .56% for Equity-Income Portfolio, .62% for Asset Manager Portfolio and .65% for Contrafund Portfolio. FMR agreed to reimburse a portion of the Index 500 Portfolio's expenses during the period. Without this reimbursement, the Portfolio's management fee, other expenses and total expenses would have been .24%, .10% and .34%, respectively.

4. Each of these funds has an expense offset arrangement which reduces its custodian fee based upon the amount of cash it maintains with its custodian and dividend disbursing agent, and may enter into such arrangements and directed brokerage arrangements (which would also have the effect of reducing its expenses). Any such fee reductions are not reflected above under "Other Expenses" and therefore are higher than the actual expenses of the series.

5. Expenses are based upon the estimated expenses that the new service shares class of each portfolio expects to incur in its initial fiscal year. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement. All expenses are shown without the effect of any expense offset arrangements.

6. The funds of American Century Variable Portfolios, Inc. have a stepped fee schedule. As a result, the funds' management fees generally decrease as the funds' assets increase.

7. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.

8. On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin Templeton Variable Insurance Products Trust ("VIP"). VIP shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Templeton Developing Markets Securities Fund - Management Fees 1.25%, 12b-1 fees 0.25%, Other Expenses 0.29%, and Total Annual Expenses 1.79%; Templeton Asset Strategy Fund - Management Fees 0.60%, 12b-1 fees 0.25%, Other Expenses 0.14% and Total Annual Expenses 0.99%. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus.

9. Effective May 1, 1999, Lazard Asset Management, the Fund's investment adviser, has agreed to waive its fee and/or reimburse the Portfolios through December 31, 2000 to the extent total annual portfolio expenses exceed 1.25% of the Portfolio's average daily net assets. Absent such an agreement, the other expenses and total annual portfolio expenses for the year ended December 31, 1999 would have been 4.63% and 5.63% for the Lazard Retirement Equity Portfolio and 6.31% and 7.31% for the Lazard Retirement Small Cap Portfolio.

10. With respect to the Universal Institutional Funds, Inc. portfolios, the investment adviser has voluntarily waived a portion or all of the management fees and reimbursed other expenses of the portfolios to the extent total operating expenses exceed the following percentages: Emerging Markets Equity Portfolio 1.75%, International Magnum Portfolio 1.15%. The adviser may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the "Management Fees" and "Other Expenses" would have been as follows: 1.25% and 1.37%, respectively for the Emerging Markets Equity Portfolio; and 0.80% and 0.87%, respectively for the International Magnum Portfolio.

                                    PURCHASES
Premiums

The policy has been designed to be purchased with a single premium payment. For a Specified Amount of Insurance on the insured(s), there is a maximum amount of premium that can be paid and still have the policy qualify as life insurance under the Internal Revenue Code (Guideline Single Premium). Subject to our underwriting rules, you may be permitted to make a premium payment less than the maximum.

The initial premium is due on the policy date. The policy date is the date coverage under the policy becomes effective. All premiums must be sent to us at our Administrative Office. Before we send out the policy, the application and the premium must be in good order as determined by our administrative rules.

Your first policy year starts on the day the coverage is effective under your policy (the policy date). The twelve month period beginning on the policy date and ending the day before the same date in the next calendar year (and each succeeding twelve month period) is referred to as a policy year. Future policy years start on the same day and month in each subsequent year. We call that date a policy anniversary. Your monthly date is the same day as the policy date for each succeeding month.

If the maximum premium was not paid as the initial premium you can make additional premium payments of at least $50 each. If a policy loan is outstanding, any payments received will be considered loan repayments and not premiums unless otherwise specified. Other premiums may be required as described in the Grace Period Provision.

We may require evidence of insurability before accepting an additional premium payment if the additional premium payment would increase the net death benefit.

Application for a Policy

In order to  purchase  a  policy,  you must  submit  an  application  to us that provides information about the proposed insured(s). In some cases, we may contact you for additional information. We may request that the insured(s) provide us with medical records, a physician's statement or possibly require other medical tests.

Allocation of Premium

The initial premium is due on the policy date and will be allocated to the investment options on the latest of:

o    2 business days after the policy date;
o 2 business days after our receipt of your initial premium at our administrative office; or
o    the date our underwriters approve your policy.

Your premium is allocated to the available fixed accounts or one or more of the investment options, as selected by you. This allocation is not subject to the transfer processing fee provision (see "Transfer Processing Fee"). Currently, you can select as many investment options as you wish. However, we reserve the right to limit this in the future. All allocation percentages must be in whole numbers and at least 1%.

You may change the allocation of future premiums by providing us with written notice. The change will be effective on the date we receive your request at our administrative office. Additional premium payments will be credited to your policy as of the day they are received.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the policy to return any premiums paid which we have determined will cause the policy to fail as life insurance. We also have the right to make changes in the policy or to make or distribute to the extent we determine this is necessary to continue to qualify the policy as life insurance. Such distributions may have current income tax consequences to you.

We also have the right to return any additional premium in excess of the maximum premium for your policy.

Grace Period

A grace period will begin if the net cash value on any business day is not sufficient to cover any charges deducted from your policy. We will send you a notice at the start of the grace period to your last known address and to any assignee. When your policy is in a grace period, we will continue the policy for 61 days. A minimum payment of an amount equal to 2 monthly deductions must be paid during this period to prevent your policy from terminating without value. If the insured (or last insured) dies during the grace period, we will pay the death proceeds. If the lapse prevention guarantee period described below is in effect, the grace period will not apply until the beginning of the policy year following the lapse guarantee period.

Reinstatement

If your policy terminated at the end of a grace period and you have not surrendered it for its cash surrender value, you can request that we reinstate it (restore your insurance coverage) anytime within 3 years after its termination. To reinstate your policy you must:

o    submit a written request for reinstatement;

o    submit proof of insurability satisfactory to us;

o    pay an amount large enough to cover the next 2 monthly deductions;

o pay any negative cash surrender value that existed at the end of the grace period; and

o    repay or reinstate any debt which existed at the end of the grace period.

The effective date of a reinstatement is the monthly date on or following the day we approve the request for reinstatement.

If a surrender charge was applied when the policy lapsed, the surrender charge applied will be credited to the cash value of your policy. The surrender charge on the date of reinstatement is equal to the surrender charge on the date of lapse. To determine the surrender charge on any date after the effective date of reinstatement, we will not consider the period the policy was lapsed. Unless you tell us otherwise, the allocation of the amount of the surrender charge, additional premiums and loan repayments will be based on the allocations in effect at the start of the grace period.

Lapse Prevention Guarantee

We guarantee that your policy will not lapse if 100% of the maximum premium shown on your policy was paid as the single premium and you have not taken out any loans or partial surrenders.


Cash Value

On the policy date, the cash value in each investment option is equal to the portion of the initial premium allocated to the investment option. After the policy date the cash value equals the sum of the value in the fixed accounts, in the investment options you have selected, and the policy loan account.

The cash value reflects:

o    premiums paid;

o    the monthly deductions;

o    the investment experience of the investment options selected;

o    any interest credited on any fixed account selected;

o any interest earned or interest charged on amounts allocated to the policy loan account; and

o    any deductions due as a result of a transfer or a partial surrender.

Cash Surrender Value and Net Cash Value

Your cash surrender value equals your cash value minus the surrender charge. Your net cash value equals the cash surrender value less any debt.

While your policy is in force, you may:

o        take loans based on the net cash value;
o        make partial surrenders (after the end of the first policy year); or
o        surrender the policy for its net cash value.

Method of Determining Your Policy Account Allocated to an Investment Option

The value of your policy will go up or down depending upon the investment performance of the investment option(s) you choose and the charges and deductions made against your cash value. In order to keep track of the value of your cash value, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit. We do this by multiplying the accumulation unit value for the immediately preceding business day by a factor for the investment option for the current business day.

The factor is determined by:

o       dividing      the value for investment options at the end of the current business day by the value of an investment option for the previous business day; and
o    subtracting the expense charge.

The value of an accumulation unit may go up or down from day to day.

When you make your premium payment, we credit your policy with accumulation units. The number of accumulation units credited is determined by dividing the amount of premiums allocated to the investment option by the value of the accumulation unit for that investment option. When we assess any charges we do so by deducting accumulation units from your policy. When you take a loan we reduce the number of the accumulation units in your policy and transfer the amount to the loan account.

Our business day is each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern Time.

                               INVESTMENT CHOICES

The policies offer investment options which invest in various funds. The following investment options listed below are currently available in connection with the policies we are offering here.

You should read this prospectus and the accompanying prospectuses for the investment options carefully before investing. Certain portfolios may not be available under the policies offered by this prospectus.

The investment objectives and policies of certain investment options are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representations, that the results of similar funds will be comparable even though the funds have the same advisers.

An investment option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative instruments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment option with a small asset base. An investment option may not experience similar performance as assets grow.

Federated Insurance Series
Advised by Federated Investment Management Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II (seeks high current income and moderate capital appreciation by investing in securities of utility companies)

The Alger American Fund
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged AllCap Portfolio

Variable  Insurance  Products  Fund (VIP),     Initial  Class      and  Variable
Insurance  Products Fund II (VIP  II),   Initial  Class
Advised by Fidelity Management & Research Company
Fidelity VIP II Asset Manager  Portfolio
Fidelity VIP II Contrafund(R) Portfolio (seeks long-term capital appreciation) Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS Variable Insurance Trust
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series (seeks long-term capital growth and future income) MFS Total Return Series

Janus Aspen Series,     Service      Shares
Advised by Janus Capital Corporation
Janus Aspen Series  Capital  Appreciation  Portfolio
Janus Aspen Series  Growth Portfolio
Janus Aspen Series  Balanced  Portfolio
Janus Aspen Series  Flexible Income Portfolio
Janus Aspen Series  International Growth Portfolio
Janus Aspen Series Worldwide Growth Portfolio

Alliance Variable Products Series Fund, Class B Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

American Century Variable Portfolios, Inc.
Advised by American Century Investment Management, Inc.

American Century VP Income & Growth Fund
American Century VP Value Fund

Franklin Templeton Variable Insurance Products Trust*, Class 2 Shares Templeton Developing Markets Securities Fund (formerly, Templeton Developing Markets Fund)
Advised by Templeton Asset Management Ltd.

Templeton Asset Strategy Fund (formerly, Templeton Asset Allocation Fund) Advised by Templeton Investment Counsel, Inc.

*Effective May 1, 2000, the funds of Templeton Variable Products Series Fund were merged into similar funds of Franklin Templeton Variable Insurance Products Trust.

Lazard Retirement Series
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

The Universal Institutional Funds, Inc. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc.)
Advised by Morgan Stanley Asset Management
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

Shares of the investment options may be offered in connection with certain variable annuity contracts and valuable life insurance policies of variable life insurance companies which may or may not be affiliated with us. Certain investment options may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
investment   options,   advisers,   distributors,   and/or  affiliates  for  the
administrative services which we provide to the funds.

Substitution and Limitations on Further Investments

We may substitute one of the investment options you have selected with another investment option. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment option. We will give you notice of our intention to do this.

Fixed Account Options

You may allocate premiums and cash values to one of our fixed account options.

Fixed Account I is part of our general account, and will offer a uniform interest rate guaranteed for one policy year by us. At our discretion, we may declare an excess interest rate for this account. Fixed Account II offers various interest rates and time periods to select from. We have segregated our assets in Fixed Account II from our general account. The interest rates offered by Fixed Account II will depend on the time period you select. In certain circumstances, if you make a surrender from Fixed Account II before the expiration of the time period, you may be subject to an interest adjustment. The adjustment may be positive or negative. We also offer a dollar cost averaging option from our general account (see below).

Transfers

You can make transfers as described below. We have the right to terminate or modify these transfer provisions.

You can make transfers by telephone or other communication medium. If you own the policy with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, we will not be liable for following telephone instructions that we reasonably believe to be genuine. We may tape record telephone instructions.

Transfers are also subject to the following:

o    Currently, you can make 12 transfers every policy year without charge.

o We will assess a $25 transfer processing fee for each transfer in excess of the free 12 transfers allowed per policy year. Transfers made pursuant to the dollar cost averaging option and the automatic transfer option will not be counted in determining the application of any transfer processing fee.

o The minimum amount which you can transfer is $250 or your entire value in the investment option or any fixed account option, if it is less. This requirement is waived if the transfer is made in connection with the dollar cost averaging option or the automatic transfer option.

o You may transfer up to 25% of the value of Fixed Account I from that account to any other account, subject to the $250 minimum amount of a transfer.

o    You may not make a transfer until after the end of the free look period.

o A transfer will be effected as of the end of a business day when we receive a transfer request that contains all the information that is necessary for us to process the request.

o    We are not liable for a transfer made in accordance with your instructions.

o Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment options and could include, but is not limited to:

     a.   the requirement of a minimum time period between each transfer;
     b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or
     c. limiting the dollar amount that may be transferred between investment options by an owner at any one time.

o Transfers do not change your allocation instructions for anyfuture premium payments.

Dollar Cost Averaging

Dollar cost averaging  allows you to  systematically  transfer a set amount each month from a source account to any of the investment options or Fixed Account I. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar cost averaging may not be available in your state.

   We offer two different Dollar Cost Averaging (DCA) riders. You can have only one DCA account at a time. When you select a DCA option, we will open a dollar cost averaging account for you. If you select DCA Rider I, you must have at least $1,000 in the Federated Prime Money Fund II in order to participate in the dollar cost averaging option. The minimum amount which can be transferred each month is $100. If you select DCA Rider II, which is only available at issue, you must commit at least $5,000 to the DCA account. Your DCA account II is part of our general account assets and will be credited interest. You can select either a 6 or 12 month period when you elect DCA Rider II.

Dollar cost averaging transfers will begin on the date you request, but no sooner than 7 business days after we receive the request provided the transfers do not begin until 30 days after the effective date of your policy. All dollar cost averaging transfers are made effective the same day each month. However, this day may not be later than the 28th of each month. If the calender day selected is not a business day, transfers are made as of the next business day.

Dollar cost averaging will terminate when any of the following occurs:

o    at the end of the 6 or 12 month period you designate; or

o    within 7 days of your written request to terminate these transfers.

   If your DCA option is terminated, all money remaining in the dollar cost averaging account will be transferred to the Federated Prime Money Fund II.
We have the right to modify, discontinue or suspend the dollar cost averaging option. If you participate in the dollar cost averaging option, the transfers made under the program are not taken into account in determining any transfer processing fee. There is no additional charge for this option.

Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment option(s). You should consider your financial ability to continue the dollar cost averaging option through periods of fluctuating price levels.

Automatic Transfer Option

Once your money has been allocated among the investment choices, the performance of the elected options may cause your allocation to shift. You can direct us to automatically rebalance your cash value in selected investment options and Fixed Account I to return to your original percentage allocations by selecting our automatic transfer option. The automatic transfer option may not be available in your state. There is no additional charge if you elect the Automatic Transfer Option.

You have the choice of    rebalancing quarterly,      semi-annually or annually.
All transfers must take place before the 28th of the month. Allocation percentages must be in whole numbers.

If you participate in the automatic transfer option, the transfers made under the program are not taken into account in determining any transfer processing fee.

You may stop the automatic transfer option at any time by written notice. We must receive your written notice at least seven business days before the first business day in a new period. Once automatic transfer has been elected, any subsequent transfer instructions that differ from the then current instructions are treated as a request to change the automatic transfer allocation. All changes must be by written notice.

Example:

         Assume that you want your initial purchase payment split between 2 investment options. You want 80% to be in the MFS Growth With Income Series and 20% to be in the Janus International Growth Portfolio. Over the next 2 1/2 months the domestic market does very well while the international market performs poorly. At the end of the quarter, the MFS Growth With Income Series now represents 86% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MFS Growth With Income Series to bring its value back to 80% and use the money to buy more units in the Janus International Growth Portfolio to increase those holdings to 20%.

                                  DEATH BENEFIT

The amount of the death benefit depends on the total specified amount of insurance, and under some circumstances, your cash value on the date of the insured's (or last insured's) death. The initial specified amount and the insured person or persons whose life is covered by your policy are shown on the
schedule  page of your policy. If you purchase     the      Last to Die Policy,
there will be two insured persons and the death benefit proceeds will be paid as soon as we receive due proof that the death of the last insured occurred. The insured(s) are named on the schedule page of your policy. The actual amount we pay the beneficiary will be reduced by any outstanding debt and any due and unpaid charges.

Death Proceeds

The death proceeds equal:

o the greater of the specified amount or the applicable percentage of the cash value on the date of death; plus

o    any  insurance  that may be provided by riders to your  policy;  less

o    any debt;  less

o    any due and unpaid monthly deductions during the Grace Period.

We will pay the death proceeds after we receive due proof of death and any other information that we reasonably require. The death proceeds may be adjusted under certain conditions.

Accelerated Benefit Rider

You can elect the accelerated benefit rider. There is no additional charge if you elect the accelerated benefit rider. This rider provides that you may elect to receive an advance of the death benefit proceeds of the policy if the insured is suffering from a terminal illness, as defined in the rider. Receipt of an accelerated death benefit amount may be taxable. You should contact your personal tax or financial adviser for specific information.

The maximum accelerated death benefit will be the lesser of:

o    75% of the policy death benefit on the day we receive the request; or

o    $250,000 from all policies in force with us.

If payments are made in other than a lump sum, the minimum amount of any payment will be $500. Surrender charges will not be assessed against any benefits paid under this rider.

We will charge interest on the amount of the benefit advance. Interest will accrue daily at an interest rate which is not larger than the greater of:

o    the yield of a 90-day Treasury Bill as of the latest quote on the bills;

o    the maximum adjustable loan rate allowable by law; or

o    6%.

This rider terminates on the earliest of: the date the policy terminates, or the date you give us notice to terminate; or the date that the benefit advance plus accrued interest equals the policy death benefit less all debt.

Death benefits, cash values, if any, and loan values, if any, will be reduced if a benefit is paid pursuant to this rider. Also, the receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements.

THE ACCELERATED BENEFIT RIDER IS ONLY AVAILABLE ON THE MODIFIED SINGLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY, AND NOT ON THE LAST TO DIE POLICY.

Settlements

When your policy becomes a claim by the death of the insured (or last insured), settlement will be made upon due proof of death. If the proceeds are not paid within 30 days of receipt of due proof of death, the payment will include interest at the legal rate from the date of the insured (or last insured) until the date the claim is paid.

Proceeds may be paid in a lump sum, or under any other mutually agreed upon payment option.

                                      TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. We have included under the section "More Information" an additional discussion regarding taxes.

Life Insurance in General


Life insurance, such as the policies, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the insured (or last insured). However, estate taxes may apply.

You, as the owner, will not be taxed on increases in the value of your policy until a distribution occurs - either as a surrender or as a loan. When you receive a distribution, you are taxed on the amount of the withdrawal that is earnings.

Taking Money Out of Your Policy

For tax purposes,  your policy will be treated as a modified  endowment contract
(MEC), unless, under certain circumstances, it was exchanged for a policy issued before June 21, 1988. Consequently, if you make a surrender or a loan from your policy, the Code treats it as first coming from earnings and then from your premiums. These earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

(1)  paid on or after the taxpayer reaches age 59 1/2;

(2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

(3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply.

See "Federal Tax Status" in the "More Information" section of this prospectus for more details.

Diversification

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the investment options are being managed so as to comply with the requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the investment options. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the policy. It is unknown to what extent owners are permitted to select investment options, to make transfers among the investment options or the number and type of investment options owners may select from without being considered the owner of the investments. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the investment options.

Due to the uncertainty in this area, we reserve the right to modify your policy in an attempt to maintain favorable tax treatment.

                              ACCESS TO YOUR MONEY
Policy Loans

You may obtain a loan at any time while your policy is in force. Your request for a loan must be in writing. The amount of the loan and all existing loans may not be more than 90% of the net cash value as of the date of the loan. Also, the amount of the loan may not be less than $500. A loan will only be made upon the proper assignment of your policy to us with the policy as the sole security for the loan. Unless you state otherwise, transfers from the investment options to the policy loan account will be on a pro-rata basis as of the loan date.
   The amount transferred from each investment option and the fixed account will equal the ratio of the values each bears to the total unloaned cash value multiplied by the amount of the loan.

When you take a policy loan, we will transfer an amount equal to the policy loan from the investment option(s) or Fixed Account I to the policy loan account. If you do not have a sufficient amount in the investment option(s), we will transfer any remaining amount from Fixed Account I. We will also transfer any loan interest that becomes due and unpaid in the same manner. Amounts transferred to the policy loan account will earn interest daily from the date of transfer. Policy loans may also have federal tax consequences (see "Federal Tax States").

Effect of a Loan

Policy loans will have a permanent effect on any death benefit and cash surrender value of your policy. The effect may be favorable or unfavorable. If loans are not repaid, the debt will reduce the amount of any death proceeds. Loans have a permanent effect on the policy because the amount transferred to the policy loan account will not share in the investment results of the investment options while the loan is outstanding. If the policy loan account earnings rate is less than the performance of the selected investment options and/or Fixed Account I, the values and benefits under the policy will be reduced (and the policy may even terminate) as a result of the loan.

Loan Interest

The loan interest rate charged is currently 8%. The loan interest credited to your policy is currently 6%. Interest is charged daily and is payable at the end of each policy year. Unpaid interest will be added to the existing debt as of the due date and will be charged interest at the same rate as the rest of the loan.

We will credit a higher effective annual interest rate in the following circumstances:

o for amounts borrowed up to an amount equal to cash value less the aggregate premium payments made to date (preferred loans); and
o    for all loans against policies that are in the 11th policy year or later.

Preferred loans include the amount of any outstanding policy loan transferred in a tax-free exchange.

Repaying Policy Debt

The debt, or any part, may be repaid at any time as long as the policy is in force. Any debt outstanding will be deducted before any benefit proceeds are paid. When you repay part or all of the loan, we will transfer an amount equal to the amount you repay from the policy loan account to an investment option or to any fixed account.

If a policy loan is outstanding, any payments received will be considered loan repayments and not premiums unless otherwise specified. If total debt equals or exceeds the cash value less the surrender charge, your policy will terminate without value. A termination of the policy with a loan outstanding may have federal income tax consequences (see "More Information - Federal Tax States").

Partial Surrenders

You may make a partial surrender at any time after the 1st policy year by written notice.

When you make a partial surrender, we will reduce the cash value by the partial surrender amount and any surrender charges. We will require that any partial surrender amounts be first deducted from the cash value in the investment options proportionately among all accounts unless the owner specifically requests otherwise. We will also reduce the specified amount. The reduction in
specified  amount will be     a dollar for dollar       reduction  in cash value
due to the partial surrender.

The minimum partial surrender amount is currently $1,000. We may assess a surrender charge on the amount surrendered. See "Surrender Charges" above.

Partial surrenders will be allowed only if the policy continues to qualify as a contract of life insurance under the Code. We will also limit the maximum amount of all partial surrenders you can make in a policy year to the greater of:

o    10% of the total premium payments; or

o    cash value less total premiums paid less any policy debt.

Full Surrenders

You may completely surrender your policy and receive the net cash value at any time while the policy is in force. If you make a full surrender, we may require that you return your policy.

The date of surrender will be the date we receive your written request. The net cash value will be determined as of the end of the business day which your written request is received. All coverage will end on the date of surrender.

Partial and full surrenders may have federal tax consequences (see "Federal Tax Status").

For your protection, a request for surrender, policy loan, or a change in ownership must be by written notice. We may require the signature to be guaranteed by a member firm of the New York, Boston, Midwest, Philadelphia, or Pacific Stock Exchanges or by a commercial bank (not a savings bank), which is a member of the Federal Deposit Insurance Corporation. In some cases, we may require additional documentation of a customary nature.

                                OTHER INFORMATION
The Variable Account

We established a variable account, Valley Forge Life Insurance Company Variable Life Separate Account (Variable Account), to hold the assets that underlie the policies. Our Board of Directors adopted a resolution to establish the Variable Account under Illinois insurance law on February 12, 1996. We have registered the Variable Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Variable Account are held in our name on behalf of the Variable Account and legally belong to us. However, those assets that underlie the policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the policies and not against any other policies we may issue.

We reserve the right to modify the structure or operation of the Variable Account. However, we guarantee that a modification will not affect the value of your policy.

Distributor

The policy is sold by licensed insurance agents, where the policy may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

CNA  Investor  Services,  Inc.  ("CNA/ISI")  serves as the  distributor  for the
policies.   CNA/ISI  is  located  at  CNA  Plaza,   Chicago,   Illinois   60685.
Broker-dealers will be paid commissions on the sale of the policies.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);
2)   trading on the New York Stock Exchange is restricted;
3) an emergency exists as a result of which disposal of shares of the portfolios is not reasonably practicable or we cannot reasonably value the shares of the portfolios;
4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have the right to defer payment of any surrender or transfer of any fixed account value for not more than 6 months from the date we receive your written notice, unless otherwise provided by your state.

Ownership

Owner. You, as the owner of the policy or certificate, have all of the rights under the policy while the insured (or last insured) is living. Your rights in the policy belong to your estate if you die before the insured (or last insured) dies and there is no joint owner or contingent owner.

Joint Owner. The policy can be owned by joint owners. Joint owners have equal ownership rights. Authorization of both joint owners is required for all policy changes except for transfers and allocations.

Contingent Owner. The contingent owner, if any, is named in the application, unless changed. You may name a contingent owner at any time while the insured is living by providing us with written notice. Once recorded, the designation will be effective as of the date the written notice was signed. Such change will not affect any payment we make or action we take before it was recorded.

The contingent owner, if any, will become the owner if the named owner dies before the date of the insured's (or last insured's) death. If there are joint owners, the contingent owner will become the owner if both named joint owners die before the insured (or last insured).

Beneficiary. The beneficiary is the person or entity you name to receive any death proceeds. The primary beneficiary is the person who will be paid death proceeds when the insured (or last insured) dies. The contingent beneficiary, if any, will become the beneficiary if no primary beneficiary is living on the date of the insured's (or last insured's) death. More than one primary and contingent beneficiary can be named. If there is more than one primary beneficiary alive when the insured (or last insured) dies, we will pay the primary beneficiaries in equal shares unless you provide otherwise.

The primary beneficiary and contingent beneficiary on the policy date are named in the application. While the insured is alive, you may change any beneficiary. Any change must be by written notice. Once recorded, the change will take effect as of the date you signed it. Such change will not affect any payment we make or action we take before it was recorded. An irrevocable beneficiary must consent in writing to any change in beneficiary.

If any beneficiary dies before the insured (or last insured), that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the insured (or last insured), or within 30 days of the insured (or last insured), that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interest of all designated beneficiaries has ended when the insured (or last insured) dies, we will pay the death benefit to you, or your estate if you are not living.

Proceeds payable to a beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment

You can assign any or all rights under your policy while the insured (or last insured) is living. Assignment of all rights is a change of ownership. An irrevocable beneficiary must consent in writing to any assignment. We are not responsible for the sufficiency or validity of any assignment. An assignment will not affect any payments or actions we have taken before we received notice of the assignment.

An assignment may be a taxable event. You should consult a tax adviser if you wish to assign the policy.

MORE INFORMATION

Executive Officers and Directors

The name, age, positions and office, term as director, and business experience during the past five years for VFL's directors executive offices are listed in the following table:

                                                  Officers of VFL

                                                  Position(s)
                                                     Held                       Principal Occupation(s)
         Name and Address              Age         With VFL                      During Past Five Years
----------------------------------- ---------- ----------------- ------------------------------------------------------
Bernard L. Hengesbaugh....              52     Director,         Chairman of the Board and Chief Executive
CNA Plaza                                      Chairman of       Officer of CNA since February, 1999.  Prior
Chicago, IL 60685                              the Board         thereto, Mr. Hengesbaugh was Executive Vice
                                               and Chief         President and Chief Operating Officer of
                                               Executive         CNA since February, 1998.  Prior thereto, Mr.
                                               Officer           Hengesbaugh was Senior Vice President of CNA
                                                                 since November, 1990.  Mr. Hengesbaugh has
                                                                 served as a Director of VFL since February, 1999.

Jonathan D. Kantor . . . . . . . . .    43     Senior Vice       Senior Vice President, Secretary and General
CNA Plaza                                      President,        Counsel of CNA since April, 1997.  Group Vice
Chicago, IL 60685                              Secretary,        President of CNA General since April, 1994.  Prior
                                               General           thereto, Mr. Kantor was a partner at the law firm of
                                               Counsel and       Shea & Gould.* Mr. Kantor has served as a
                                               Director          Director of VFL Since April, 1997.







Robert V. Deutsch . . . . . . . . . .   39     Senior Vice       Senior Vice President, Chief Financial Officer, and

CNA Plaza                                      President,        Director since August 16, 1998.  Prior thereto,
Chicago, IL 60685                              Chief             Officer for Executive Risk, Inc.
                                               Financial
                                               Officer,
                                               Director

Thomas Pontarelli . . . . . . . . . .   51     Senior Vice       Senior Vice President, Human Resources since
CNA Plaza                                      President,        April, 2000.  Prior thereto, Group Vice President,
Chicago, IL 60685                              Director          Human Resources.  From May 1974 to December,
                                                                 1997, series of positions culminating  in
                                                                 the position of Chairman,   CEO  and   President
                                                                 of   Washington National Insurance Company.

Donald P. Lofe, Jr. . . . . . . . . . . 42     Group Vice        Group Vice President, Corporate Finance
CNA Plaza                                      President,        Department since October, 1998.  Prior thereto,
Chicago, IL 60685                              Director          partner-in-charge of PricewaterhouseCoopers LLP.

Thomas F. Taylor. . . . . . . . . . .   49     Executive Vice    Executive Vice President of CNA since 1992.
CNA Plaza                                      President,        Director since October 1999.
Chicago, IL 60685                              Director


-----------------------------------
*        Shea & Gould declared bankruptcy in 1995.

Each director is elected to serve until the next annual meeting of stockholders or until his or her successor is elected and shall have qualified. Some directors hold various executive positions with insurance company affiliates of Valley Forge. Executive officers serve at the discretion of the Board of Directors.

Voting

Pursuant to our view of present applicable law, we will vote the shares of the portfolios at special meetings of shareholders in accordance with instructions received from all owners having a voting interest. We will vote shares for which we have not received instructions and any shares that are ours in the same proportion as the shares for which we have received instructions.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the portfolios without regard to instructions from owners. We will do this if such instructions would require the shares to be voted to cause a portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the portfolios, if such disapproval:

o is reasonable and is based on a good faith determination by us that the change would violate state or federal law;

o the change would not be consistent with the investment objectives of the portfolios; or

o which varies from the general quality and nature of investments and investment techniques used by other portfolios with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

We cannot contest your policy after it has been in force during the lifetime of the insured (each insured under the last to die policy) for two years from the policy date; nor can we contest reinstatement after it has been in force, while the insured (or last insured) is alive, for two years after the effective date of such reinstatement.

We cannot contest this policy, any reinstatement or any increase in benefits after the effective date of the policy or reinstatement, unless:

o    an answer in the application for the policy or  reinstatement  was not true
     or     complete    ; and

o if we had known the truth, we would not have issued or reinstated the policy as we did.

Any statement made by the insured(s) will not be used in any contest unless a copy is furnished to the beneficiary.

Federal Tax Status

NOTE: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the policies to be issued will qualify as "life insurance contracts" under
Section 7702. We do not guarantee the tax status of the policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the policy prior to the receipt of payments under the policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if:

(i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

(ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

(iii)no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

(iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." We intend that each portfolio underlying the policies will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the variable account will cause the owner to be treated as the owner of the assets of the Variable Account , thereby resulting in the loss of favorable tax treatment for the policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under a policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the variable account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the variable account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the variable account.

Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. The Code requires that the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88- 128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a policy issued on such basis would meet the requirements of
Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not agree with our interpretations of Section 7702 that were made in determining such compliance. In the event the policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax adviser with respect to the tax consequences of purchasing the policy.

Policy Proceeds. Loan proceeds and/or surrender payments from the policies, including those resulting from the lapse of the policy, are fully taxable to the extent of income in the policy and may further be subject to an additional 10% federal income tax penalty. (See "Tax Treatment of Loans and Surrenders".) Otherwise, the policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the beneficiary under the Code and any benefits paid under the Accelerated Death Benefit Rider should also be excludable from gross income under the Code. Furthermore, you are not deemed to be in constructive receipt of the cash value or cash surrender value, including increments thereon, under a policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of policy proceeds, depend on the circumstances of each policy owner or beneficiary.

Joint Lives. The policy may be issued as a Last to Die policy providing for the payment of the death benefit upon the death of the last surviving insured. While we believe that a policy issued on this basis complies with Section 7702 of the Code, such circumstances are not directly addressed in either Section 7702 or the related regulations. In the absence of regulation or other guidelines, there is some uncertainty as to whether a policy with such a joint life feature meets the requirements of Section 7702 of the Code.

Tax Treatment of Loans and Surrenders. Under most circumstances the policies will be treated as MEC contracts. Surrenders and/or loan proceeds are taxable to the extent of income in the policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distribution:

(1)  made on or after the date on which the taxpayer reaches age 59-1/2;

(2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

(3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

Any policy received in exchange for a policy classified as a MEC will be treated as a MEC. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will not cause the policy to be treated as a MEC as additional premiums are paid.

If a policy is not classified as a modified endowment contract, then any surrenders shall be treated first as a recovery of the investment in the policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the policy within the first fifteen years after the policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the policy. Any loans from a policy which is not classified as a modified endowment contract, will be treated as indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy or when maturity benefits are paid, if the amount received plus the policy debt exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may only be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy owners should seek competent tax advice on the tax consequences of taking loans, distributions or surrendering any policy.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a policy or the change of ownership of a policy may be a taxable event. You should therefore consult a competent tax adviser if you wish to assign or change the owner of your policy.

Qualified Plans. The policies may be used in conjunction with certain qualified plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent qualified plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includable in gross income of the policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, withholding and estimated tax payments are insufficient.

Reports to Owners

At least once every policy year, we will send you a report showing current cash values and other information required by laws and regulations. We will mail this report to you at your last known address.

Legal Proceedings

There are no legal proceedings to which the Variable Account or the Distributor is a party or to which the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Variable Account.

Experts



The financial statements for Valley Forge Life Insurance Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP , independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for each of the subaccounts that comprise the Valley Forge Life Insurance Company Variable Life Separate Account as of and for the year ended December 31, 1999 (for the two years ended December 31, 1999 with respect to the statements of changes in net assets) included in this Prospectus which is part of this registration statement, and have been audited by
Deloitte  & Touche  LLP       independent  auditors,  as stated in their  report
appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by    Rodney E.
Rishel,  Jr.,  FSA,  MAAA,      whose  opinion  is  filed as an  exhibit  to the
registration statement.

Financial Statements

The financial statements of Valley Forge Life Insurance Company included herein should be considered only as bearing upon our ability to meet our obligations under the policies.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                                  (UNAUDITED)

                                                                      FEDERATED
                                              FEDERATED                 HIGH      FIDELITY    FIDELITY
                                                PRIME     FEDERATED    INCOME      EQUITY-      ASSET      FIDELITY     FIDELITY
                                                MONEY      UTILITY      BOND       INCOME      MANAGER    INDEX 500    CONTRAFUND
             SEPTEMBER 30, 2000                FUND II     FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
             ------------------               ---------   ---------   ---------   ---------   ---------   ---------    ----------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)      $768,399    $134,294    $126,667    $619,356    $280,141    $2,681,104   $1,540,946
                                              --------    --------    --------    --------    --------    ----------   ----------
      TOTAL ASSETS                             768,399     134,294     126,667     619,356     280,141     2,681,104    1,540,946
                                              --------    --------    --------    --------    --------    ----------   ----------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                      --          --          --          --          --            --           --
                                              --------    --------    --------    --------    --------    ----------   ----------
      TOTAL LIABILITIES                             --          --          --          --          --            --           --
                                              --------    --------    --------    --------    --------    ----------   ----------
NET ASSETS                                    $768,399    $134,294    $126,667    $619,356    $280,141    $2,681,104   $1,540,946
                                              ========    ========    ========    ========    ========    ==========   ==========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                        $771,793    $142,090    $150,335    $692,162    $293,141    $2,597,832   $1,643,245
                                              ========    ========    ========    ========    ========    ==========   ==========

                                                                                                                          JANUS
                                                        JANUS                                 JANUS                       ASPEN
                                          VAN ECK       ASPEN         JANUS       JANUS       ASPEN      JANUS ASPEN      WORLD
                                          EMERGING     CAPITAL        ASPEN       ASPEN     FLEXIBLE    INTERNATIONAL     WIDE
                                          MARKETS    APPRECIATION    GROWTH     BALANCED     INCOME        GROWTH        GROWTH
           SEPTEMBER 30, 2000               FUND      PORTFOLIO     PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO     PORTFOLIO
           ------------------             --------   ------------   ---------   ---------   ---------   -------------   ---------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)  $133,702     $584,939     $484,591    $141,397     $24,377      $302,121      $378,007
                                          --------     --------     --------    --------     -------      --------      --------
      TOTAL ASSETS                         133,702      584,939      484,591     141,397      24,377       302,121       378,007
                                          --------     --------     --------    --------     -------      --------      --------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                  --           --           --          --          --            --            --
                                          --------     --------     --------    --------     -------      --------      --------
      TOTAL LIABILITIES                         --           --           --          --          --            --            --
                                          --------     --------     --------    --------     -------      --------      --------
NET ASSETS                                $133,702     $584,939     $484,591    $141,397     $24,377      $302,121      $378,007
                                          ========     ========     ========    ========     =======      ========      ========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                    $110,073     $514,701     $463,604    $146,322     $24,290      $327,193      $385,572
                                          ========     ========     ========    ========     =======      ========      ========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                                  (UNAUDITED)

                                              ALGER                       ALGER        ALGER                               MFS
                                             AMERICAN        ALGER       AMERICAN    AMERICAN       MFS                   GROWTH
                                              SMALL         AMERICAN      MIDCAP     LEVERAGED    EMERGING      MFS        WITH
                                          CAPITALIZATION     GROWTH       GROWTH      ALLCAP       GROWTH     RESEARCH    INCOME
           SEPTEMBER 30, 2000               PORTFOLIO      PORTFOLIO    PORTFOLIO    PORTFOLIO     SERIES      SERIES     SERIES
           ------------------             --------------   ---------    ---------    ---------    --------    --------    ------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)     $676,494      $2,064,532   $1,098,584    $12,784    $1,358,609   $625,078   $511,026
                                             --------      ----------   ----------    -------    ----------   --------   --------
      TOTAL ASSETS                            676,494       2,064,532    1,098,584     12,784     1,358,609    625,078    511,026
                                             --------      ----------   ----------    -------    ----------   --------   --------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                     --              --           --         --            --         --         --
                                             --------      ----------   ----------    -------    ----------   --------   --------
      TOTAL LIABILITIES                            --              --           --         --            --         --         --
                                             --------      ----------   ----------    -------    ----------   --------   --------
NET ASSETS                                   $676,494      $2,064,532   $1,098,584    $12,784    $1,358,609   $625,078   $511,026
                                             ========      ==========   ==========    =======    ==========   ========   ========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                       $757,855      $1,779,688   $  808,475    $13,363    $1,239,871   $453,060   $443,001
                                             ========      ==========   ==========    =======    ==========   ========   ========

                                                                    FIRST EAGLE    VAN ECK                ALLIANCE
                                               MFS                     SOGEN      WORLDWIDE   ALLIANCE     GROWTH      AMERICAN
                                             LIMITED    MFS TOTAL    OVERSEAS       HARD       PREMIER       AND        CENTURY
                                             MATURITY    RETURN      VARIABLE      ASSETS      GROWTH      INCOME      INCOME &
            SEPTEMBER 30, 2000                SERIES     SERIES        FUND         FUND      PORTFOLIO   PORTFOLIO   GROWTH FUND
            ------------------               --------   ---------   -----------   ---------   ---------   ---------   -----------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)     $62,474    $425,150     $346,677      $30,295     $48,121     $11,228       $ --
                                             -------    --------     --------      -------     -------     -------       ----
      TOTAL ASSETS                            62,474     425,150      346,677       30,295      48,121      11,228         --
                                             -------    --------     --------      -------     -------     -------       ----
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                    --          --           --           --          --          --         --
                                             -------    --------     --------      -------     -------     -------       ----
      TOTAL LIABILITIES                           --          --           --           --          --          --         --
                                             -------    --------     --------      -------     -------     -------       ----
NET ASSETS                                   $62,474    $425,150     $346,677      $30,295     $48,121     $11,228       $ --
                                             =======    ========     ========      =======     =======     =======       ====
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                       $65,568    $418,725     $284,431      $24,733     $53,887     $11,248       $ --
                                             =======    ========     ========      =======     =======     =======       ====

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                                  (UNAUDITED)

                                                                                                                         MORGAN
                                                     TEMPLETON                                             MORGAN        STANLEY
                                                     DEVELOPING   TEMPLETON     LAZARD       LAZARD        STANLEY      EMERGING
                                         AMERICAN     MARKETS       ASSET     RETIREMENT   RETIREMENT   INTERNATIONAL    MARKETS
                                         CENTURY     SECURITIES   STRATEGY      EQUITY     SMALL CAP       MAGNUM        EQUITY
          SEPTEMBER 30, 2000            VALUE FUND      FUND        FUND      PORTFOLIO    PORTFOLIO      PORTFOLIO     PORTFOLIO
          ------------------            ----------   ----------   ---------   ----------   ----------   -------------   ---------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                                 $ --         $ 17        $ --         $ --        $1,234         $ 63         $3,451
                                           ----         ----        ----         ----        ------         ----         ------
      TOTAL ASSETS                           --           17          --           --         1,234           63          3,451
                                           ----         ----        ----         ----        ------         ----         ------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                               --           --          --           --            --           --             --
                                           ----         ----        ----         ----        ------         ----         ------
      TOTAL LIABILITIES                      --           --          --           --            --           --             --
                                           ----         ----        ----         ----        ------         ----         ------
NET ASSETS                                 $ --         $ 17        $ --         $ --        $1,234         $ 63         $3,451
                                           ====         ====        ====         ====        ======         ====         ======
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                     $ --         $ 32        $ --         $ --        $1,234         $ 66         $3,974
                                           ====         ====        ====         ====        ======         ====         ======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                       FEDERATED
                                               FEDERATED                 HIGH      FIDELITY    FIDELITY
                                                 PRIME     FEDERATED    INCOME      EQUITY-      ASSET     FIDELITY     FIDELITY
FOR THE NINE MONTH PERIOD                        MONEY      UTILITY      BOND       INCOME      MANAGER    INDEX 500   CONTRAFUND
ENDED SEPTEMBER 30, 2000                        FUND II     FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO
-------------------------                      ---------   ---------   ---------   ---------   ---------   ---------   ----------
Investment income:
  Dividend income                              $ 22,178    $  5,913    $  9,300    $ 47,764    $ 28,101    $  28,974    $149,840
                                               --------    --------    --------    --------    --------    ---------    --------
                                                 22,178       5,913       9,300      47,764      28,101       28,974     149,840
                                               --------    --------    --------    --------    --------    ---------    --------
Expenses:
  Mortality and expense risk charges              6,213         854         720       4,116       1,837       14,808       8,635
  Policy fees/Cost of insurance                  67,220      11,099       9,965      45,294      18,890      147,914      88,260
                                               --------    --------    --------    --------    --------    ---------    --------
                                                 73,433      11,953      10,685      49,410      20,727      162,722      96,895
                                               --------    --------    --------    --------    --------    ---------    --------
  NET INVESTMENT INCOME (LOSS)                  (51,255)     (6,040)     (1,385)     (1,646)      7,374     (133,748)     52,945
                                               --------    --------    --------    --------    --------    ---------    --------
Investment gains and (losses):
  Net realized gains (losses)                        --        (600)     (1,797)     (2,945)     (1,471)      61,879      (1,204)
  Net unrealized gains (losses)                  (3,394)     (8,187)    (21,387)    (64,502)    (31,583)     142,854     438,721
                                               --------    --------    --------    --------    --------    ---------    --------
NET REALIZED AND UNREALIZED INVESTMENT GAINS
  (LOSSES)                                       (3,394)     (8,787)    (23,184)    (67,447)    (33,054)     204,733     437,517
                                               --------    --------    --------    --------    --------    ---------    --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                    $(54,649)   $(14,827)   $(24,569)   $(69,093)   $(25,680)   $  70,985    $490,462
                                               ========    ========    ========    ========    ========    =========    ========

                                  VAN ECK
                                 WORLDWIDE   JANUS ASPEN                                JANUS ASPEN    JANUS ASPEN    JANUS ASPEN
                                 EMERGING      CAPITAL      JANUS ASPEN   JANUS ASPEN    FLEXIBLE     INTERNATIONAL    WORLDWIDE
FOR THE NINE MONTH PERIOD         MARKETS    APPRECIATION     GROWTH       BALANCED       INCOME         GROWTH         GROWTH
ENDED SEPTEMBER 30, 2000           FUND       PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO      PORTFOLIO
-------------------------        ---------   ------------   -----------   -----------   -----------   -------------   -----------
Investment income:
  Dividend income                 $    --      $  3,163       $27,945       $12,511        $  86        $ 15,487       $ 24,887
                                  -------      --------       -------       -------        -----        --------       --------
                                       --         3,163        27,945        12,511           86          15,487         24,887
                                  -------      --------       -------       -------        -----        --------       --------
Expenses:
  Mortality and expense risk
    charges                           640         2,728         2,154           623           23           1,611          1,738
  Policy fees/Cost of insurance     7,661        31,673        22,415         6,546          684          14,522         19,038
                                  -------      --------       -------       -------        -----        --------       --------
                                    8,301        34,401        24,569         7,169          707          16,133         20,776
                                  -------      --------       -------       -------        -----        --------       --------
  NET INVESTMENT INCOME (LOSS)     (8,301)      (31,238)        3,376         5,342         (621)           (646)         4,111
                                  -------      --------       -------       -------        -----        --------       --------
Investment gains and (losses):
  Net realized gains (losses)       7,849        48,954        15,531        (3,102)         (54)          7,111         19,129
  Net unrealized gains (losses)    (1,345)       30,979         4,674        (5,966)          86         (29,942)       (25,360)
                                  -------      --------       -------       -------        -----        --------       --------
  NET REALIZED AND UNREALIZED
    INVESTMENT GAINS (LOSSES)       6,504        79,933        20,205        (9,068)          32         (22,831)        (6,231)
                                  -------      --------       -------       -------        -----        --------       --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS                      $(1,797)     $ 48,695       $23,581       $(3,726)       $(589)       $(23,477)      $ (2,120)
                                  =======      ========       =======       =======        =====        ========       ========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                                  (UNAUDITED)

                                                 ALGER                      ALGER       ALGER                              MFS
                                                AMERICAN        ALGER     AMERICAN    AMERICAN       MFS                  GROWTH
                                                 SMALL        AMERICAN     MIDCAP     LEVERAGED   EMERGING      MFS        WITH
         FOR THE NINE MONTH PERIOD           CAPITALIZATION    GROWTH      GROWTH      ALLCAP      GROWTH     RESEARCH    INCOME
         ENDED SEPTEMBER 30, 2000              PORTFOLIO      PORTFOLIO   PORTFOLIO   PORTFOLIO    SERIES      SERIES     SERIES
         -------------------------           --------------   ---------   ---------   ---------   --------    --------    ------
Investment income:
  Dividend income                              $ 155,559      $199,050    $ 71,634     $    --    $  58,635   $    167   $  5,693
                                               ---------      --------    --------     -------    ---------   --------   --------
                                                 155,559       199,050      71,634          --       58,635        167      5,693
                                               ---------      --------    --------     -------    ---------   --------   --------
Expenses:
  Mortality and expense risk charges               3,027        10,501       4,257          11        7,826      3,192      3,077
  Policy fees/Cost of insurance                   28,764       114,084      37,765         309       77,127     35,569     36,969
                                               ---------      --------    --------     -------    ---------   --------   --------
                                                  31,791       124,585      42,022         320       84,953     38,761     40,046
                                               ---------      --------    --------     -------    ---------   --------   --------
NET INVESTMENT INCOME (LOSS)                     123,768        74,465      29,612        (320)     (26,318)   (38,594)   (34,353)
                                               ---------      --------    --------     -------    ---------   --------   --------
Investment gains and (losses):
Net realized gains (losses)                        4,953        18,573      19,530          (2)      41,486     28,019     16,489
Net unrealized gains (losses)                   (119,065)      154,134     223,940        (579)    (110,468)    94,287     30,505
                                               ---------      --------    --------     -------    ---------   --------   --------
NET REALIZED AND UNREALIZED INVESTMENT
  GAINS (LOSSES)                                (114,112)      172,707     243,470        (581)     (68,982)   122,306     46,994
                                               ---------      --------    --------     -------    ---------   --------   --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                    $   9,656      $247,172    $273,082     $  (901)   $ (95,300)  $ 83,712   $ 12,641
                                               =========      ========    ========     =======    =========   ========   ========

                                                                           FIRST        VAN
                                                                           EAGLE        ECK                  ALLIANCE    AMERICAN
                                                       MFS        MFS      SOGEN     WORLDWIDE   ALLIANCE     GROWTH     CENTURY
                                                     LIMITED     TOTAL    OVERSEAS     HARD       PREMIER       AND       INCOME
             FOR THE NINE MONTH PERIOD               MATURITY   RETURN    VARIABLE    ASSETS      GROWTH      INCOME     & GROWTH
             ENDED SEPTEMBER 30, 2000                 SERIES    SERIES      FUND       FUND      PORTFOLIO   PORTFOLIO     FUND
             -------------------------               --------   ------    --------   ---------   ---------   ---------   --------
Investment income:
  Dividend income                                    $    --    $18,266   $     --    $   259     $ 1,414      $  --        $--
                                                     -------    -------   --------    -------     -------      -----        --
                                                          --     18,266         --        259       1,414         --        --
                                                     -------    -------   --------    -------     -------      -----        --
Expenses:
  Mortality and expense risk charges                     464      2,546      1,970        179         101          4        --
  Policy fees/Cost of insurance                        6,207     25,546     22,703      2,177       1,027        109        --
                                                     -------    -------   --------    -------     -------      -----        --
                                                       6,671     28,092     24,673      2,356       1,128        113        --
                                                     -------    -------   --------    -------     -------      -----        --
NET INVESTMENT INCOME (LOSS)                          (6,671)    (9,826)   (24,673)    (2,097)        286       (113)       --
                                                     -------    -------   --------    -------     -------      -----        --
Investment gains and (losses):
  Net realized gains (losses)                         (1,047)      (255)    24,722      1,020         (39)         1        --
  Net unrealized gains (losses)                         (952)    27,533     19,614      4,536      (5,766)       (21)       --
                                                     -------    -------   --------    -------     -------      -----        --
NET REALIZED AND UNREALIZED INVESTMENT GAINS
  (LOSSES)                                            (1,999)    27,278     44,336      5,556      (5,805)       (20)       --
                                                     -------    -------   --------    -------     -------      -----        --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                    $(8,670)   $17,452   $ 19,663    $ 3,459     $(5,519)     $(133)       $--
                                                     =======    =======   ========    =======     =======      =====        ==

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                    STATEMENTS OF OPERATIONS -- (CONTINUED)
                                  (UNAUDITED)

                                                                                                                         MORGAN
                                                     TEMPLETON                                             MORGAN        STANLEY
                                          AMERICAN   DEVELOPING   TEMPLETON     LAZARD       LAZARD        STANLEY      EMERGING
                                          CENTURY     MARKETS       ASSET     RETIREMENT   RETIREMENT   INTERNATIONAL    MARKETS
       FOR THE NINE MONTH PERIOD           VALUE     SECURITIES   STRATEGY      EQUITY     SMALL CAP       MAGNUM        EQUITY
        ENDED SEPTEMBER 30, 2000            FUND        FUND        FUND      PORTFOLIO    PORTFOLIO      PORTFOLIO     PORTFOLIO
       -------------------------          --------   ----------   ---------   ----------   ----------   -------------   ---------
Investment income:
  Dividend income                           $ --       $  --        $ --         $ --         $ --          $ --          $  20
                                            ----       -----        ----         ----         ----          ----          -----
                                              --          --          --           --           --            --             20
                                            ----       -----        ----         ----         ----          ----          -----
Expenses:
  Mortality and expense risk charges          --          --          --           --            1            --              5
  Policy fees/Cost of insurance               --          14          --           --           22            24            113
                                            ----       -----        ----         ----         ----          ----          -----
                                              --          14          --           --           23            24            118
                                            ----       -----        ----         ----         ----          ----          -----
  NET INVESTMENT INCOME (LOSS)                --         (14)         --           --          (23)          (24)           (98)
                                            ----       -----        ----         ----         ----          ----          -----
Investment gains and (losses):
  Net realized gains (losses)                 --         (12)         --           --           --            (1)            (5)
  Net unrealized gains (losses)               --          (3)         --           --           --            (3)          (535)
                                            ----       -----        ----         ----         ----          ----          -----
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                            --         (15)         --           --           --            (4)          (540)
                                            ----       -----        ----         ----         ----          ----          -----
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                 $ --       $ (29)       $ --         $ --         $(23)         $(28)         $(638)
                                            ====       =====        ====         ====         ====          ====          =====

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS
                                  (UNAUDITED)

                                                                      FEDERATED
                                             FEDERATED                  HIGH      FIDELITY    FIDELITY
                                               PRIME      FEDERATED    INCOME      EQUITY-      ASSET      FIDELITY     FIDELITY
        FOR THE NINE MONTH PERIOD              MONEY       UTILITY      BOND       INCOME      MANAGER    INDEX 500    CONTRAFUND
         ENDED SEPTEMBER 30, 2000             FUND II      FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
        -------------------------            ---------    ---------   ---------   ---------   ---------   ---------    ----------
From operations:
  Net investment income (loss)              $   (51,255)  $ (6,040)   $ (1,385)   $ (1,646)   $  7,374    $ (133,748)  $   52,945
  Net realized and unrealized investment
    gains (losses)                               (3,394)    (8,787)    (23,184)    (67,447)    (33,054)      204,733      437,517
                                            -----------   --------    --------    --------    --------    ----------   ----------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                    (54,649)   (14,827)    (24,569)    (69,093)    (25,680)       70,985      490,462
                                            -----------   --------    --------    --------    --------    ----------   ----------
From capital transactions:
  Net premiums/deposits                       1,482,364     37,043      47,348     151,847      40,169        97,622      408,879
  Surrenders and withdrawals                    (40,122)    (3,370)       (364)     (6,409)     (2,383)      (22,063)     (16,419)
  Transfers in (out of) subaccounts,
    net -- Note 1                            (1,930,166)    (7,396)     (3,060)    (72,465)      2,025       714,910      118,288
                                            -----------   --------    --------    --------    --------    ----------   ----------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                         (487,924)    26,277      43,924      72,973      39,811       790,469      510,748
                                            -----------   --------    --------    --------    --------    ----------   ----------
Increase in net assets                         (542,573)    11,450      19,355       3,880      14,131       861,454    1,001,210
Net assets at beginning of period             1,310,972    122,844     107,312     615,476     266,010     1,819,650      539,736
                                            -----------   --------    --------    --------    --------    ----------   ----------
NET ASSETS AT END OF PERIOD                 $   768,399   $134,294    $126,667    $619,356    $280,141    $2,681,104   $1,540,946
                                            ===========   ========    ========    ========    ========    ==========   ==========
NET ASSET VALUE PER UNIT AT END OF PERIOD   $      1.00   $  13.58    $   9.10    $  24.54    $  16.64    $   162.22   $    25.41
                                            ===========   ========    ========    ========    ========    ==========   ==========
UNITS OUTSTANDING AT END OF PERIOD              768,399      9,889      13,919      25,239      16,835        16,528       60,643
                                            ===========   ========    ========    ========    ========    ==========   ==========

                                          VAN ECK                                             JANUS                       JANUS
                                         WORLDWIDE   JANUS ASPEN      JANUS       JANUS       ASPEN      JANUS ASPEN      ASPEN
                                         EMERGING      CAPITAL        ASPEN       ASPEN     FLEXIBLE    INTERNATIONAL   WORLDWIDE
       FOR THE NINE MONTH PERIOD          MARKETS    APPRECIATION    GROWTH     BALANCED     INCOME        GROWTH        GROWTH
       ENDED SEPTEMBER 30, 2000            FUND       PORTFOLIO     PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO     PORTFOLIO
       -------------------------         ---------   ------------   ---------   ---------   ---------   -------------   ---------
From operations:
  Net investment income (loss)           $  (8,301)  $   (31,238)   $   3,376   $   5,342   $    (621)  $       (646)   $   4,111
  Net realized and unrealized
    investment gains (losses)                6,504        79,933       20,205      (9,068)         32        (22,831)      (6,231)
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                (1,797)       48,695       23,581      (3,726)       (589)       (23,477)      (2,120)
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
From capital transactions:
  Net premiums/deposits                     36,201       128,439      155,783      46,996       2,733        195,571      111,195
  Surrenders and withdrawals                  (744)         (672)      (7,434)         --        (237)        (5,927)        (197)
  Transfers in (out of) subaccounts,
    net -- Note 1                           14,234       176,823      193,810      85,985      22,254        104,564      174,133
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                      49,691       304,590      342,159     132,981      24,750        294,208      285,131
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
Increase in net assets                      47,894       353,285      365,740     129,255      24,161        270,731      283,011
Net assets at beginning of period           85,808       231,654      118,851      12,142         216         31,390       94,996
                                         ---------   ------------   ---------   ---------   ---------   -------------   ---------
NET ASSETS AT END OF PERIOD              $ 133,702   $   584,939    $ 484,591   $ 141,397   $  24,377   $    302,121    $ 378,007
                                         =========   ============   =========   =========   =========   =============   =========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                                 $   10.78   $     32.61    $   31.93   $   25.13   $   11.32   $      35.58    $   42.46
                                         =========   ============   =========   =========   =========   =============   =========
UNITS OUTSTANDING AT END OF PERIOD          12,403        17,937       15,177       5,627       2,153          8,491        8,903
                                         =========   ============   =========   =========   =========   =============   =========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
                                  (UNAUDITED)

                                         ALGER                       ALGER        ALGER
                                        AMERICAN        ALGER       AMERICAN    AMERICAN       MFS
                                         SMALL         AMERICAN      MIDCAP     LEVERAGED    EMERGING      MFS       MFS GROWTH
FOR THE NINE MONTH PERIOD            CAPITALIZATION     GROWTH       GROWTH      ALLCAP       GROWTH     RESEARCH    WITH INCOME
ENDED SEPTEMBER 30, 2000               PORTFOLIO      PORTFOLIO    PORTFOLIO    PORTFOLIO     SERIES      SERIES       SERIES
-------------------------            --------------   ---------    ---------    ---------    --------    --------    -----------
From operations:
  Net investment income (loss)         $ 123,768      $   74,465   $   29,612    $  (320)   $  (26,318)  $(38,594)    $ (34,353)
  Net realized and unrealized
    investment gains (losses)           (114,112)        172,707      243,470       (581)      (68,982)   122,306        46,994
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                               9,656         247,172      273,082       (901)      (95,300)    83,712        12,641
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
From capital transactions:
  Net premiums/deposits                  222,202         469,057      184,842     13,656       400,999    118,897       104,607
  Surrenders and withdrawals             (11,711)        (31,631)      (7,746)        --        (8,606)    (6,340)      (22,254)
  Transfers in (out of)
    subaccounts, net -- Note 1           164,891          20,114      194,297         29       146,130      2,531       (85,837)
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                   375,382         457,540      371,393     13,685       538,523    115,088        (3,484)
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
Increase in net assets                   385,038         704,712      644,475     12,784       443,223    198,800         9,157
Net assets at beginning of period        291,456       1,359,820      454,109         --       915,386    426,278       501,869
                                       ---------      ----------   ----------    -------    ----------   --------     ---------
NET ASSETS AT END OF PERIOD            $ 676,494      $2,064,532   $1,098,584    $12,784    $1,358,609   $625,078     $ 511,026
                                       =========      ==========   ==========    =======    ==========   ========     =========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                               $   29.29      $    55.41   $    34.10    $ 49.70    $    35.65   $  23.80     $   21.58
                                       =========      ==========   ==========    =======    ==========   ========     =========
UNITS OUTSTANDING AT END OF PERIOD        23,096          37,259       32,217        257        38,110     26,264        23,681
                                       =========      ==========   ==========    =======    ==========   ========     =========

                                                                  FIRST EAGLE                             ALLIANCE
                                             MFS                     SOGEN        VAN ECK     ALLIANCE     GROWTH      AMERICAN
                                           LIMITED    MFS TOTAL    OVERSEAS      WORLDWIDE     PREMIER       AND        CENTURY
FOR THE NINE MONTH PERIOD                  MATURITY    RETURN      VARIABLE     HARD ASSETS    GROWTH      INCOME      INCOME &
ENDED SEPTEMBER 30, 2000                    SERIES     SERIES        FUND          FUND       PORTFOLIO   PORTFOLIO   GROWTH FUND
-------------------------                  --------   ---------   -----------   -----------   ---------   ---------   -----------
From operations:
  Net investment income (loss)             $ (6,671)  $ (9,826)    $(24,673)      $(2,097)     $   286     $  (113)      $  --
  Net realized and unrealized investment
    gains (losses)                           (1,999)    27,278       44,336         5,556       (5,805)        (20)         --
                                           --------   --------     --------       -------      -------     -------       -----
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                 (8,670)    17,452       19,663         3,459       (5,519)       (133)         --
                                           --------   --------     --------       -------      -------     -------       -----
From capital transactions:
  Net premiums/deposits                      12,535     59,386       91,928         7,456       16,764         887          --
  Surrenders and withdrawals                   (508)    (1,791)      (5,057)         (947)          --          --          --
  Transfers in (out of) subaccounts,
    net -- Note 1                           (14,392)     8,490      (48,592)       (3,038)      36,876      10,474          --
                                           --------   --------     --------       -------      -------     -------       -----
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                       (2,365)    66,085       38,279         3,471       53,640      11,361          --
                                           --------   --------     --------       -------      -------     -------       -----
Increase in net assets                      (11,035)    83,537       57,942         6,930       48,121      11,228          --
Net assets at beginning of period            73,509    341,613      288,735        23,365           --          --          --
                                           --------   --------     --------       -------      -------     -------       -----
NET ASSETS AT END OF PERIOD                $ 62,474   $425,150     $346,677       $30,295      $48,121     $11,228       $  --
                                           ========   ========     ========       =======      =======     =======       =====
NET ASSET VALUE PER UNIT AT END OF PERIOD  $  10.25   $  18.54     $  14.71       $ 11.78      $ 37.09     $ 22.55       $7.65
                                           ========   ========     ========       =======      =======     =======       =====
UNITS OUTSTANDING AT END OF PERIOD            6,095     22,931       23,567         2,572        1,297         498          --
                                           ========   ========     ========       =======      =======     =======       =====

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
                                  (UNAUDITED)

                                              TEMPLETON                                             MORGAN
                                              DEVELOPING   TEMPLETON     LAZARD       LAZARD        STANLEY       MORGAN STANLEY
                                  AMERICAN     MARKETS       ASSET     RETIREMENT   RETIREMENT   INTERNATIONAL       EMERGING
   FOR THE NINE MONTH PERIOD      CENTURY     SECURITIES   STRATEGY      EQUITY     SMALL CAP       MAGNUM           MARKETS
   ENDED SEPTEMBER 30, 2000      VALUE FUND      FUND        FUND      PORTFOLIO    PORTFOLIO      PORTFOLIO     EQUITY PORTFOLIO
   -------------------------     ----------   ----------   ---------   ----------   ----------   -------------   ----------------
From operations:
  Net investment income (loss)     $  --        $ (14)      $   --       $   --       $  (23)       $  (24)           $  (98)
  Net realized and unrealized
    investment gains (losses)         --          (15)          --           --           --            (4)             (540)
                                   -----        -----       ------       ------       ------        ------            ------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                     --          (29)          --           --          (23)          (28)             (638)
                                   -----        -----       ------       ------       ------        ------            ------
From capital transactions:
  Net premiums/deposits               --           46           --           --           --            91             4,089
  Surrenders and withdrawals          --           --           --           --           --            --                --
  Transfers in (out of)
    subaccounts, net -- Note 1        --           --           --           --        1,257            --                --
                                   -----        -----       ------       ------       ------        ------            ------
CHANGE IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS           --           46           --           --        1,257            91             4,089
                                   -----        -----       ------       ------       ------        ------            ------
Increase in net assets                --           17           --           --        1,234            63             3,451
Net assets at beginning of
  period                              --           --           --           --           --            --                --
                                   -----        -----       ------       ------       ------        ------            ------
NET ASSETS AT END OF PERIOD        $  --        $  17       $   --       $   --       $1,234        $   63            $3,451
                                   =====        =====       ======       ======       ======        ======            ======
NET ASSET VALUE PER UNIT AT END
  OF PERIOD                        $5.90        $5.66       $18.78       $11.54       $11.26        $12.29            $10.61
                                   =====        =====       ======       ======       ======        ======            ======
UNITS OUTSTANDING AT END OF
  PERIOD                              --            3           --           --          110             5               325
                                   =====        =====       ======       ======       ======        ======            ======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

                              NOTE 1. ORGANIZATION

     Valley Forge Life Insurance Company Variable Life Separate Account ("Variable Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Valley Forge Life Insurance Company ("VFL"). The Variable Account began operations on February 24, 1997. The assets of the Variable Account are segregated from VFL's general account and its other separate accounts. VFL is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 87% of the outstanding common stock of CNA.

     VFL sells a wide range of life insurance products, including the Capital Select variable life policy ("Policy"). Under the terms of the Policy, policyowners select where the net premium payments of the Policy are invested. The policyowner may choose to invest in either the Variable Account, the fixed account ("Fixed Account") or both the Variable Account and Fixed Account. Policyholders who invest in the Variable Account are hereinafter referred to as the contractholder.

     The Variable Account currently offers 35* subaccounts each of which invests in shares of a corresponding fund ("Fund"), in which the contractholders bear all of the investment risk. Each Fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by an investment advisor ("Investment Advisor") which is registered with the Securities and Exchange Commission. The Investment Advisors and subaccounts are identified here.

INVESTMENT ADVISOR:
 Fund/subaccount

FEDERATED INVESTMENT MANAGEMENT COMPANY:
 Federated Prime Money Fund II
 Federated Utility Fund II
 Federated High Income Bond Fund II

FIDELITY MANAGEMENT & RESEARCH COMPANY:
 Fidelity VIP Equity-Income Portfolio
 Fidelity VIP II Asset Manager Portfolio
 Fidelity VIP II Index 500 Portfolio
 Fidelity VIP II Contrafund Portfolio

FRED ALGER MANAGEMENT, INC.:
 Alger American Small Capitalization Portfolio
 Alger American Growth Portfolio
 Alger American MidCap Growth Portfolio
 Alger American Leveraged AllCap Portfolio

MFS INVESTMENT MANAGEMENT:
 MFS Emerging Growth Series
 MFS Research Series
 MFS Growth with Income Series
 MFS Limited Maturity Series (Closed to new   investments)
 MFS Total Return Series

ASB ADVISORS:
 First Eagle SoGen Overseas Variable Fund

VAN ECK ASSOCIATES CORPORATION:
 Van Eck Worldwide Hard Assets Fund
 Van Eck Worldwide Emerging Markets Fund

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

                      NOTE 1. ORGANIZATION -- (CONTINUED)

INVESTMENT ADVISOR:
 Fund/subaccount

JANUS CAPITAL CORPORATION:
 Janus Aspen Series Capital Appreciation Portfolio
 Janus Aspen Series Growth Portfolio
 Janus Aspen Series Balanced Portfolio
 Janus Aspen Series Flexible Income Portfolio
 Janus Aspen Series International Growth Portfolio
 Janus Aspen Series Worldwide Growth Portfolio

ALLIANCE CAPITAL MANAGEMENT, L.P.:
 Alliance Premier Growth Portfolio
 Alliance Growth and Income Portfolio

AMERICAN CENTURY INVESTMENT
MANAGEMENT, INC.:
 American Century VP Income & Growth Fund
 American Century VP Value Fund

TEMPLETON ASSET MANAGEMENT, LTD.:
 Templeton Developing Markets Securities Fund

TEMPLETON INVESTMENT COUNSEL, INC.:
 Templeton Asset Strategy Fund

LAZARD ASSET MANAGEMENT:
 Lazard Retirement Equity Portfolio
 Lazard Retirement Small Cap Portfolio

MORGAN STANLEY ASSET MANAGEMENT:
 Morgan Stanley International Magnum Portfolio
 Morgan Stanley Emerging Markets Equity Portfolio

-------------------------
* The MFS Limited Maturity Series subaccount is no longer available for new allocations as of May 1, 1999.

     The Fixed Account is part of the general account of VFL and is an investment option available to contractholders. The Fixed Account has not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. The accompanying financial statements do not reflect amounts invested in the Fixed Account.

     The assets of the Variable Account are segregated from VFL's general account and other separate accounts. The contractholder (before the maturity date, while the contractholder is still living or the policy is in force), may transfer all or part of any subaccount value to another subaccount(s) or to the Fixed Account, or transfer all or part of amounts in the Fixed Account to any subaccount(s).

               NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS -- Investments in the Variable Account consist of shares of the Funds and are stated at fair value based on quoted market prices. Changes in the difference between market value and cost are reflected as net unrealized gains (losses) in the accompanying financial statements.

     INVESTMENT INCOME -- Investment income consists of dividends declared by the Funds which are recognized on the date of record.

     REALIZED INVESTMENT GAINS AND LOSSES -- Realized investment gains and losses represent the difference between the proceeds from sales of shares of the Funds held by the Variable Account and the cost of such shares, which are determined using the first-in first-out cost method.

     FEDERAL INCOME TAXES -- Net investment income and realized gains and losses on investments of the Variable Account are taxable to contractholders generally upon distribution. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the opinion of Variable Account's management, these statements

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

       NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) include all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial position, results of operations and changes in net assets in the accompanying financial statements.

                         NOTE 3. CHARGES AND DEDUCTIONS

     Monthly deductions are made from each contractholder's account under the terms of the Policy to compensate VFL for certain administration expenses. The policy fee is $6 per month. In addition, in the first year of a policy another $20 per month is deducted. Furthermore, in the event of an increase to the death benefit of the Policy, an additional fee of $10 per month is deducted for the twelve months subsequent to the death benefit increase. A deduction is also made for the cost of insurance and any charges for supplemental riders. The cost of insurance charge is based on the sex, attained age, issue age, risk class, and number of years that the policy or increment of specified amount has been in force. All of the foregoing charges are deducted from the contractholder's investment in the Fixed Account and the subaccounts of the Variable Account in proportion to the contractholder's investments in such accounts.

     VFL deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the policy. The daily charge is equal to an annual rate of 0.90% of the net assets of the Variable Account during the first 10 policy years and an annual rate of 0.45% of the net assets of the Variable Account during policy years 11 and thereafter.

     VFL deducts an amount equal to 3.5% from each premium payment (deposit) made by the contractholder to cover federal tax liabilities and state and local premium taxes. An additional deduction for sales charges is made from premium payments (deposits). Such deduction is made under the terms of the Policy and ranges from 2% to 4% of the premium payments (deposits). Net premiums after these deductions are invested in the mutual funds.

     VFL permits 12 transfers between and among the subaccounts (one of which can be applied to the Fixed Account) per policy year without an assessment of a fee. For each additional transfer, VFL charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred.

                      NOTE 4. DIVERSIFICATION REQUIREMENTS

     Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable life insurance policy will not be treated as life insurance under Section 7702 of the Code for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. VFL believes, based on the prospectuses of each of the Funds that the Variable Account participates in, that the mutual funds satisfy the diversification requirement of the regulations.

                              NOTE 5. OTHER EVENTS

     On October 6, 2000 CNAF, issued a press release announcing the sale of its life reinsurance business to Munich American Reassurance Company, the U.S. subsidiary of Munich RE. A portion of the life reinsurance business is conducted through VFL as part of a Reinsurance Pooling Agreement. The transfer of this business is not expected to have a material impact on results of operations or equity of the Variable Life Separate Account or those of VFL.

                          INDEPENDENT AUDITORS' REPORT

To the Contractholders of Valley Forge Life Insurance Company Variable Universal Life Separate Account and the Board of Directors of Valley Forge Life Insurance
Company:

     We have audited the accompanying statement of assets and liabilities of the subaccounts of Valley Forge Life Insurance Company Variable Life Separate Account (the "Account") as of December 31, 1999, the statements of operations for the year ended December 31, 1999, and changes in net assets for the two years ended December 31, 1999. The subaccounts that collectively comprise the Account are the Federated Prime Money Fund II, Federated Utility Fund II, Federated High Income Bond Fund II, Fidelity Variable Insurance Products Fund Equity-Income Portfolio, Fidelity Variable Insurance Products Fund II Asset Manager Portfolio, Fidelity Variable Insurance Products Fund II Index 500 Portfolio, Fidelity Variable Insurance Products Fund II Contrafund Portfolio, The Alger American Fund Small Capitalization Portfolio, The Alger American Growth Portfolio, The Alger American MidCap Growth Portfolio, MFS Emerging Growth Series, MFS Research Series, MFS Growth with Income Series, MFS Limited Maturity Series, MFS Total Return Series, SoGen Overseas Variable Fund, Van Eck Worldwide Hard Assets, Van Eck Emerging Markets Fund, Janus Aspen Capital Appreciation Portfolio, Janus Aspen Growth Portfolio, Janus Aspen Balanced Portfolio, Janus Aspen Flexible Income Portfolio, Janus Aspen International Growth Portfolio and Janus Aspen World Wide Growth Portfolio. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts that comprise the Account as of December 31, 1999, the results of their operations for the year ended December 31, 1999, and the changes in their net assets for the two years ended December 31, 1999, are in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Chicago, Illinois
February 24, 2000

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES

                                      FEDERATED                       FEDERATED       FIDELITY       FIDELITY
                                        PRIME         FEDERATED         HIGH           EQUITY-         ASSET         FIDELITY
                                        MONEY          UTILITY       INCOME BOND       INCOME         MANAGER       INDEX 500
DECEMBER 31, 1999                      FUND II         FUND II         FUND II        PORTFOLIO      PORTFOLIO      PORTFOLIO
-----------------                     ---------       ---------      -----------      ---------      ---------      ---------
ASSETS:
  Investments, at market value
    (see supplemental cost
    information below)                $1,337,536      $123,711        $107,312        $628,527       $266,010       $1,819,650
                                      ----------      --------        --------        --------       --------       ----------
      TOTAL ASSETS                     1,337,536       123,711         107,312         628,527        266,010        1,819,650
                                      ----------      --------        --------        --------       --------       ----------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                           (26,564)         (867)             --         (13,051)            --               --
                                      ----------      --------        --------        --------       --------       ----------
      TOTAL LIABILITIES                  (26,564)         (867)             --         (13,051)            --               --
                                      ----------      --------        --------        --------       --------       ----------
NET ASSETS                            $1,310,972      $122,844        $107,312        $615,476       $266,010       $1,819,650
                                      ==========      ========        ========        ========       ========       ==========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                $1,310,972      $122,453        $109,593        $623,780       $247,427       $1,879,231
                                      ==========      ========        ========        ========       ========       ==========


                                     FIDELITY
                                    CONTRAFUND
DECEMBER 31, 1999                   PORTFOLIO
-----------------                   ----------
ASSETS:
  Investments, at market value
    (see supplemental cost
    information below)              $1,141,432
                                    ----------
      TOTAL ASSETS                   1,141,432
                                    ----------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                        (601,696)
                                    ----------
      TOTAL LIABILITIES               (601,696)
                                    ----------
NET ASSETS                          $  539,736
                                    ==========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost              $1,080,717
                                    ==========

                                         VAN ECK       JANUS ASPEN                                         JANUS ASPEN
                                         EMERGING        CAPITAL         JANUS ASPEN      JANUS ASPEN       FLEXIBLE
                                         MARKETS       APPRECIATION        GROWTH          BALANCED          INCOME
DECEMBER 31, 1999                          FUND         PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO
-----------------                        --------      ------------      -----------      -----------      -----------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                               $85,808         $231,654         $118,851          $12,165           $217
                                         -------         --------         --------          -------           ----
      TOTAL ASSETS                        85,808          231,654          118,851           12,165            217
                                         -------         --------         --------          -------           ----
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                --               --               --              (23)            (1)
                                         -------         --------         --------          -------           ----
      TOTAL LIABILITIES                       --               --               --              (23)            (1)
                                         -------         --------         --------          -------           ----
NET ASSETS                               $85,808         $231,654         $118,851          $12,142           $216
                                         =======         ========         ========          =======           ====
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                   $60,834         $192,395         $102,538          $11,102           $215
                                         =======         ========         ========          =======           ====

                                      JANUS ASPEN          JANUS ASPEN
                                     INTERNATIONAL         WORLD WIDE
                                        GROWTH               GROWTH
DECEMBER 31, 1999                      PORTFOLIO            PORTFOLIO
-----------------                    -------------         -----------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                              $31,404              $94,996
                                        -------              -------
      TOTAL ASSETS                       31,404               94,996
                                        -------              -------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                              (14)                  --
                                        -------              -------
      TOTAL LIABILITIES                     (14)                  --
                                        -------              -------
NET ASSETS                              $31,390              $94,996
                                        =======              =======
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                  $26,521              $77,201
                                        =======              =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
              STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)

                                                                         ALGER
                                         ALGER AMERICAN     ALGER      AMERICAN      MFS                                   MFS
                                             SMALL         AMERICAN     MIDCAP     EMERGING     MFS       MFS GROWTH     LIMITED
                                         CAPITALIZATION     GROWTH      GROWTH      GROWTH    RESEARCH       WITH        MATURITY
DECEMBER 31, 1999                          PORTFOLIO      PORTFOLIO    PORTFOLIO    SERIES     SERIES    INCOME SERIES    SERIES
-----------------                        --------------   ---------    ---------   --------   --------   -------------   --------
ASSETS:
  Investments, at market value (see
    supplemental cost information
    below)                                  $306,155      $1,359,820   $457,509    $915,394   $428,976     $502,242      $ 77,690
                                            --------      ----------   --------    --------   --------     --------      --------
      TOTAL ASSETS                           306,155       1,359,820    457,509     915,394    428,976      502,242        77,690
                                            --------      ----------   --------    --------   --------     --------      --------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                               (14,699)             --     (3,400)         (8)    (2,698)        (373)       (4,181)
                                            --------      ----------   --------    --------   --------     --------      --------
      TOTAL LIABILITIES                      (14,699)             --     (3,400)         (8)    (2,698)        (373)       (4,181)
                                            --------      ----------   --------    --------   --------     --------      --------
NET ASSETS                                  $291,456      $1,359,820   $454,109    $915,386   $426,278     $501,869      $ 73,509
                                            ========      ==========   ========    ========   ========     ========      ========
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                      $253,752      $1,193,861   $387,900    $686,138   $348,548     $466,568      $ 77,882
                                            ========      ==========   ========    ========   ========     ========      ========

                                                                  SOGEN           VAN ECK
                                             MFS TOTAL          OVERSEAS         WORLDWIDE
DECEMBER 31, 1999                          RETURN SERIES      VARIABLE FUND   HARD ASSETS FUND
-----------------                          -------------      -------------   ----------------
ASSETS:
  Investments, at market value (see
    supplemental cost information below)     $341,613           $288,735          $23,391
                                             --------           --------          -------
      TOTAL ASSETS                           $341,613            288,735           23,391
                                             --------           --------          -------
LIABILITIES:
  Payable for fund withdrawals and
    surrenders                                     --                 --              (26)
                                             --------           --------          -------
      TOTAL LIABILITIES                            --                 --              (26)
                                             --------           --------          -------
  NET ASSETS                                 $341,613           $288,735          $23,365
                                             ========           ========          =======
SUPPLEMENTAL COST INFORMATION:
  Investments, at cost                       $350,610           $247,934          $22,339
                                             ========           ========          =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENTS OF OPERATIONS

                                                                            FEDERATED
                                                    FEDERATED                 HIGH      FIDELITY    FIDELITY
                                                      PRIME     FEDERATED    INCOME      EQUITY-      ASSET     FIDELITY
FOR THE YEAR ENDED                                    MONEY      UTILITY      BOND       INCOME      MANAGER    INDEX 500
DECEMBER 31, 1999                                    FUND II     FUND II     FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO
------------------                                  ---------   ---------   ---------   ---------   ---------   ---------
Investment income:
  Dividend income                                   $ 34,277     $ 5,412    $  6,010    $ 18,590     $13,097    $   8,382
                                                    --------     -------    --------    --------     -------    ---------
                                                      34,277       5,412       6,010      18,590      13,097        8,382
                                                    --------     -------    --------    --------     -------    ---------
Expenses:
  Mortality and expense risk charges                   6,667         803         750       4,465       1,936        9,965
  Policy fees/Cost of insurance                       75,698      10,867      12,804      52,685      20,302      135,236
                                                    --------     -------    --------    --------     -------    ---------
                                                      82,365      11,670      13,554      57,150      22,238      145,201
                                                    --------     -------    --------    --------     -------    ---------
  NET INVESTMENT INCOME (LOSS)                       (48,088)     (6,258)     (7,544)    (38,560)     (9,141)    (136,819)
                                                    --------     -------    --------    --------     -------    ---------
Investment gains and (losses):
  Net realized gains (losses)                             --         750      (2,687)      4,507       6,698       69,785
  Net unrealized gains (losses)                           --      (3,365)     (2,743)    (22,236)     11,758     (105,956)
                                                    --------     -------    --------    --------     -------    ---------
  NET REALIZED AND UNREALIZED INVESTMENT GAINS
    (LOSSES)                                              --      (2,615)     (5,430)    (17,729)     18,456      (36,171)
                                                    --------     -------    --------    --------     -------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                   $(48,088)    $(8,873)   $(12,974)   $(56,289)    $ 9,315    $(172,990)
                                                    ========     =======    ========    ========     =======    =========


                                                   FIDELITY
FOR THE YEAR ENDED                                CONTRAFUND
DECEMBER 31, 1999                                 PORTFOLIO
------------------                                ----------
Investment income:
  Dividend income                                 $  16,984
                                                  ---------
                                                     16,984
                                                  ---------
Expenses:
  Mortality and expense risk charges                  6,231
  Policy fees/Cost of insurance                      78,259
                                                  ---------
                                                     84,490
                                                  ---------
  NET INVESTMENT INCOME (LOSS)                      (67,506)
                                                  ---------
Investment gains and (losses):
  Net realized gains (losses)                       142,245
  Net unrealized gains (losses)                    (584,391)
                                                  ---------
  NET REALIZED AND UNREALIZED INVESTMENT GAINS
    (LOSSES)                                       (442,146)
                                                  ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                 $(509,652)
                                                  =========

                                                                      JANUS                                          JANUS
                                                     VAN ECK          ASPEN            JANUS          JANUS          ASPEN
                                                     EMERGING        CAPITAL           ASPEN          ASPEN        FLEXIBLE
               FOR THE YEAR ENDED                    MARKETS       APPRECIATION       GROWTH        BALANCED        INCOME
                DECEMBER 31, 1999                      FUND         PORTFOLIO        PORTFOLIO      PORTFOLIO      PORTFOLIO
               ------------------                    --------      ------------      ---------      ---------      ---------
Investment income:
  Dividend income                                    $    --         $    --          $    --        $   --          $ --
                                                     -------         -------          -------        ------          ----
                                                          --              --               --            --            --
                                                     -------         -------          -------        ------          ----
Expenses:
  Mortality and expense risk charges                     167             453              133            12            --
  Policy fees/Cost of insurance                        6,146           1,330              684           137            38
                                                     -------         -------          -------        ------          ----
                                                       6,313           1,783              817           149            38
                                                     -------         -------          -------        ------          ----
  NET INVESTMENT INCOME (LOSS)                        (6,313)         (1,783)            (817)         (149)          (38)
                                                     -------         -------          -------        ------          ----
Investment gains and (losses):
  Net realized gains (losses)                          6,510          23,381             (237)           11            --
  Net unrealized gains (losses)                       25,767          39,259           16,313         1,040             1
                                                     -------         -------          -------        ------          ----
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                                    32,277          62,640           16,076         1,051             1
                                                     -------         -------          -------        ------          ----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                    $25,964         $60,857          $15,259        $  902          $(37)
                                                     =======         =======          =======        ======          ====

                                                                        JANUS
                                                       JANUS            ASPEN
                                                       ASPEN            WORLD
                                                   INTERNATIONAL        WIDE
               FOR THE YEAR ENDED                     GROWTH           GROWTH
                DECEMBER 31, 1999                    PORTFOLIO        PORTFOLIO
               ------------------                  -------------      ---------
Investment income:
  Dividend income                                     $    --          $    --
                                                      -------          -------
                                                           --               --
                                                      -------          -------
Expenses:
  Mortality and expense risk charges                       58              157
  Policy fees/Cost of insurance                           293              651
                                                      -------          -------
                                                          351              808
                                                      -------          -------
  NET INVESTMENT INCOME (LOSS)                           (351)            (808)
                                                      -------          -------
Investment gains and (losses):
  Net realized gains (losses)                          11,007           11,697
  Net unrealized gains (losses)                         4,869           17,795
                                                      -------          -------
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                                     15,876           29,492
                                                      -------          -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                     $15,525          $28,684
                                                      =======          =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                    STATEMENTS OF OPERATIONS -- (CONTINUED)

                                                 ALGER                      ALGER                             MFS
                                                AMERICAN        ALGER     AMERICAN      MFS                  GROWTH      MFS
                                                 SMALL        AMERICAN     MIDCAP     EMERGING     MFS        WITH     LIMITED
FOR THE YEAR ENDED                           CAPITALIZATION    GROWTH      GROWTH      GROWTH    RESEARCH    INCOME    MATURITY
DECEMBER 31, 1999                              PORTFOLIO      PORTFOLIO   PORTFOLIO    SERIES     SERIES     SERIES     SERIES
------------------                           --------------   ---------   ---------   --------   --------    ------    --------
Investment income:
  Dividend income                               $16,693       $ 62,822     $38,874    $     --   $  2,935   $  1,986   $ 4,218
                                                -------       --------     -------    --------   --------   --------   -------
                                                 16,693         62,822      38,874          --      2,935      1,986     4,218
                                                -------       --------     -------    --------   --------   --------   -------
Expenses:
  Mortality and expense risk charges              1,619          7,580       2,650       4,133      3,363      3,016       586
  Policy fees/Cost of insurance                  21,221         90,363      30,100      58,872     36,824     39,310     8,706
                                                -------       --------     -------    --------   --------   --------   -------
                                                 22,840         97,943      32,750      63,005     40,187     42,326     9,292
                                                -------       --------     -------    --------   --------   --------   -------
  NET INVESTMENT INCOME (LOSS)                   (6,147)       (35,121)      6,124     (63,005)   (37,252)   (40,340)   (5,074)
                                                -------       --------     -------    --------   --------   --------   -------
Investment gains and (losses):
  Net realized gains (losses)                    23,168         77,813       9,208      23,492     10,097      5,229      (210)
  Net unrealized gains (losses)                  27,800        122,720      43,822     188,807     59,131     18,997    (3,124)
                                                -------       --------     -------    --------   --------   --------   -------
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                               50,968        200,533      53,030     212,299     69,228     24,226    (3,334)
                                                -------       --------     -------    --------   --------   --------   -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                     $44,821       $165,412     $59,154    $149,294   $ 31,976   $(16,114)  $(8,408)
                                                =======       ========     =======    ========   ========   ========   =======

                                                                    SOGEN           VAN ECK
FOR THE YEAR ENDED                             MFS TOTAL          OVERSEAS         WORLDWIDE
DECEMBER 31, 1999                            RETURN SERIES      VARIABLE FUND   HARD ASSETS FUND
------------------                           -------------      -------------   ----------------
Investment income:
  Dividend income                              $ 12,074            $ 3,304          $   190
                                               --------            -------          -------
                                                 12,074              3,304              190
                                               --------            -------          -------
Expenses:
  Mortality and expense risk charges              2,243              2,004              154
  Policy fees/Cost of insurance                  26,801             31,183            2,422
                                               --------            -------          -------
                                                 29,044             33,187            2,576
                                               --------            -------          -------
  NET INVESTMENT INCOME (LOSS)                  (16,970)           (29,883)          (2,386)
                                               --------            -------          -------
Investment gains and (losses):
  Net realized gains (losses)                     4,670             38,990              760
  Net unrealized gains (losses)                 (14,859)            42,033            1,839
                                               --------            -------          -------
  NET REALIZED AND UNREALIZED INVESTMENT
    GAINS (LOSSES)                              (10,189)            81,023            2,599
                                               --------            -------          -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                    $(27,159)           $51,140          $   213
                                               ========            =======          =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                            FEDERATED
                             FEDERATED                        HIGH         FIDELITY       FIDELITY
                               PRIME         FEDERATED       INCOME         EQUITY-         ASSET         FIDELITY      FIDELITY
    FOR THE YEAR ENDED         MONEY          UTILITY         BOND          INCOME         MANAGER       INDEX 500     CONTRAFUND
     DECEMBER 31, 1999        FUND II         FUND II        FUND II       PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO
    ------------------       ---------       ---------      ---------      ---------      ---------      ---------     ----------
From operations:
  Net investment income
    (loss)                   $  (48,088)     $ (6,258)      $ (7,544)      $(38,560)      $ (9,141)      $ (136,819)   $ (67,506)
  Net realized and
    unrealized investment
    gains (losses)                   --        (2,615)        (5,430)       (17,729)        18,456          (36,171)    (442,146)
                             ----------      --------       --------       --------       --------       ----------    ---------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS     (48,088)       (8,873)       (12,974)       (56,289)         9,315         (172,990)    (509,652)
                             ----------      --------       --------       --------       --------       ----------    ---------
From capital transactions:
  Net premiums/deposits       1,215,907        85,733         78,714        410,539        148,962        1,212,597      672,068
  Surrenders and
    withdrawals                  (1,542)           19           (941)         1,122           (523)          (9,452)      (3,707)
  Transfers in (out of)
    subaccounts,
    net -- Note 1              (702,832)       (3,776)       (22,988)       (39,350)        22,540          369,492       53,687
                             ----------      --------       --------       --------       --------       ----------    ---------
CHANGE IN NET ASSETS
  RESULTING FROM CAPITAL
  TRANSACTIONS                  511,533        81,976         54,785        372,311        170,979        1,572,637      722,048
                             ----------      --------       --------       --------       --------       ----------    ---------
Increase in net assets          463,445        73,103         41,811        316,022        180,294        1,399,647      212,396
Net assets at beginning of
  period                        847,527        49,741         65,501        299,454         85,716          420,003      327,340
                             ----------      --------       --------       --------       --------       ----------    ---------
NET ASSETS AT END OF PERIOD  $1,310,972      $122,844       $107,312       $615,476       $266,010       $1,819,650    $ 539,736
                             ==========      ========       ========       ========       ========       ==========    =========
NET ASSET VALUE PER UNIT AT
  END OF PERIOD              $     1.00      $  14.35       $  10.24       $  25.71       $  18.67       $   167.41    $   29.15
                             ==========      ========       ========       ========       ========       ==========    =========
UNITS OUTSTANDING AT END OF
  PERIOD                      1,310,972         8,561         10,480         23,939         14,248           10,869       18,516
                             ==========      ========       ========       ========       ========       ==========    =========

                                      ALGER                       ALGER
                                     AMERICAN        ALGER      AMERICAN
                                      SMALL         AMERICAN     MIDCAP
FOR THE YEAR ENDED                CAPITALIZATION     GROWTH      GROWTH
DECEMBER 31, 1999                   PORTFOLIO      PORTFOLIO    PORTFOLIO
------------------                --------------   ---------    ---------
From operations:
  Net investment income (loss)       $ (6,147)     $  (35,121)  $  6,124
  Net realized and unrealized
    investment gains (losses)          50,968         200,533     53,030
                                     --------      ----------   --------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                      44,821         165,412     59,154
                                     --------      ----------   --------
From capital transactions:
  Net premiums/deposits               149,226         813,146    190,974
  Surrenders and withdrawals           (1,485)        (25,742)      (972)
  Transfers in (out of)
    subaccounts, net -- Note 1        (32,320)        126,761     36,116
                                     --------      ----------   --------
CHANGE IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS           115,421         914,165    226,118
                                     --------      ----------   --------
Increase in net assets                160,242       1,079,577    285,272
Net assets at beginning of
  period                              131,214         280,243    168,837
                                     --------      ----------   --------
NET ASSETS AT END OF PERIOD          $291,456      $1,359,820   $454,109
                                     ========      ==========   ========
NET ASSET VALUE PER UNIT AT END
  OF PERIOD                          $  55.15      $    64.38   $  32.23
                                     ========      ==========   ========
UNITS OUTSTANDING AT END OF
  PERIOD                                5,285          21,122     14,090
                                     ========      ==========   ========


                                  MFS EMERGING     MFS       MFS GROWTH     MFS LIMITED
FOR THE YEAR ENDED                   GROWTH      RESEARCH       WITH         MATURITY
DECEMBER 31, 1999                    SERIES       SERIES    INCOME SERIES     SERIES
------------------                ------------   --------   -------------   -----------
From operations:
  Net investment income (loss)      $(63,005)    $(37,252)    $(40,340)      $ (5,074)
  Net realized and unrealized
    investment gains (losses)        212,299       69,228       24,226         (3,334)
                                    --------     --------     --------       --------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                    149,294       31,976      (16,114)        (8,408)
                                    --------     --------     --------       --------
From capital transactions:
  Net premiums/deposits              344,008      187,325      301,314         42,954
  Surrenders and withdrawals          (3,708)      (1,274)      (2,829)          (315)
  Transfers in (out of)
    subaccounts, net -- Note 1       139,533        2,955        8,922        (14,192)
                                    --------     --------     --------       --------
CHANGE IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS          479,833      189,006      307,407         28,447
                                    --------     --------     --------       --------
Increase in net assets               629,127      220,982      291,293         20,039
Net assets at beginning of
  period                             286,259      205,296      210,576         53,470
                                    --------     --------     --------       --------
NET ASSETS AT END OF PERIOD         $915,386     $426,278     $501,869       $ 73,509
                                    ========     ========     ========       ========
NET ASSET VALUE PER UNIT AT END
  OF PERIOD                         $  37.94     $  23.34     $  21.31       $   9.81
                                    ========     ========     ========       ========
UNITS OUTSTANDING AT END OF
  PERIOD                              24,127       18,264       23,551          7,493
                                    ========     ========     ========       ========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)

                                                          VAN ECK
                               MFS          SOGEN        WORLDWIDE      VAN ECK       JANUS ASPEN         JANUS          JANUS
                              TOTAL        OVERSEAS        HARD         EMERGING        CAPITAL           ASPEN          ASPEN
FOR THE YEAR ENDED            RETURN       VARIABLE        ASSET        MARKETS       APPRECIATION       GROWTH         BALANCED
DECEMBER 31, 1999             SERIES         FUND          FUND           FUND         PORTFOLIO        PORTFOLIO      PORTFOLIO
------------------            ------       --------      ---------      --------      ------------      ---------      ---------
From operations:
  Net investment income
    (loss)                   $(16,970)     $(29,883)      $(2,386)      $(6,313)        $ (1,783)       $   (817)       $  (149)
  Net realized and
    unrealized investment
    gains (losses)            (10,189)       81,023         2,599        32,277           62,640          16,076          1,051
                             --------      --------       -------       -------         --------        --------        -------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS   (27,159)       51,140           213        25,964           60,857          15,259            902
                             --------      --------       -------       -------         --------        --------        -------
From capital transactions:
  Net premiums/deposits       243,333        94,031        14,568        40,337          170,800         103,592         11,240
  Surrenders and
    withdrawals                  (547)        2,448           (75)       (1,098)              --              --             --
  Transfers in (out of)
    subaccounts, net --
    Note 1                     (2,322)        6,797        (1,744)        1,766               (3)             --             --
                             --------      --------       -------       -------         --------        --------        -------
CHANGE IN NET ASSETS
  RESULTING FROM CAPITAL
  TRANSACTIONS                240,464       103,276        12,749        41,005          170,797         103,592         11,240
                             --------      --------       -------       -------         --------        --------        -------
Increase in net assets        213,305       154,416        12,962        66,969          231,654         118,851         12,142
Net assets at beginning of
  period                      128,308       134,319        10,403        18,839               --              --             --
                             --------      --------       -------       -------         --------        --------        -------
NET ASSETS AT END OF PERIOD  $341,613      $288,735       $23,365       $85,808         $231,654        $118,851        $12,142
                             ========      ========       =======       =======         ========        ========        =======
NET ASSET VALUE PER UNIT AT
  END OF PERIOD              $  17.75      $  14.18       $ 10.96       $ 14.26         $  33.17        $  33.65        $ 27.92
                             ========      ========       =======       =======         ========        ========        =======
UNITS OUTSTANDING AT END OF
  PERIOD                       19,245        20,362         2,132         6,017            6,984           3,532            435
                             ========      ========       =======       =======         ========        ========        =======

                                             JANUS ASPEN       JANUS ASPEN        JANUS ASPEN
FOR THE YEAR ENDED                         FLEXIBLE INCOME    INTERNATIONAL        WORLD WIDE
DECEMBER 31, 1999                             PORTFOLIO      GROWTH PORTFOLIO   GROWTH PORTFOLIO
------------------                         ---------------   ----------------   ----------------
From operations:
  Net investment income (loss)                 $  (38)           $  (351)           $  (808)
  Net realized and unrealized investment
    gains (losses)                                  1             15,876             29,492
                                               ------            -------            -------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                      (37)            15,525             28,684
                                               ------            -------            -------
From capital transactions:
  Net premiums/deposits                           253             15,865             66,312
  Surrenders and withdrawals                       --                 --                 --
  Transfers in (out of) subaccounts,
    net -- Note 1                                  --                 --                 --
                                               ------            -------            -------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                            253             15,865             66,312
                                               ------            -------            -------
Increase in net assets                            216             31,390             94,996
Net assets at beginning of period                  --                 --                 --
                                               ------            -------            -------
NET ASSETS AT END OF PERIOD                    $  216            $31,390            $94,996
                                               ======            =======            =======
NET ASSET VALUE PER UNIT AT END OF PERIOD      $11.42            $ 38.67            $ 47.75
                                               ======            =======            =======
UNITS OUTSTANDING AT END OF PERIOD                 19                812              1,989
                                               ======            =======            =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)

                                                                  FEDERATED
                                        FEDERATED    FEDERATED   HIGH INCOME     FIDELITY
FOR THE YEAR ENDED                     PRIME MONEY    UTILITY       BOND       EQUITY-INCOME
DECEMBER 31, 1998                        FUND II      FUND II      FUND II       PORTFOLIO
------------------                     -----------   ---------   -----------   -------------
From operations:
  Net investment income (loss)          $(14,476)     $(3,056)     $(5,532)      $(22,666)
  Net realized and unrealized
    investment gains (losses)                 --        3,330          192         11,559
                                        --------      -------      -------       --------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                             (14,476)         274       (5,340)       (11,107)
                                        --------      -------      -------       --------
From capital transactions:
  Net premiums/deposits                1,100,864       36,000       58,181        263,891
  Surrenders and withdrawals                (572)         (83)        (165)        (2,423)
  Transfers in (out of) subaccounts,
    net -- Note 1                       (303,884)        (229)       8,694         22,472
                                        --------      -------      -------       --------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                   796,408       35,688       66,710        283,940
                                        --------      -------      -------       --------
Increase (decrease) in net assets        781,932       35,962       61,370        272,833
Net assets at beginning of period         65,595       13,779        4,131         26,621
                                        --------      -------      -------       --------
NET ASSETS AT END OF PERIOD             $847,527      $49,741      $65,501       $299,454
                                        ========      =======      =======       ========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                                $   1.00      $ 15.27      $ 10.92       $  25.42
                                        ========      =======      =======       ========
UNITS OUTSTANDING AT END OF PERIOD       847,527        3,257        5,998         11,780
                                        ========      =======      =======       ========

                                       FIDELITY
                                         ASSET     FIDELITY     FIDELITY
FOR THE YEAR ENDED                      MANAGER    INDEX 500   CONTRAFUND
DECEMBER 31, 1998                      PORTFOLIO   PORTFOLIO   PORTFOLIO
------------------                     ---------   ---------   ----------
From operations:
  Net investment income (loss)          $(6,180)   $(38,788)    $(22,765)
  Net realized and unrealized
    investment gains (losses)             6,583      46,453       46,063
                                        -------    --------     --------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                403       7,665       23,298
                                        -------    --------     --------
From capital transactions:
  Net premiums/deposits                  61,909     327,244      246,088
  Surrenders and withdrawals               (129)     (6,058)      (1,201)
  Transfers in (out of) subaccounts,
    net -- Note 1                        16,042      50,804       36,435
                                        -------    --------     --------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                   77,822     371,990      281,322
                                        -------    --------     --------
Increase (decrease) in net assets        78,225     379,655      304,620
Net assets at beginning of period         7,491      40,348       22,720
                                        -------    --------     --------
NET ASSETS AT END OF PERIOD             $85,716    $420,003     $327,340
                                        =======    ========     ========
NET ASSET VALUE PER UNIT AT END OF
  PERIOD                                $ 18.16    $ 141.25     $  24.44
                                        =======    ========     ========
UNITS OUTSTANDING AT END OF PERIOD        4,720       2,973       13,394
                                        =======    ========     ========

                                             THE ALGER                  THE ALGER                              MFS
                                              AMERICAN      THE ALGER   AMERICAN         MFS                  GROWTH       MFS
                                               SMALL        AMERICAN     MIDCAP        EMERGING     MFS        WITH      LIMITED
FOR THE YEAR ENDED                         CAPITALIZATION    GROWTH      GROWTH         GROWTH    RESEARCH    INCOME     MATURITY
DECEMBER 31, 1998                            PORTFOLIO      PORTFOLIO   PORTFOLIO       SERIES     SERIES     SERIES      SERIES
------------------                         --------------   ---------   ---------      --------   --------    ------     --------
From operations:
  Net investment income (loss)                $ (3,424)     $ (6,097)   $ (9,436)      $(22,642)  $(15,787)  $(18,580)   $(4,763)
  Net realized and unrealized investment
    gains (losses)                               4,449        44,836      22,499         40,816     18,836     12,276       (499)
                                              --------      --------    --------       --------   --------   --------    -------
CHANGE IN NET ASSETS RESULTING FROM
  OPERATIONS                                     1,025        38,739      13,063         18,174      3,049     (6,304)    (5,262)
                                              --------      --------    --------       --------   --------   --------    -------
From capital transactions:
  Net premiums/deposits                         88,005       171,948     119,140        214,349    173,364    141,269     47,751
  Surrenders and withdrawals                      (313)       (1,636)     (1,360)          (734)    (2,718)    (2,367)      (363)
  Transfers in (out of) subaccounts,
    net -- Note 1                               26,949        37,058      26,519         27,749     11,059     51,081         (7)
                                              --------      --------    --------       --------   --------   --------    -------
CHANGE IN NET ASSETS RESULTING FROM
  CAPITAL TRANSACTIONS                         114,641       207,370     144,299        241,364    181,705    189,983     47,381
                                              --------      --------    --------       --------   --------   --------    -------
Increase (decrease) in net assets              115,666       246,109     157,362        259,538    184,754    183,679     42,119
Net assets at beginning of period               15,548        34,134      11,475         26,721     20,542     26,897     11,351
                                              --------      --------    --------       --------   --------   --------    -------
NET ASSETS AT END OF PERIOD                   $131,214      $280,243    $168,837       $286,259   $205,296   $210,576    $53,470
                                              ========      ========    ========       ========   ========   ========    =======
NET ASSET VALUE PER UNIT AT END OF PERIOD     $  43.97      $  53.22    $  28.87       $  21.47   $  19.05   $  20.11    $ 10.16
                                              ========      ========    ========       ========   ========   ========    =======
UNITS OUTSTANDING AT END OF PERIOD               2,984         5,266       5,848         13,333     10,777     10,471      5,263
                                              ========      ========    ========       ========   ========   ========    =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
               STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)

                                                                                        VAN ECK
                                                           MFS           SOGEN         WORLDWIDE       VAN ECK
                                                          TOTAL         OVERSEAS         HARD          EMERGING
FOR THE YEAR ENDED                                        RETURN        VARIABLE        ASSETS         MARKETS
DECEMBER 31, 1998                                         SERIES          FUND           FUND            FUND
------------------                                        ------        --------       ---------       --------
From operations:
  Net investment income (loss)                           $ (5,524)      $(14,549)       $  (417)       $(3,614)
  Net realized and unrealized investment gains
    (losses)                                                6,093         (3,210)        (3,800)        (3,708)
                                                         --------       --------        -------        -------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS                569        (17,759)        (4,217)        (7,322)
                                                         --------       --------        -------        -------
From capital transactions:
  Net premiums/deposits                                    97,181        135,934          9,690         20,390
  Surrenders and withdrawals                                 (194)        (2,482)          (156)          (296)
  Transfers in (out of) subaccounts, net -- Note 1         28,785          5,437           (816)          (690)
                                                         --------       --------        -------        -------
CHANGE IN NET ASSETS RESULTING FROM CAPITAL
  TRANSACTIONS                                            125,772        138,889          8,718         19,404
                                                         --------       --------        -------        -------
Increase (decrease) in net assets                         126,341        121,130          4,501         12,082
Net assets at beginning of period                           1,967         13,189          5,902          6,757
                                                         --------       --------        -------        -------
NET ASSETS AT END OF PERIOD                              $128,308       $134,319        $10,403        $18,839
                                                         ========       ========        =======        =======
NET ASSET VALUE PER UNIT AT END OF PERIOD                $  18.12       $  10.07        $  9.20        $  7.12
                                                         ========       ========        =======        =======
UNITS OUTSTANDING AT END OF PERIOD                          7,081         13,339          1,131          2,646
                                                         ========       ========        =======        =======

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

                              NOTE 1. ORGANIZATION

     Valley Forge Life Insurance Company Variable Life Separate Account ("Variable Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Valley Forge Life Insurance Company ("VFL"). The Variable Account began operations on February 24, 1997. VFL is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA.

     VFL sells a wide range of life insurance products, including the Capital Select variable life policy ("Policy"). Under the terms of the Policy, policyowners select where the net premium payments of the Policy are invested. The policyowner may choose to invest in either the Variable Account, the fixed account ("Fixed Account") or both the Variable Account and Fixed Account. Policyholders who invest in the Variable Account are hereinafter referred to as the contractholder.

     The Variable Account currently offers 24 subaccounts each of which invests in shares of a corresponding fund ("Fund"), in which the contractholders bear all of the investment risk. Each Fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by an investment advisor ("Investment Advisor") which is registered with the Securities and Exchange Commission. The Investment Advisors and subaccounts are identified here.

INVESTMENT ADVISOR:
 Fund/subaccount

FEDERATED ADVISERS:
 Federated Prime Money Fund II
 Federated Utility Fund II
 Federated High Income Bond Fund II

FIDELITY MANAGEMENT & RESEARCH COMPANY:
 Fidelity Variable Insurance Products Fund
  Equity-Income Portfolio
  ("Fidelity Equity-Income Portfolio")
 Fidelity Variable Insurance Products Fund II
  Asset Manager Portfolio
  ("Fidelity Asset Manager Portfolio")
 Fidelity Variable Insurance Products Fund II
  Index 500 Portfolio
  ("Fidelity Index 500 Portfolio")
 Fidelity Variable Insurance Products Fund II
  Contrafund Portfolio
  ("Fidelity Contrafund Portfolio")

FRED ALGER MANAGEMENT, INC.:
 The Alger American Small Capitalization Portfolio
 The Alger American Growth Portfolio
 The Alger American MidCap Growth Portfolio

MASSACHUSETTS FINANCIAL SERVICES COMPANY:
 MFS Emerging Growth Series
 MFS Research Series
 MFS Growth With Income Series
 MFS Limited Maturity Series (closed to
  new investments)
 MFS Total Return Series

SOCIETE GENERALE ASSET MANAGEMENT CORP.:
 SoGen Overseas Variable Fund

VAN ECK ASSOCIATES CORPORATION:
 Van Eck Worldwide Hard Assets Fund
 Van Eck Emerging Markets Fund

JANUS CAPITAL CORPORATION--
    INSTITUTIONAL CLASS
 Janus Aspen Capital Appreciation Portfolio
 Janus Aspen Growth Portfolio
 Janus Aspen Balanced Portfolio
 Janus Aspen Flexible Income Portfolio
 Janus Aspen International Growth Portfolio
 Janus Aspen World Wide Growth Portfolio

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                      NOTE 1. ORGANIZATION -- (CONTINUED)

     The Fixed Account is part of the general account of VFL and is an investment option available to contractholders. The Fixed Account has not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. The accompanying financial statements do not reflect amounts invested in the Fixed Account.

     The assets of the Variable Account are segregated from VFL's general account and other separate accounts. The contractholder (before the maturity date, while the contractholder is still living or the policy is in force), may transfer all or part of any subaccount value to another subaccount(s) or to the Fixed Account, or transfer all or part of amounts in the Fixed Account to any subaccount(s). The MFS Limited Maturity Series subaccount is not available to receive transfers from new participants as of May 1, 1999.

               NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS -- Investments consist of shares of the Funds and are stated at fair value based on quoted market prices. Changes in the difference between market value and cost are reflected as net unrealized gains (losses) in the statement of operations.

     INVESTMENT INCOME -- Investment income consists of dividends declared by the Funds which are recognized on the date of record.

     REALIZED INVESTMENT GAINS AND LOSSES -- Realized investment gains and losses represent the difference between the proceeds from sales of shares of the Funds held by the Variable Account and the cost of such shares, which are determined using the first-in first-out cost method.

     FEDERAL INCOME TAXES -- Net investment income and realized gains and losses on investments of the Variable Account are taxable to contractholders generally upon distribution. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the opinion of Variable Account's management, these statements include all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial position, results of operations and changes in net assets in the accompanying financial statements.

                         NOTE 3. CHARGES AND DEDUCTIONS

     Monthly deductions are made from each contractholder's account under the terms of the Policy to compensate VFL for certain administration expenses. The policy fee is $6 per month. In addition, in the first year of a policy another $20 per month is deducted. Furthermore, in the event of an increase to the death benefit of the Policy, an additional fee of $10 per month is deducted for the twelve months subsequent to the death benefit increase. A deduction is also made for the cost of insurance and any charges for supplemental riders. The cost of insurance charge is based on the sex, attained age, issue age, risk class, and number of years that the policy or increment of specified amount has been in force. All of the foregoing charges are deducted from the contractholder's investment in the Fixed Account and the subaccounts of the Variable Account in proportion to the contractholder's investments in such accounts.

     VFL deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the policy. The daily charge is equal to an annual rate of 0.90% of the net

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 NOTE 3. CHARGES AND DEDUCTIONS -- (CONTINUED) assets of the Variable Account during the first 10 policy years and an annual rate of 0.45% of the net assets of the Variable Account during policy years 11 and thereafter.

     VFL deducts an amount equal to 3.5% from each premium payment (deposit) made by the contractholder to cover federal tax liabilities and state and local premium taxes. An additional deduction for sales charges is made from premium payments (deposits). Such deduction is made under the terms of the Policy and ranges from 2% to 4% of the premium payments (deposits). Net premiums after these deductions are invested in the mutual funds.

     VFL permits 12 transfers between and among the subaccounts (one of which can be applied to the Fixed Account) per policy year without an assessment of a fee. For each additional transfer, VFL charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred.

                      NOTE 4. DIVERSIFICATION REQUIREMENTS

     Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable life insurance policy will not be treated as life insurance under Section 7702 of the Code for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. VFL believes, based on the prospectuses of each of the Funds that the Variable Account participates in, that the mutual funds satisfy the diversification requirement of the regulations.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                            CONDENSED BALANCE SHEETS

---------------------------------------------------------------------------------------------
                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    2000             1999
(In thousands of dollars, except share data)                     (Unaudited)
---------------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities available-for-sale (amortized cost:
     $523,375 and $548,444)                                      $  517,451       $  530,512
  Equity securities available-for-sale (cost: $9,994 and $0
     )                                                               10,037               51
  Policy loans                                                       98,081           93,575
  Other invested assets                                                 141              433
  Short-term investments                                            122,125           24,714
                                                                 ----------       ----------
     TOTAL INVESTMENTS                                              747,835          649,285
Cash                                                                 12,842            3,529
Receivables:
  Reinsurance                                                     2,653,587        2,414,553
  Premium and other                                                  51,873           82,852
  Less allowance for doubtful accounts                                  (34)             (12)
Deferred acquisition costs                                          138,398          127,297
Accrued investment income                                             9,971           11,066
Receivables for securities sold                                       5,230            2,426
Federal income tax recoverable (from Assurance)                          --            4,316
Other assets                                                          7,400            4,883
Separate Account business                                           487,570          209,183
---------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                $4,114,672       $3,509,378
=============================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Insurance reserves:
  Future policy benefits                                         $2,964,252       $2,751,396
  Claims and claim expense                                          116,306          139,653
  Policyholders' funds                                               45,670           43,466
Payables for securities purchased                                    30,283            2,421
Federal income taxes payable (to Assurance)                           1,093               --
Deferred income taxes                                                10,508            2,694
Due to affiliates                                                    55,468           12,435
Commissions and other payables                                      129,842           95,976
Separate Account business                                           487,570          209,183
                                                                 ----------       ----------
     TOTAL LIABILITIES                                            3,840,992        3,257,224
                                                                 ----------       ----------
Commitments and contingent liabilities
Stockholder's Equity:
  Common stock ($50 par value; Authorized 200,000 shares;
  Issued 50,000 shares)                                               2,500            2,500
  Additional paid-in capital                                         69,150           69,150
  Retained earnings                                                 205,858          191,464
  Accumulated other comprehensive loss                               (3,828)         (10,960)
                                                                 ----------       ----------
     TOTAL STOCKHOLDER'S EQUITY                                     273,680          252,154
---------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $4,114,672       $3,509,378
=============================================================================================

     See accompanying Notes to Condensed Financial Statements (Unaudited).

                      VALLEY FORGE LIFE INSURANCE COMPANY
                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

----------------------------------------------------------------------------------------------------
              PERIOD ENDED SEPTEMBER 30                      THREE MONTHS           NINE MONTHS
              (IN THOUSANDS OF DOLLARS)                    2000       1999        2000        1999
----------------------------------------------------------------------------------------------------
Revenues:
  Premiums                                                $67,535    $74,272    $221,751    $232,596
  Net investment income                                    11,309     10,130      33,443      28,238
  Realized investment gains (losses)                           87     (1,149)     (4,149)    (19,051)
  Other                                                     1,512        253       5,914       5,515
                                                          -------    -------    --------    --------
                                                           80,443     83,506     256,959     247,298
                                                          -------    -------    --------    --------
Benefits and expenses:
  Insurance claims and policyholders' benefits             61,939     71,052     205,446     222,054
  Amortization of deferred acquisition costs                3,563      4,450      10,675      10,515
  Other operating expenses                                  6,552      3,994      18,506      17,708
                                                          -------    -------    --------    --------
                                                           72,054     79,496     234,627     250,277
                                                          -------    -------    --------    --------
  Income (loss) before income tax and cumulative
     effect of change in accounting principle               8,389      4,010      22,332      (2,979)
Income tax expense (benefit)                                2,987      1,757       7,938      (1,236)
                                                          -------    -------    --------    --------
  Income (loss) before cumulative effect of change in
     accounting principle                                   5,402      2,253      14,394      (1,743)
  Cumulative effect of change in accounting principle,
     net of taxes                                              --         --          --        (234)
----------------------------------------------------------------------------------------------------
  NET INCOME (LOSS)                                       $ 5,402    $ 2,253    $ 14,394    $ (1,977)
====================================================================================================

     See accompanying Notes to Condensed Financial Statements (Unaudited).

                      VALLEY FORGE LIFE INSURANCE COMPANY
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

----------------------------------------------------------------------------------------
NINE MONTHS ENDED SEPTEMBER 30                                      2000        1999
(In thousands of dollars)
----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                             $  14,394    $    (1,977)
  Adjustments to reconcile net income to net cash flows from operating activities:
     Deferred income tax provision                                  3,998         (5,030)
     Net realized investment losses, pre-tax                        4,149         19,051
     Accretion of bond discount                                    (2,650)        (1,969)
     Changes in:
       Receivables, net                                          (208,034)      (200,187)
       Deferred acquisition costs                                 (12,389)        (9,833)
       Accrued investment income                                    1,095           (384)
       Due (to) from affiliates                                    43,033          2,512
       Federal income taxes payable and recoverable                 5,409         (5,481)
       Insurance reserves                                         220,240        290,528
       Commissions and other payables and other                    31,586         14,465
                                                                ---------    -----------
          Total adjustments                                        86,437        103,672
                                                                ---------    -----------
          NET CASH FLOWS FROM OPERATING ACTIVITIES                100,831        101,695
                                                                ---------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of fixed maturities                                  (479,527)    (1,332,210)
  Proceeds from fixed maturities:
     Sales                                                        474,167      1,222,475
     Maturities, calls and redemptions                             52,524         49,453
  Purchases of equity securities                                   (9,994)            --
  Proceeds from sale of equity securities                              --          2,648
  Change in short-term investments                                (95,548)         5,574
  Change in policy loans                                           (4,506)        (1,176)
  Change in other invested assets                                    (107)           214
                                                                ---------    -----------
          NET CASH FLOWS USED IN INVESTING ACTIVITIES             (62,991)       (53,022)
                                                                ---------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Receipts for investment contracts credited to policyholder
     accounts                                                       7,569          9,268
  Return of policyholder account balances on investment
     contracts                                                    (36,096)       (26,932)
                                                                ---------    -----------
          NET CASH FLOWS USED IN FINANCING ACTIVITIES             (28,527)       (17,664)
                                                                ---------    -----------
          NET CASH FLOWS                                            9,313         31,009
Cash at beginning of period                                         3,529          3,750
----------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                           $  12,842    $    34,759
========================================================================================
Supplemental disclosures of cash flow information:
  Federal income taxes refunds received                         $  (1,924)   $        --
========================================================================================

     See accompanying Notes to Condensed Financial Statements (Unaudited).

                      VALLEY FORGE LIFE INSURANCE COMPANY

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

     Valley Forge Life Insurance Company (VFL) was incorporated under the laws of the Commonwealth of Pennsylvania on August 9, 1956. VFL is a wholly-owned subsidiary of Continental Assurance Company (Assurance). Assurance is a wholly-owned subsidiary of Continental Casualty Company (Casualty) which is wholly-owned by CNA Financial Corporation (CNAF). CNAF is a holding company whose primary subsidiaries consist of property/casualty and life insurance companies, collectively CNA. As of September 30, 2000, Loews Corporation owns approximately 87% of the outstanding common stock of CNAF.

     VFL sells a variety of individual and group insurance products. The individual insurance products consist primarily of term and universal life insurance policies and individual annuities. Group insurance products include life insurance, retirement services and accident and health insurance consisting primarily of major medical and hospitalization. VFL also markets a portfolio of variable separate account products, including annuity and universal life products. These products offer policyholders the option of allocating payments to one or more variable separate accounts or to a guaranteed income account or both. Payments allocated to the variable separate accounts are invested in corresponding investment portfolios where the investment risk is borne by the policyholder while payments allocated to the guaranteed income account earn a minimum guaranteed rate of interest for a specified period of time for annuity contracts and for one year for life products.

     The operations, premiums and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended on July 1, 1996, VFL cedes all of its business, excluding its separate account business, to its parent, Assurance. This ceded business is then pooled with the business of Assurance, which excludes Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

     The accompanying condensed financial statements are unaudited and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Certain financial information that is normally included in annual financial statements, including financial statement footnotes, prepared in accordance with GAAP, but that is not required for interim reporting purposes, has been condensed or omitted. These statements should be read in conjunction with the financial statements and notes thereto included in VFL's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999. In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the financial position, results of operations and cash flows. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE 2. REINSURANCE

     The ceding of insurance does not discharge the primary liability of VFL. VFL places reinsurance with other carriers only after careful review of the nature of the contract and a thorough assessment of the reinsurers' credit quality and claim settlement performance. For carriers that are not authorized reinsurers in VFL's state of domicile, VFL receives collateral, primarily in the form of bank letters of credit.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 2. REINSURANCE -- (CONTINUED)
     In the table below, the majority of life premium revenue is from long duration contracts, while the majority of accident and health insurance premiums are from short duration contracts. The effects of reinsurance on premium revenues are shown in the following table:

-----------------------------------------------------------------------------------------------------
                                                            PREMIUMS
    NINE MONTHS ENDED SEPTEMBER 30        --------------------------------------------    ASSUMED/NET
      (IN THOUSANDS OF DOLLARS)            DIRECT     ASSUMED      CEDED        NET            %
-----------------------------------------------------------------------------------------------------
2000
  Life                                    $546,498    $88,848     $575,053    $ 60,293        147%
  Accident and Health                        6,862    161,458        6,862     161,458        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $553,360    $250,306    $581,915    $221,751        113%
                                          ========    ========    ========    ========
1999
  Life                                    $473,440    $70,620     $488,650    $ 55,410        127%
  Accident and Health                        4,508    177,186        4,508     177,186        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $477,948    $247,806    $493,158    $232,596        107%
=====================================================================================================

     Transactions with Assurance, as part of the Pooling Agreement described in
Note 1, are reflected in the above table. The table includes eight months of year 2000 premiums for the Federal Employee Health Benefit Plan which were transferred to another CNA entity September 1, 2000. Premium revenues ceded to non-affiliated companies were $344.5 million for the nine months ended September 30, 2000, and $283.8 million for the nine months ended September 30, 1999. Additionally, benefits and expenses for insurance claims and policyholder benefits are net of reinsurance recoveries from non-affiliated companies of $242.1 million for the period ended September 30, 2000, and $188.7 million for the same period in 1999.

     Reinsurance receivables reflected on the balance sheets are amounts recoverable from reinsurers who have assumed a portion of the Company's insurance reserves. These balances are principally due from Assurance pursuant to the Reinsurance Pooling Agreement.

NOTE 3. LEGAL PROCEEDINGS

     VFL is party to litigation arising in the ordinary course of business. The outcome of this litigation will not, in the opinion of management, materially affect the results of operations or stockholder's equity of VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 4. COMPREHENSIVE INCOME

     Comprehensive income is comprised of all changes to stockholder's equity, including net income, except those changes resulting from contributions from and distributions to the stockholder. The components of comprehensive income are shown below.

----------------------------------------------------------------------------------------------------
               PERIOD ENDED SEPTEMBER 30                      THREE MONTHS           NINE MONTHS
               (IN THOUSANDS OF DOLLARS)                    2000       1999       2000        1999
----------------------------------------------------------------------------------------------------
Net income (loss)                                          $ 5,402    $ 2,253    $14,394    $ (1,977)
Other comprehensive income:
  Change in unrealized gains (losses) on investments
     Holding gains (losses) arising during the period        5,554     (3,686)     1,888      (9,009)
     Less: Unrealized gains (losses) at beginning of
       period included in realized gains (losses)
       during the period                                    (2,156)     1,168     (9,085)      4,019
                                                           -------    -------    -------    --------
  Other comprehensive income (loss), before tax              7,710     (4,854)    10,973     (13,028)
  Deferred income tax (expense) benefit related to
     other comprehensive income (loss)                      (2,747)     2,251     (3,841)      5,100
                                                           -------    -------    -------    --------
  Other comprehensive income (loss), net of tax              4,963     (2,603)     7,132      (7,928)
                                                           -------    -------    -------    --------
     TOTAL COMPREHENSIVE INCOME (LOSS)                     $10,365    $  (350)   $21,526    $ (9,905)
====================================================================================================

NOTE 5. BUSINESS SEGMENTS

     VFL operates in one reportable segment, the business of which is to market and underwrite insurance products designed to satisfy the life, health and retirement needs of individuals and groups. VFL products are distributed primarily in the United States. Premium revenues earned outside the United States are not material.

     The operations, premiums and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its separate account business, to Assurance which is then pooled with the business of Assurance, excluding Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

     The following presents net premiums by product group for the nine month period ending September 30, 2000 and September 30, 1999.

------------------------------------------------------------------------------------
               NINE MONTHS ENDED SEPTEMBER 30
                 (IN THOUSANDS OF DOLLARS)                        2000        1999
------------------------------------------------------------------------------------
Life                                                            $ 60,293    $ 55,410
Accident and Health                                              161,458     177,186
------------------------------------------------------------------------------------
  TOTAL                                                         $221,751    $232,596
====================================================================================

NOTE 6. ACCOUNTING PRONOUNCEMENTS

     In the first quarter of 2000, VFL adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-7, "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." Adoption of the SOP did not have a material impact on the financial position or results of operations of VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 6. ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
     In the first quarter of 1999, VFL adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 requires that insurance companies recognize liabilities for insurance-related assessments when an assessment is probable and will be imposed, when it can be reasonably estimated, and when the event obligating an entity to pay an imposed or probable assessment has occurred. Adoption of the SOP resulted in an after tax charge of $234,000 ($360,000, pretax) as a cumulative effect of a change in accounting principle for the nine months ended September 30, 1999.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101. "Revenue Recognition in Financial Statements". This bulletin summarizes certain of the SEC Staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin, through its subsequent revised releases SAB No. 101A and No. 101B, is effective for registrants no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Adoption of this bulletin, which occurred on October 1, 2000, will not have a significant impact on the results of operations or equity of VFL.

     The company is required to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), effective January 1, 2001. FAS 133 requires than an entity recognize all derivative instruments in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the Company's (a) exposure to changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment, (b) exposure to variable cash flows of a forecasted transaction, or
(c) foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on its intended use and the resulting hedge designation, if any. The transaction adjustment resulting from adoption of FAS 133 must be reported in net income or other comprehensive income, as appropriate, as the effect of a change in accounting principle. VFL does not expect adoption of FAS 133 to have a material impact on the results of operations or equity.

     Effective January 1, 2001, the Company is required to adopt statutory basis accounting changes related to the National Association of Insurance Commissioners codification of Statutory Accounting Practices. VFL does not expect these statutory accounting changes to have a significant impact on the Company's operations or statutory capital and surplus.

NOTE 7. OTHER EVENTS

     The Federal Employee Health Benefit Plan (FEHBP) business formerly written by Assurance and assumed by VFL as part of the Reinsurance Pooling Agreement was transferred to another insurance entity owned by CNA on September 1, 2000. All assets and liabilities of this business were transferred through a novation agreement, and VFL was relieved of any ongoing direct or contingent liability with respect to this business. The transfer of this business resulted in no gain or loss to VFL in the transaction and did not have a material impact on results of its operations or equity.

     On October 6, 2000 CNAF, issued a press release announcing the sale of its life reinsurance business to Munich American Reassurance Company, the U.S. subsidiary of Munich RE. A portion of the life reinsurance business is conducted through VFL as part of a Reinsurance Pooling Agreement. The transfer of this business is not expected to have a material impact on results of operations or equity of VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                                  (UNAUDITED)

NOTE 7. OTHER EVENTS -- (CONTINUED)
     The following table summarizes the premiums, income (loss) before income tax and total assets for FEHBP and life reinsurance business.

----------------------------------------------------------------------------------------------------
              PERIOD ENDED SEPTEMBER 30                      THREE MONTHS           NINE MONTHS
              (IN THOUSANDS OF DOLLARS)                    2000       1999        2000        1999
----------------------------------------------------------------------------------------------------
FEDERAL EMPLOYEE HEALTH BENEFIT PLAN:
  Premiums                                                $37,527    $50,403    $137,917    $158,683
  Income (loss) before income tax                             518        858       1,529        (574)
LIFE REINSURANCE:
  Premiums                                                $ 6,662    $ 4,599    $ 17,234    $ 12,050
  Income before income tax                                    667        578       2,266       2,002

---------------------------------------------------------------------------------------------
                                                                SEPTEMBER 30,    DECEMBER 31,
                 (IN THOUSANDS OF DOLLARS)                          2000             1999
---------------------------------------------------------------------------------------------
TOTAL ASSETS:
FEDERAL EMPLOYEE HEALTH BENEFIT PLAN*                              $    --         $35,283
LIFE REINSURANCE                                                    28,458          27,669
=============================================================================================

* FEHBP business transferred September 1, 2000.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Valley Forge Life Insurance Company

     We have audited the accompanying balance sheets of Valley Forge Life Insurance Company (a wholly-owned subsidiary of Continental Assurance Company, which is a wholly-owned subsidiary of Continental Casualty Company, a wholly owned subsidiary of CNA Financial Corporation, an affiliate of Loew's Corporation) as of December 31, 1999 and 1998, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedules listed in Item 14. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Valley Forge Life Insurance Company as of December 31, 1999 and 1998, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     As discussed in Note 12 to the financial statements, the Company changed its method of accounting for liabilities for insurance-related assessments in 1999.
Deloitte & Touche LLP
Chicago, Illinois
February 23, 2000

                      VALLEY FORGE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS

----------------------------------------------------------------------------------------
DECEMBER 31                                                    1999              1998
(In thousands of dollars)
----------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities available-for-sale (amortized cost:
     $548,444 and $454,635)                                     $  530,512    $  460,516
  Equity securities available-for-sale (cost: $0 and $981)              51         2,218
  Policy loans                                                      93,575        74,150
  Other invested assets                                                433           485
  Short-term investments                                            24,714        81,418
                                                                ----------    ----------
     TOTAL INVESTMENTS                                             649,285       618,787
Cash                                                                 3,529         3,750
Receivables:
  Reinsurance                                                    2,414,553     2,119,897
  Premium and other                                                 82,852        76,690
  Less allowance for doubtful accounts                                 (12)          (26)
Deferred acquisition costs                                         127,297       111,963
Accrued investment income                                           11,066         7,721
Receivables for securities sold                                      2,426            --
Federal income tax recoverable                                       4,316            --
Other                                                                4,883           902
Separate Account business                                          209,183        73,745
----------------------------------------------------------------------------------------
     TOTAL ASSETS                                               $3,509,378    $3,013,429
========================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Insurance reserves:
  Future policy benefits                                        $2,751,396    $2,438,305
  Claims and claim expense                                         139,653        93,001
  Policyholders' funds                                              43,466        42,746
Payables for securities purchased                                    2,421           370
Federal income taxes payable                                            --         6,468
Deferred income taxes                                                2,694         6,213
Due to affiliates                                                   12,435         1,946
Commissions and other payables                                      95,976        86,815
Separate Account business                                          209,183        73,745
                                                                ----------    ----------
     TOTAL LIABILITIES                                           3,257,224     2,749,609
                                                                ----------    ----------
Commitments and contingent liabilities
Stockholder's Equity:
  Common stock ($50 par value; Authorized -- 200,000 shares;
  Issued -- 50,000 shares)                                           2,500         2,500
  Additional paid-in capital                                        69,150        69,150
  Retained earnings                                                191,464       187,683
  Accumulated other comprehensive income (loss)                    (10,960)        4,487
                                                                ----------    ----------
     TOTAL STOCKHOLDER'S EQUITY                                    252,154       263,820
----------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                 $3,509,378    $3,013,429
========================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            1999        1998        1997
(In thousands of dollars)
------------------------------------------------------------------------------------------------
Revenues:
  Premiums                                                      $310,719    $315,599    $332,172
  Net investment income                                           39,148      35,539      29,913
  Realized investment gains (losses)                             (19,081)     16,967       4,200
  Other                                                            4,545       7,959       6,872
                                                                --------    --------    --------
                                                                 335,331     376,064     373,157
                                                                --------    --------    --------
Benefits and expenses:
  Insurance claims and policyholders' benefits                   291,547     301,900     307,207
  Amortization of deferred acquisition costs                      13,942      11,807      11,818
  Other operating expenses                                        23,740      35,813      33,505
                                                                --------    --------    --------
                                                                 329,229     349,520     352,530
                                                                --------    --------    --------
  Income before income tax expense and cumulative effect of
     change in accounting principle                                6,102      26,544      20,627
Income tax expense                                                 2,087       9,091       7,297
                                                                --------    --------    --------
  Income before cumulative effect of change in accounting
     principle                                                     4,015      17,453      13,330
  Cumulative effect of change in accounting principle, net
     of tax -- Note 12                                               234          --          --
------------------------------------------------------------------------------------------------
  NET INCOME                                                    $  3,781    $ 17,453    $ 13,330
================================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY

----------------------------------------------------------------------------------------------------------------
                                                                                    ACCUMULATED
                                                                                       OTHER
                                           ADDITIONAL   COMPREHENSIVE              COMPREHENSIVE       TOTAL
                                  COMMON    PAID-IN        INCOME       RETAINED      INCOME       STOCKHOLDER'S
   (IN THOUSANDS OF DOLLARS)      STOCK     CAPITAL        (LOSS)       EARNINGS      (LOSS)          EQUITY
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        $2,500    $39,150                     $156,900     $    990        $199,540
Comprehensive income:
  Net income                          --         --       $ 13,330        13,330           --          13,330
  Other comprehensive income          --         --          3,390            --        3,390           3,390
                                                          --------
Total comprehensive income                                $ 16,720
                                  ------    -------       ========      --------     --------        --------
Balance, December 31, 1997         2,500     39,150                      170,230        4,380         216,260
Capital Contribution from
  Assurance                           --     30,000                           --           --          30,000
Comprehensive income:
  Net income                          --         --       $ 17,453        17,453           --          17,453
  Other comprehensive income          --         --            107            --          107             107
                                                          --------
Total comprehensive income                                $ 17,560
                                  ------    -------       ========      --------     --------        --------
Balance, December 31, 1998         2,500     69,150                      187,683        4,487         263,820
Comprehensive income (loss):
  Net income                          --         --       $  3,781         3,781           --           3,781
  Other comprehensive loss            --         --        (15,447)           --      (15,447)        (15,447)
                                                          --------
Total comprehensive loss                                  $(11,666)
                                  ------    -------       ========      --------     --------        --------
BALANCE, DECEMBER 31, 1999        $2,500    $69,150                     $191,464     $(10,960)       $252,154
================================================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
DECEMBER 31                                                       1999          1998       1997
(In thousands of dollars)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $     3,781    $  17,453    $  13,330
  Adjustments to reconcile net income to net cash flows
     from operating activities:
     Deferred income tax provision                                 4,924        2,058        2,581
     Realized investment losses (gains)                           19,081      (16,967)      (4,200)
     Amortization of bond discount                                (2,999)      (4,821)      (2,438)
     Changes in:
       Receivables, net                                         (300,832)    (544,920)    (269,787)
       Deferred acquisition costs                                (13,866)     (16,746)     (20,765)
       Accrued investment income                                  (3,345)      (2,476)        (300)
       Due to/from affiliates                                    (10,489)      37,945       31,500
       Federal income taxes payable and receivable               (10,784)         493        2,151
       Insurance reserves                                        380,939      541,560      221,252
       Commissions and other payables and other                   25,642      (18,804)      47,212
                                                             -----------    ---------    ---------
          Total adjustments                                       88,271      (22,678)       7,206
                                                             -----------    ---------    ---------
          NET CASH FLOWS FROM OPERATING ACTIVITIES                92,052       (5,225)      20,536
                                                             -----------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of fixed maturities                               (1,512,848)    (744,431)    (464,361)
  Proceeds from fixed maturities:
     Sales                                                     1,339,905      741,277      278,459
     Maturities, calls and redemptions                            58,263       33,635       45,442
  Purchases of equity securities                                      --           (5)      (1,334)
  Proceeds from sale of equity securities                          2,647            5        2,447
  Change in short-term investments                                59,455      (73,233)      39,301
  Change in policy loans                                         (19,424)      (7,179)      (6,704)
  Change in other invested assets                                    205          (82)        (580)
  Other, net                                                          --           --           --
                                                             -----------    ---------    ---------
          NET CASH FLOWS FROM INVESTING ACTIVITIES               (71,797)     (50,013)    (107,330)
                                                             -----------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Receipts for investment contracts credited to
     policyholder accounts                                        15,901       30,007      111,478
  Return of policyholder account balances on investment
     contracts                                                   (36,377)     (25,584)     (24,878)
  Capital contribution from Assurance                                 --       30,000           --
                                                             -----------    ---------    ---------
          NET CASH FLOWS FROM FINANCING ACTIVITIES               (20,476)      34,423       86,600
                                                             -----------    ---------    ---------
          NET CASH FLOWS                                            (221)     (20,815)        (194)
Cash at beginning of period                                        3,750       24,565       24,759
--------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                        $     3,529    $   3,750    $  24,565
==================================================================================================
Supplemental disclosures of cash flow information:
  Federal income taxes paid                                  $     8,260    $   6,651    $   2,488
==================================================================================================

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Valley Forge Life Insurance Company (VFL) is a wholly-owned subsidiary of Continental Assurance Company (Assurance). Assurance is a wholly-owned subsidiary of Continental Casualty Company (Casualty) which is wholly-owned by CNA Financial Corporation (CNAF). Loews Corporation owns approximately 86% of the outstanding common stock of CNAF.

     VFL markets and underwrites insurance products designed to satisfy the life, health insurance and retirement needs of individuals and groups. Products available in individual policy form include annuities as well as term and universal life insurance. Products available in group policy form include life, pension, accident and health insurance.

     The operations, assets and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its separate account business, to its parent, Assurance. This ceded business is then pooled with the business of Assurance, which excludes Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). Certain amounts applicable to prior years have been reclassified to conform to classifications followed in 1999.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INSURANCE

     PREMIUM REVENUE- Revenues on universal life type contracts are comprised of contract charges and fees which are recognized over the coverage period. Accident and health insurance premiums are earned ratably over the terms of the policies after provision for estimated adjustments on retrospectively rated policies and deductions for ceded insurance. Other life insurance premiums are recognized as revenue when due, after deductions for ceded insurance.

     FUTURE POLICY BENEFIT RESERVES- Reserves for traditional life insurance products (whole and term life products) are computed based upon the net level premium method using actuarial assumptions as to interest rates, mortality, morbidity, withdrawals and expenses. Actuarial assumptions include a margin for adverse deviation and generally vary by plan, age at issue and policy duration. Interest rates range from 3% to 9%, and mortality, morbidity and withdrawal assumptions reflect VFL and industry experience prevailing at the time of issue. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium paying period. Reserves for universal life-type contracts are equal to the account balances that accrue to the benefit of the policyholders. Interest crediting rates ranged from 4.45% to 7.25% for the three years ended December 31, 1999.

     CLAIM AND CLAIM EXPENSE RESERVES- Claim reserves include provisions for reported claims in the course of settlement and estimates of unreported losses based upon past experience and estimates of future expenses to be incurred in settlement of claims.

     REINSURANCE- In addition to the Reinsurance Pooling Agreement with Assurance, VFL also assumes and cedes insurance with other insurers and reinsurers and members of various reinsurance pools and associations. VFL utilizes reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposures on larger risks. The reinsurance coverages are tailored to the specific risk characteristics of each product line with VFL's retained amount varying by type of coverage. VFL's reinsurance includes

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) coinsurance, yearly renewable term and facultative programs. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability and future policy benefit reserves.

     DEFERRED ACQUISITION COSTS- Cost of acquiring life insurance business are capitalized and amortized based on assumptions consistent with those used for computing future policy benefit reserves. Acquisition costs on traditional life business are amortized over the assumed premium paying periods. Universal life and annuity acquisition costs are amortized in proportion to the present value of the estimated gross profits over the products' assumed durations. To the extent that unrealized gains or losses on available-for-sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment to the unrealized gains or losses included in stockholder's equity.

INVESTMENTS

     VALUATION OF INVESTMENTS- VFL classifies its fixed maturities and its equity securities as available-for-sale, and as such, they are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in net investment income.

     Policy loans are carried at unpaid balances. Short-term investments, which have an original maturity of one year or less, are carried at amortized cost which approximates market value. VFL has no real estate or mortgage loans.

     VFL records its derivative securities at fair value at the reporting date and changes in fair value are reflected in realized investment gains and losses. VFL's derivatives are made up of interest rate caps and purchased options and are classified as other invested assets.

     INVESTMENT GAINS AND LOSSES- All securities transactions are recorded on the trade date. Realized investment gains and losses are determined on the basis of the cost of the specific securities sold. Unrealized investment gains and losses on fixed maturities and equity securities are reflected as part of stockholder's equity, net of applicable deferred income taxes and deferred acquisition costs. Investments are written down to estimated fair values and losses are charged to income when a decline in value is considered to be other than temporary.

     SECURITIES LENDING ACTIVITIES- VFL lends securities to unrelated parties, primarily major brokerage firms. Borrowers of these securities must deposit collateral with VFL equal to 100% of the fair value of the securities if the collateral is cash, or 102% if the collateral is securities. Cash deposits from these transactions are invested in short term investments (primarily commercial paper) and a liability is recognized for the obligation to return the collateral. VFL continues to receive the interest on loaned debt securities as beneficial owner, and accordingly, loaned debt securities are included in fixed maturity securities. VFL had no securities on loan at December 31, 1999 or 1998.

     SEPARATE ACCOUNT BUSINESS- VFL writes certain variable annuity contracts and universal life policies. The supporting assets and liabilities of these contracts and policies are legally segregated and reflected as assets and liabilities of Separate Account business. Substantially all assets of the Separate Account business are carried at fair value. Separate Account liabilities are principally obligations due to contractholders and are carried at contract values.

INCOME TAXES

     VFL accounts for income taxes under the liability method. Under the liability method deferred income taxes are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities. Temporary differences primarily relate to insurance reserves, deferred acquisition costs and net unrealized investment gains or losses.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 2. INVESTMENTS

     The significant components of net investment income are presented in the following table:

NET INVESTMENT INCOME

---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                           1999       1998       1997
(In thousands of dollars)
---------------------------------------------------------------------------------------------
Fixed maturities -- Taxable bonds                               $30,851    $27,150    $20,669
Equity securities                                                    54         72         72
Policy loans                                                      4,963      4,760      4,264
Short-term investments                                            2,969      3,803      4,885
Other                                                               778        105        201
                                                                -------    -------    -------
                                                                 39,615     35,890     30,091
Investment expense                                                  467        351        178
---------------------------------------------------------------------------------------------
  NET INVESTMENT INCOME                                         $39,148    $35,539    $29,913
=============================================================================================

     Net realized investment gains (losses) and unrealized appreciation (depreciation) in investments are set forth in the following table:

ANALYSIS OF INVESTMENT GAINS (LOSSES)

----------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                           1999       1998        1997
(In thousands of dollars)
----------------------------------------------------------------------------------------------
Realized investment gains (losses):
Fixed maturities                                                $(20,981)   $16,907    $ 3,333
Equity securities                                                  1,667          0      1,021
Other                                                                233         60       (154)
                                                                --------    -------    -------
                                                                 (19,081)    16,967      4,200
Income tax benefit (expense)                                       6,679     (5,938)    (1,470)
                                                                --------    -------    -------
  Net realized investment gains (losses)                         (12,402)    11,029      2,730
                                                                --------    -------    -------
Change in net unrealized investment gains (losses):
Fixed maturities                                                 (23,813)       441      5,806
Equity securities                                                 (1,186)       (42)      (607)
Adjustment to deferred policy acquisition costs related to
  unrealized gains (losses) and other                              1,235       (235)        20
                                                                --------    -------    -------
                                                                 (23,764)       164      5,219
Deferred income tax (expense) benefit                              8,317        (57)    (1,829)
                                                                --------    -------    -------
  Change in net unrealized investment gains (losses)             (15,447)       107      3,390
----------------------------------------------------------------------------------------------
  NET REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)         $(27,849)   $11,136    $ 6,120
==============================================================================================

SUMMARY OF GROSS REALIZED INVESTMENT GAINS (LOSSES)
FOR FIXED MATURITIES AND EQUITY SECURITIES

---------------------------------------------------------------------------------------------------------------------
                                               1999                        1998                        1997
YEAR ENDED DECEMBER 31                 FIXED         EQUITY        FIXED         EQUITY        FIXED         EQUITY
    (IN THOUSANDS OF DOLLARS)        MATURITIES    SECURITIES    MATURITIES    SECURITIES    MATURITIES    SECURITIES
---------------------------------------------------------------------------------------------------------------------
Proceeds from sales                  $1,339,905    $    2,647    $  741,277    $        5    $  278,459    $    2,447
                                     ==========    ==========    ==========    ==========    ==========    ==========
Gross realized gains                 $    4,399    $    1,667    $   17,604    $       --    $    4,793    $    1,113
Gross realized losses                   (25,380)           --          (697)           --        (1,460)          (92)
---------------------------------------------------------------------------------------------------------------------
  NET REALIZED GAINS (LOSSES) ON
     SALES                           $  (20,981)   $    1,667    $   16,907    $       --    $    3,333    $    1,021
=====================================================================================================================

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 2. INVESTMENTS -- (CONTINUED)
ANALYSIS OF NET UNREALIZED INVESTMENT GAINS (LOSSES)
INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME

--------------------------------------------------------------------------------------------------------
DECEMBER 31                                1999                             1998
(IN THOUSANDS OF DOLLARS)                  GAINS      LOSSES       NET       GAINS     LOSSES       NET
--------------------------------------------------------------------------------------------------------
Fixed maturities                          $  666    $(18,598)   $(17,932)   $6,926    $(1,045)   $ 5,881
Equity securities                             51          --          51     1,237         --      1,237
Adjustment to deferred policy
  acquisition costs related to
  unrealized gains (losses) and other      1,468        (448)      1,020        --       (215)      (215)
                                          ------    --------    --------    ------    -------    -------
                                          $2,185    $(19,046)    (16,861)   $8,163    $(1,260)     6,903
                                          ======    ========                ======    =======
Deferred income tax benefit (expense)                              5,901                          (2,416)
--------------------------------------------------------------------------------------------------------
  NET UNREALIZED INVESTMENT GAINS
     (LOSSES)                                                   $(10,960)                        $ 4,487
========================================================================================================

SUMMARY OF INVESTMENTS IN FIXED MATURITIES
AND EQUITY SECURITIES AVAILABLE FOR SALE

-------------------------------------------------------------------------------------------------------
                                                                 GROSS           GROSS
DECEMBER 31, 1999                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
(IN THOUSANDS OF DOLLARS)                         COST           GAINS           LOSSES         VALUE
-------------------------------------------------------------------------------------------------------
U.S. Treasuries and obligations of
  government agencies                           $253,041         $   --         $ 6,988        $246,053
Asset-backed securities                          107,275             50           4,200         103,125
Corporate securities                             164,140             98           6,914         157,324
Other debt securities                             23,988            518             496          24,010
                                                --------         ------         -------        --------
  Total fixed maturities                         548,444            666          18,598         530,512
Equity securities                                     --             51              --              51
-------------------------------------------------------------------------------------------------------
  TOTAL                                         $548,444         $  717         $18,598        $530,563
=======================================================================================================

DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------
U.S. Treasuries and obligations of
  government agencies                           $223,743         $1,601         $   563        $224,781
Asset-backed securities                          109,207          1,163             180         110,190
Corporate securities                              98,466          2,512              81         100,897
Other debt securities                             23,219          1,650             221          24,648
                                                --------         ------         -------        --------
  Total fixed maturities                         454,635          6,926           1,045         460,516
Equity securities                                    981          1,237              --           2,218
-------------------------------------------------------------------------------------------------------
  TOTAL                                         $455,616         $8,163         $ 1,045        $462,734
=======================================================================================================

SUMMARY OF INVESTMENTS IN FIXED MATURITIES BY CONTRACTUAL MATURITY

-------------------------------------------------------------------------------------
DECEMBER 31, 1999                                               AMORTIZED      FAIR
(IN THOUSANDS OF DOLLARS)                                         COST        VALUE
-------------------------------------------------------------------------------------
Due in one year or less                                         $  4,130     $  4,115
Due after one year through five years                            180,447      176,798
Due after five years through ten years                           194,438      188,778
Due after ten years                                               62,154       57,697
Asset-backed securities not due at a single maturity date        107,275      103,124
-------------------------------------------------------------------------------------
  TOTAL                                                         $548,444     $530,512
=====================================================================================

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 2. INVESTMENTS -- (CONTINUED)
     Actual maturities may differ from contractual maturities because securities may be called or prepaid with or without call or prepayment penalties.

     There are no investments, other than equity securities, that have not produced income for the years ended December 31, 1999 and 1998. Except for investments in securities of the U.S. Government and its Agencies, there are no investments in a single issuer that when aggregated exceed 10% of stockholder's equity at December 31, 1999.

     Securities with carrying values of $2.7 million and $2.8 million were deposited by VFL under requirements of regulatory authorities as of December 31, 1999 and 1998, respectively.

NOTE 3. FINANCIAL INSTRUMENTS

     In the normal course of business, VFL invests in various financial assets, incurs various financial liabilities, and enters into agreements involving derivative securities, including off-balance sheet financial instruments.

     Fair values are required to be disclosed for all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values may be based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Potential taxes and other transaction costs have not been considered in estimating fair value. The estimates presented herein are subjective in nature and are not necessarily indicative of the amounts VFL could realize in a current market exchange.

     All non-financial instruments such as deferred acquisition costs, reinsurance receivables, deferred income taxes and insurance reserves are excluded from fair value disclosure. Thus, the total fair value amounts cannot be aggregated to determine the underlying economic value of VFL.

     The carrying amounts reported in the balance sheet approximate fair value for cash, short-term investments, accrued investment income, receivables for securities sold, payables for securities purchased and certain other assets and other liabilities because of their short-term nature. Accordingly, these financial instruments are not listed in the table below. The carrying amounts and estimated fair values of VFL's other financial instrument assets and liabilities are listed below:

-----------------------------------------------------------------------------------------------------
                                                              1999                      1998
DECEMBER 31                                          CARRYING    ESTIMATED     CARRYING    ESTIMATED
(IN THOUSANDS OF DOLLARS)                             AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
-----------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
  Investments:
  Fixed maturities                                   $530,512     $530,512     $460,516     $460,516
  Equity securities                                        51           51        2,218        2,218
  Policy loans                                         93,575       87,156       74,150       72,148
  Other                                                   433          433          485          485
  Separate Account business:
  Fixed maturities                                     12,999       12,999          247          247
  Equity securities (primarily mutual funds)          175,772      175,772       55,577       55,577
  Other                                                   119          119          340          340
FINANCIAL LIABILITIES
  Premium deposits and annuity contracts              294,777      278,810      332,665      312,979

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 3. FINANCIAL INSTRUMENTS -- (CONTINUED)
     The following methods and assumptions were used by VFL in estimating the fair value amounts for financial instruments:

          Fixed maturities and equity securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services, costs to settle, or quoted market prices of comparable instruments.

          The fair values for policy loans are estimated using discounted cash flow analyses at interest rates currently offered for similar loans to borrowers with comparable credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

          Valuation techniques to determine fair value of Separate Account business assets consist of discounted cash flows and quoted market prices of (a) the investments or (b) comparable instruments. The fair value of Separate Account business liabilities approximates their carrying value.

          Premium deposits and annuity contracts are valued based on cash surrender values and the outstanding fund balances.

     VFL invests from time to time in certain derivative financial instruments primarily to reduce its exposure to market risk. Financial instruments used for such purposes may include interest rate caps, put and call options, commitments to purchase securities, futures and forwards. VFL also uses derivatives to mitigate the risk associated with certain guaranteed annuity contracts by purchasing certain options in a notional amount equal to the original customer deposit. VFL generally does not hold or issue these instruments for trading purposes.

     Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period of time.

     An interest rate cap consists of a guarantee given by the issuer to the purchaser in exchange for the payment of a premium. This guarantee states that if interest rates rise above a specified rate, the issuer will pay to the purchaser the difference between the then current market rate and the specified rate on the notional principal amount. The notional principal amount is not actually borrowed or repaid.

     Derivative financial instruments consist of interest rate caps in the general account and purchased options in the Separate Accounts at December 31, 1999. The gross notional principal or contractual amounts of derivative financial instruments in the general account at December 31, 1999 and 1998 totaled $50 million. The gross notional principal or contractual amounts of derivative financial instruments in the Separate Accounts was $295 thousand at December 31, 1999 and was $1.5 million at December 31, 1998 as the separate accounts sold approximately $1.2 million of notional value in 1999. The contract of notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

     The fair values associated with derivative financial instruments are generally affected by interest rates, equity stock prices and foreign exchange rates. The credit exposure associated with these instruments is generally limited to the unrealized fair value of the instruments and will vary based on the credit worthiness of the counterparties. The risk of default depends on the creditworthiness of the counterparty to the instrument. Although VFL is exposed to the aforementioned credit risk, it does not expect any counterparty to fail to perform as contracted based on the creditworthiness of the counterparties. Due to the nature of the derivative securities, VFL does not require collateral.

     The fair value of derivatives generally reflects the estimated amounts that VFL would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for substantially all of VFL's derivatives. For securities not actively traded, fair values are estimated using values obtained from independent

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 3. FINANCIAL INSTRUMENTS -- (CONTINUED) pricing services, costs to settle, or quoted market prices of comparable instruments. The fair value of derivative financial assets (liabilities) in the general account and Separate Accounts at December 31, 1999 totaled $0.4 million and $0.1 million, respectively, and compares to $0.1 million and $0.5 million, respectively, at December 31, 1998. Net realized gains (losses) on derivative financial instruments at December 31, 1999 totaled $0.4 million in the general account and ($0.1) million in the Separate Accounts. At December 31, 1998, net realized losses on derivative financial instruments held in the general account totaled $0.2 million and net realized gains on derivatives in the Separate Accounts were $0.1 million.

NOTE 4. STATUTORY CAPITAL AND SURPLUS (UNAUDITED)

     Statutory capital and surplus and net income for VFL are determined in accordance with accounting practices prescribed or permitted by the Pennsylvania Insurance Department. Prescribed statutory accounting practices are set forth in a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. VFL has no material permitted accounting practices. VFL had statutory net income of $8.3 million for the year ended December 31, 1999 and statutory net losses of $8.1 million, and $1.0 million for the years ended December 31, 1998, and 1997 respectively. The statutory net losses for 1998 and 1997 were primarily due to the immediate expensing of acquisition costs which were substantial and related sales of individual life and annuity products. Under GAAP, such costs are capitalized and amortized to income over the duration of these contracts. Statutory capital and surplus for VFL was $153.1 million, 147.1 million, and $125.3 million at December 31, 1999, 1998, and 1997, respectively.

     The payment of dividends by VFL to Assurance without prior approval of the Pennsylvania Insurance Department is limited to formula amounts. As of December 31, 1999, dividends of approximately $15.7 million were not subject to prior Insurance Department approval.

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME

     Comprehensive income is comprised of all changes to stockholder's equity, including net income, except those changes resulting from investments by, and distributions to, the stockholder. Other comprehensive income (loss) is comprehensive income exclusive of net income. The change in the components of accumulated other comprehensive income (loss) are shown in the following tables.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME -- (CONTINUED)

-------------------------------------------------------------------------------------------------
                                                                               TAX
YEAR ENDED DECEMBER 31                                          PRE-TAX     (EXPENSE)      NET
(IN THOUSANDS OF DOLLARS)                                        AMOUNT      BENEFIT      AMOUNT
-------------------------------------------------------------------------------------------------
1999
Net unrealized gains (losses) on investment securities:
Net unrealized holding gains (losses) arising during the
  period                                                        $(19,684)    $ 6,889     $(12,795)
Adjustment for (gains) losses included in net income              (4,080)      1,428       (2,652)
-------------------------------------------------------------------------------------------------
  TOTAL OTHER COMPREHENSIVE INCOME (LOSSES)                     $(23,764)    $ 8,317     $(15,447)
=================================================================================================
1998
Net unrealized gains on investment securities:
Net unrealized holding gains (losses) arising during the
  period                                                        $  3,756     $(1,314)    $  2,442
Adjustment for (gains) losses included in net income              (3,592)      1,257       (2,335)
-------------------------------------------------------------------------------------------------
  TOTAL OTHER COMPREHENSIVE INCOME                              $    164     $   (57)    $    107
=================================================================================================
1997
Net unrealized gains (losses) on investment securities:
Net unrealized holding gains (losses) arising during the
  period                                                        $  6,447     $(2,256)    $  4,191
Adjustment for (gains) losses included in net income              (1,228)        427         (801)
-------------------------------------------------------------------------------------------------
  TOTAL OTHER COMPREHENSIVE INCOME                              $  5,219     $(1,829)    $  3,390
=================================================================================================

NOTE 6. BENEFIT PLANS

     VFL has no employees as it has contracted with Casualty for services provided by Casualty employees. As Casualty is a wholly-owned subsidiary of CNAF, all Casualty employees are covered by CNAF's Benefit Plans. The plans are discussed below.

PENSION PLAN

     CNAF has noncontributory pension plans covering all full-time employees age 21 or over that have completed at least one year of service. While the benefits for the plans vary, they are generally based on years of credited service and the employee's highest sixty consecutive months of compensation. Casualty is included in the CNA Employees' Retirement Plan and VFL is allocated a share of these expenses. The net pension cost allocated to VFL was $1.0 million, $1.1 million and $4.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

     CNAF provides certain health and dental care benefits for eligible retirees through age 64, and provides life insurance and reimbursement of Medicare Part B premiums for all eligible retired persons. CNAF funds benefit costs principally on the basis of current benefit payments. Net postretirement benefit cost allocated to VFL was $0.3 million, $0.5 million and $2.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 6. BENEFIT PLANS -- (CONTINUED)
SAVINGS PLAN

     Casualty is included in the CNA Employees' Savings Plan, which is a contributory plan that allows employees to make regular contributions of up to 16% of their salary subject to limitations prescribed by the Internal Revenue Service. VFL is allocated a share of CNA Employees' Savings Plan expenses. CNAF contributes an amount equal to 70% of the first 6% of salary contributed by the employee. CNAF contributions allocated to and expensed by VFL for the Savings Plan were $0.2 million in each year 1999, 1998 and 1997.

NOTE 7. INCOME TAXES

     VFL is taxed under the provisions of the Internal Revenue Code, as applicable to life insurance companies, and is included along with Assurance, its parent company, which is ultimately included in the consolidated Federal income tax return of Loews. The Federal income tax provision of VFL generally is computed on a stand-alone basis, as if VFL was filing its own separate tax return.

     VFL maintains a special tax memorandum account designated as the "Shareholder's Surplus Account." Dividends from this account may be distributed to the shareholder without resulting in any additional tax. The amount in the Shareholder's Surplus Account was $151.6 million and $156.3 million at December 31, 1999 and 1998, respectively. Another tax memorandum account, defined as the "Policyholders' Surplus Account," totaled $5.4 million at both December 31, 1999 and 1998. No further additions to this account are allowed. Amounts accumulated in the Policyholders' Surplus Account are subject to income tax if distributed to the stockholder. VFL has no plans for such a distribution and as a result, has not provided for such a tax.

     Significant components of VFL's net deferred tax liabilities as of December 31, 1999 and 1998 are shown in the table below:

------------------------------------------------------------------------------------
DECEMBER 31                                                       1999        1998
(In thousands of dollars)
------------------------------------------------------------------------------------
Insurance reserves                                              $ 20,715    $ 26,880
Deferred acquisition costs                                       (45,457)    (37,729)
Investment valuation                                               4,166       3,693
Net unrealized gains                                               5,901      (2,416)
Annuity deposits and other                                         9,349       1,009
Other, net                                                         2,632       2,350
------------------------------------------------------------------------------------
  NET DEFERRED TAX LIABILITIES                                  $ (2,694)   $ (6,213)
====================================================================================

     At December 31, 1999, gross deferred tax assets and liabilities amounted to $44.3 million and $47.0 million, respectively. Gross deferred tax assets and liabilities, at December 31, 1998, amounted to $35.5 million and $41.7 million, respectively.

     The components of income tax expense are as follows:

-------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                           1999       1998      1997
(In thousands of dollars)
-------------------------------------------------------------------------------------------
Current tax expense (benefit)                                   $(2,837)   $7,033    $4,716
Deferred tax expense                                              4,924     2,058     2,581
-------------------------------------------------------------------------------------------
  TOTAL INCOME TAX EXPENSE                                      $ 2,087    $9,091    $7,297
===========================================================================================

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 7. INCOME TAXES -- (CONTINUED)
     A reconciliation of the statutory federal income tax rate on income is as follows:

--------------------------------------------------------------------------------------------------------
                                                           % OF                % OF                % OF
YEAR ENDED DECEMBER 31                                    PRETAX              PRETAX              PRETAX
(IN THOUSANDS OF DOLLARS)                        1999     INCOME     1998     INCOME     1997     INCOME
--------------------------------------------------------------------------------------------------------
Income taxes at statutory rates                 $2,136     35.0     $9,290     35.0     $7,219     35.0
Other                                              (49)    (0.8)      (199)    (0.8)        78      0.4
--------------------------------------------------------------------------------------------------------
  INCOME TAX AT EFFECTIVE RATES                 $2,087     34.2     $9,091     34.2     $7,297     35.4
========================================================================================================

NOTE 8. REINSURANCE

     The ceding of insurance does not discharge primary liability of VFL. VFL places reinsurance with other carriers only after careful review of the nature of the contract and a thorough assessment of the reinsurers' credit quality and claim settlement performance. For carriers that are not authorized reinsurers in VFL's state of domicile, VFL receives collateral, primarily in the form of bank letters of credit.

     In the table below, the majority of life premium revenue is from long duration type contracts, while the majority of accident and health insurance premiums is from short duration contracts. The effects of reinsurance on premium revenues are shown in the following table:

-----------------------------------------------------------------------------------------------------
                                                            PREMIUMS
YEAR ENDED DECEMBER 31                    --------------------------------------------    ASSUMED/NET
(IN THOUSANDS OF DOLLARS)                  DIRECT     ASSUMED      CEDED        NET            %
-----------------------------------------------------------------------------------------------------
1999
  Life                                    $633,764    $109,964    $666,003    $ 77,725        141%
  Accident and Health                        6,539     232,994       6,539     232,994        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $640,303    $342,958    $672,542    $310,719        110%
                                          ========    ========    ========    ========
1998
  Life                                    $687,644    $ 78,156    $690,541    $ 75,259        104%
  Accident and Health                        4,158     240,340       4,158     240,340        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $691,802    $318,496    $694,699    $315,599        101%
                                          ========    ========    ========    ========
1997
  Life                                    $564,891    $ 81,502    $567,217    $ 79,176        103%
  Accident and Health                        2,776     252,996       2,776     252,996        100
                                          --------    --------    --------    --------        ---
     TOTAL PREMIUMS                       $567,667    $334,498    $569,993    $332,172        101%
=====================================================================================================

     Transactions with Assurance, as part of the Pooling Agreement described in
Note 1, are reflected in the above table. Premium revenues ceded to non-affiliated companies were $395.2 million, $263.4 million and $116.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. Additionally, benefits and expenses for insurance claims and policyholder benefits are net of reinsurance recoveries from non-affiliated companies of $263.4 million, $203.4 million and $77.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Reinsurance receivables reflected on the balance sheets are amounts recoverable from reinsurers who have assumed a portion of the Company's insurance reserves. These balances are principally due from Assurance pursuant the Reinsurance Pooling Agreement.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 8. REINSURANCE -- (CONTINUED)
     The impact of reinsurance, including transactions with Assurance, on life insurance in force is shown in the following schedule:

----------------------------------------------------------------------------------------------------
                                                    LIFE INSURANCE IN FORCE
                                           ------------------------------------------    ASSUMED/NET
(IN MILLIONS OF DOLLARS)                    DIRECT     ASSUMED     CEDED        NET           %
----------------------------------------------------------------------------------------------------
December 31, 1999                          $267,102    $42,629    $281,883    $27,848       153.1%
December 31, 1998                          $224,615    $32,253    $230,734    $26,134       123.4
December 31, 1997                          $166,308    $25,557    $168,353    $23,512       108.7

NOTE 9. RELATED PARTIES

     As discussed in Note 1, VFL is party to a Reinsurance Pooling Agreement with its parent, Assurance. In addition, VFL is party to the CNA Intercompany Expense Agreement whereby expenses incurred by CNAF and each of its subsidiaries are allocated to the appropriate companies. All acquisition and underwriting expenses allocated to VFL are further subject to the Reinsurance Pooling Agreement with Assurance, so that acquisition and underwriting expenses recognized by VFL are ten percent of the acquisition and underwriting expenses of the combined pool. Pursuant to the foregoing agreements, VFL recorded amortization of deferred acquisition costs and other operating expenses totaling $37.5 million, $47.6 million and $45.3 million for 1999, 1998 and 1997, respectively. Expenses of VFL exclude $5.6 million, $9.2 million and $9.9 million of general and administrative expenses incurred by VFL and allocated to CNAF for the years ended December 31, 1999, 1998 and 1997 respectively. At December 31, 1999 VFL had a payable of $12.4 million to affiliated companies and a $1.9 million payable at December 31, 1998.

     There are no interest charges on intercompany receivables or payables. In 1998, Assurance made a $30.0 million capital contribution to VFL.

NOTE 10. LEGAL

     VFL is party to litigation arising in the ordinary course of business. The outcome of this litigation will not, in the opinion of management, materially affect the results of operations or stockholder's equity of VFL.

NOTE 11. BUSINESS SEGMENTS

     VFL operates in one reportable segment, the business of which is to market and underwrite insurance products designed to satisfy the life, health and retirement needs of individuals and groups. VFL products are distributed primarily in the United States. Premium revenues earned outside the United States are not material.

     The operations, assets and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its Separate Account business, to Assurance which is then pooled with the business of Assurance, excluding Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

                      VALLEY FORGE LIFE INSURANCE COMPANY

NOTE 11. BUSINESS SEGMENTS -- (CONTINUED)
     The following presents premiums by product group for each of the years in the three years ended December 31, 1999:

------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            1999        1998        1997
(In thousands of dollars)
------------------------------------------------------------------------------------------------
Life                                                            $ 77,725    $ 75,259    $ 79,176
Accident and Health                                              232,994     240,340     252,996
------------------------------------------------------------------------------------------------
  TOTAL                                                         $310,719    $315,599    $332,172
================================================================================================

     Assurance provides health insurance benefits to postal and other federal employees under the Federal Employees Health Benefit Plan (FEHBP). Premiums under this contract totaled $2.1 billion, $2.0 billion and $2.1 billion for the years ended December 31, 1999, 1998 and 1997, respectively, and the portion of these premiums assumed by VFL under the Reinsurance Pooling Agreement totaled $209 million, $202 million and $212 million for the years ended December 31, 1999, 1998 and 1997 respectively.

NOTE 12. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     In the first quarter of 1999, VFL adopted Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 requires that insurance companies recognize liabilities for insurance-related assessments when an assessment is probable and will be imposed, when it can be reasonably estimated, and when the event obligating the entity to pay or probable assessment has occurred on or before the date of the financial statements. Adoption of SOP 97-3 resulted in an after tax charge of $234 thousand ($360 thousand, pretax) as a cumulative effect of a change in accounting principle. The pro forma effect of adoption on reported results for prior periods is not significant.

                                   APPENDIX A
                         ILLUSTRATIONS OF POLICY VALUES

The following tables have been prepared to illustrate hypothetically how certain values under a policy change with investment performance over an extended period of time. The tables illustrate how policy values, cash surrender values and death benefits under a policy covering an insured (or joint insureds in the case of last to die policy) of a given age on the policy date, would vary over time and the return on the assets in each portfolio were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12 % but fluctuated over and under those averages throughout the years shown. The tables assume that only a single premium has been paid. The tables also show the single premium accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be considered a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return illustrated and will depend on a number of factors including the investment allocations you make and prevailing rates. These illustrations assume that the premium is allocated equally among the 31 investment options available under the policy, and that no amounts are allocated to the fixed account options.

The illustrations also reflect the fact that the net investment returns on the assets held in the investment options is lower than the gross after tax return of the selected underlying portfolios. The tables assume a simple arithmetic average annual expense ratio of 0.95% of the average daily net assets of the portfolios available. The tables also assumes that the waivers and/or reimbursements, if any, for the available portfolios will continue for the periods shown.

In addition, the illustrations reflect a daily charge assessed against the investment options for assuming certain mortality and expense risks (expense charges), which are equivalent to an effective annual charge of 1.50% during policy years 1-10 and 0.90% during policy years 11 and later. After deduction of portfolio expenses and the mortality and expense charges, the illustrated gross annual investment rates of return 0%, 6% and 12% would correspond to approximate net annual rates of -2.45%, 3.55%, and 9.55%, respectively during policy years 1-10 and -1.85% ,4.15% , and 10.15% during policy years 11 and later.

The illustrations also reflect the deduction of the monthly deduction for the hypothetical insured. The surrender charge is reflected in the cash surrender value column. Our current cost of insurance charges and the guaranteed maximum cost of insurance charges that we have a contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assumes no loan amount or partial withdrawals/surrenders or charges for supplemental and/or rider benefits.

The illustrations are based on our Nonsmoker risk class. Upon request, you will be furnished with a comparable illustration based on the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                                     ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY

Male Issue Age 55
Non-Smoker
25,000 Single Premium
78,996 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


               Single              Hypothetical 0%                  Hypothetical 6%                   Hypothetical 12%
               Premium         Gross Investment Return         Gross Investment Return            Gross Investment Return
  End of     Accumulated                Cash                             Cash                             Cash
  Policy        At 5%        Cash    Surrender    Death       Cash    Surrender     Death      Cash     Surrender      Death
   Year       Per Year       Value     Value     Benefit     Value      Value      Benefit    Value       Value       Benefit
    1          26,250    23,967      21,700    78,996     25,459      23,192    78,996     26,951       24,684      78,996
    2          27,563    22,907      20,640    78,996     25,893      23,626    78,996     29,061       26,794      78,996
    3          28,941    21,816      19,800    78,996     26,301      24,285    78,996     31,348       29,333      78,996
    4          30,388    20,687      18,672    78,996     26,676      24,661    78,996     33,832       31,817      78,996
    5          31,907    19,513      17,750    78,996     27,012      25,249    78,996     36,533       34,769      78,996
    6          33,502    18,285      16,774    78,996     27,302      25,791    78,996     39,474       37,963      78,996
    7          35,178    16,991      15,984    78,996     27,537      26,530    78,996     42,685       41,678      78,996
    8          36,936    15,619      15,115    78,996     27,705      27,201    78,996     46,198       45,694      78,996
    9          38,783    14,150      13,899    78,996     27,792      27,540    78,996     50,050       49,798      78,996
   10          40,722    12,567      12,567    78,996     27,781      27,781    78,996     54,287       54,287      78,996
   11          42,758    10,920      10,920    78,996     27,823      27,823    78,996     59,296       59,296      78,996
   12          44,896     9,111       9,111    78,996     27,745      27,745    78,996     64,890       64,890      78,996
   13          47,141     7,114       7,114    78,996     27,528      27,528    78,996     71,132       71,132      83,294





>




   14          49,498     4,906       4,906    78,996     27,153      27,153    78,996     77,975       77,975      90,535
   15          51,973     2,452       2,452    78,996     26,592      26,592    78,996     85,462       85,462      98,381
   16          54,572         0           0    78,996     25,807      25,807    78,996     93,651       93,651     106,880
   17          57,300         0           0    78,996     24,713      24,713    78,996    102,640      102,640     115,100
   18          60,165         0           0    78,996     23,313      23,313    78,996    112,534      112,534     123,959
   19          63,174         0           0    78,996     21,491      21,491    78,996    123,436      123,436     133,512
   20          66,332         0           0    78,996     19,149      19,149    78,996    135,472      135,472     143,836
   21          69,649         0           0    78,996     16,179      16,179    78,996    148,800      148,800     155,023
   22          73,132         0           0    78,996     12,446      12,446    78,996    163,389      163,389     170,227
   23          76,788         0           0    78,996      7,782       7,782    78,996    179,350      179,350     186,860
   24          80,627         0           0    78,996      1,982       1,982    78,996    196,802      196,802     205,050
   25          84,659         0           0    78,996          0           0    78,996    215,874      215,874     224,927
   26          88,892         0           0    78,996          0           0    78,996    236,699      236,699     246,633
   27          93,336         0           0    78,996          0           0    78,996    259,414      259,414     270,313
   28          98,003         0           0    78,996          0           0    78,996    284,163      284,163     296,114
   29         102,903         0           0    78,996          0           0    78,996    311,089      311,089     324,189
   30         108,049         0           0    78,996          0           0    78,996    340,345      340,345     354,696

1.       Assumes that no policy loans have been made and no surrenders have been made.

2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                        ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY

Male Issue Age 55
Non-Smoker
25,000 Single Premium
78,996 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance










               Single             Hypothetical 0%                  Hypothetical 6%                 Hypothetical 12%
              Premium         Gross Investment Return         Gross Investment Return          Gross Investment Return
  End of    Accumulated                Cash                             Cash                             Cash
  Policy       At 5%        Cash    Surrender    Death       Cash    Surrender    Death       Cash    Surrender     Death
   Year       Per Year      Value     Value     Benefit     Value      Value     Benefit     Value      Value      Benefit
    1         26,250    24,154      21,887    78,996     25,649      23,382    78,996     27,145      24,878    78,996
    2         27,563    23,301      21,034    78,996     26,301      24,034    78,996     29,482      27,214    78,996
    3         28,941    22,445      20,430    78,996     26,959      24,944    78,996     32,035      30,020    78,996
    4         30,388    21,565      19,550    78,996     27,607      25,592    78,996     34,812      32,797    78,996
    5         31,907    20,655      18,892    78,996     28,239      26,475    78,996     37,836      36,072    78,996
    6         33,502    19,719      18,208    78,996     28,860      27,348    78,996     41,140      39,628    78,996
    7         35,178    18,758      17,751    78,996     29,472      28,465    78,996     44,760      43,752    78,996
    8         36,936    17,749      17,245    78,996     30,058      29,554    78,996     48,721      48,218    78,996
    9         38,783    16,693      16,441    78,996     30,619      30,367    78,996     53,071      52,819    78,996
   10         40,722    15,592      15,592    78,996     31,159      31,159    78,996     57,861      57,861    78,996
   11         42,758    14,522      14,522    78,996     31,853      31,853    78,996     63,493      63,493    78,996
   12         44,896    13,418      13,418    78,996     32,553      32,553    78,996     69,753      69,753    82,356
   13         47,141    12,292      12,292    78,996     33,272      33,272    78,996     76,649      76,649    89,738
   14         49,498    11,104      11,104    78,996     33,984      33,984    78,996     84,225      84,225    97,772
   15         51,973     9,847       9,847    78,996     34,686      34,686    78,996     92,546      92,546   106,514
   16         54,572     8,571       8,571    78,996     35,414      35,414    78,996    101,701     101,701   116,040
   17         57,300     7,187       7,187    78,996     36,114      36,114    78,996    111,775     111,775   125,315
   18         60,165     5,683       5,683    78,996     36,783      36,783    78,996    122,867     122,867   135,311
   19         63,174     4,043       4,043    78,996     37,414      37,414    78,996    135,090     135,090   146,089
   20         66,332     2,248       2,248    78,996     38,000      38,000    78,996    148,571     148,571   157,716
   21         69,649       272         272    78,996     38,531      38,531    78,996    163,456     163,456   170,268
   22         73,132         0           0    78,996     38,997      38,997    78,996    179,811     179,811   187,307
   23         76,788         0           0    78,996     39,383      39,383    78,996    197,778     197,778   206,025
   24         80,627         0           0    78,996     39,676      39,676    78,996    217,509     217,509   226,582
   25         84,659         0           0    78,996     39,859      39,859    78,996    239,173     239,173   249,152
   26         88,892         0           0    78,996     39,914      39,914    78,996    262,951     262,951   273,926
   27         93,336         0           0    78,996     39,819      39,819    78,996    289,041     289,041   301,110
   28         98,003         0           0    78,996     39,551      39,551    78,996    317,660     317,660   330,929
   29        102,903         0           0    78,996     39,080      39,080    78,996    349,043     349,043   363,629
   30        108,049         0           0    78,996     38,364      38,364    78,996    383,442     383,442   399,473

1.       Assumes that no policy loans have been made and no surrenders have been made.








2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                        ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY


Male Issue Age 55
Non-Smoker
100,000 Single Premium
315,984 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


               Single             Hypothetical 0%                  Hypothetical 6%                    Hypothetical 12%
              Premium         Gross Investment Return         Gross Investment Return             Gross Investment Return
  End of    Accumulated                Cash                             Cash                                Cash
  Policy       At 5%        Cash    Surrender    Death       Cash    Surrender    Death        Cash      Surrender      Death
   Year       Per Year      Value     Value     Benefit     Value      Value     Benefit       Value       Value       Benefit
    1        105,000    95,869      86,801   315,984    101,835      92,767   315,984       107,803      98,735      315,984
    2        110,250    91,628      82,560   315,984    103,574      94,505   315,984       116,244     107,176      315,984
    3        115,763    87,262      79,202   315,984    105,202      97,142   315,984       125,393     117,333      315,984
    4        121,551    82,749      74,689   315,984    106,704      98,643   315,984       135,328     127,268      315,984
    5        127,628    78,054      71,001   315,984    108,050     100,997   315,984       146,130     139,077      315,984
    6        134,010    73,140      67,094   315,984    109,209     103,164   315,984       157,897     151,851      315,984
    7        140,710    67,966      63,936   315,984    110,148     106,118   315,984       170,740     166,710      315,984
    8        147,746    62,476      60,461   315,984    110,820     108,805   315,984       184,790     182,775      315,984
    9        155,133    56,602      55,594   315,984    111,167     110,159   315,984       200,198     199,191      315,984
   10        162,889    50,268      50,268   315,984    111,126     111,126   315,984       217,150     217,150      315,984
   11        171,034    43,682      43,682   315,984    111,291     111,291   315,984       237,185     237,185      315,984
   12        179,586    36,443      36,443   315,984    110,978     110,978   315,984       259,561     259,561      315,984
   13        188,565    28,457      28,457   315,984    110,114     110,114   315,984       284,527     284,527      333,177
   14        197,993    19,623      19,623   315,984    108,614     108,614   315,984       311,900     311,900      362,141









   15        207,893     9,809       9,809   315,984    106,370     106,370   315,984       341,847     341,847      393,524
   16        218,287         0           0   315,984    103,227     103,227   315,984       374,604     374,604      427,522
   17        229,202         0           0   315,984     98,853      98,853   315,984       410,559     410,559      460,401
   18        240,662         0           0   315,984     93,251      93,251   315,984       450,138     450,138      495,836
   19        252,695         0           0   315,984     85,963      85,963   315,984       493,743     493,743      534,049
   20        265,330         0           0   315,984     76,597      76,597   315,984       541,889     541,889      575,343
   21        278,596         0           0   315,984     64,717      64,717   315,984       595,202     595,202      620,094
   22        292,526         0           0   315,984     49,782      49,782   315,984       653,558     653,558      680,908
   23        307,152         0           0   315,984     31,128      31,128   315,984       717,400     717,400      747,442
   24        322,510         0           0   315,984      7,929       7,929   315,984       787,210     787,210      820,198
   25        338,635         0           0   315,984          0           0   315,984       863,497     863,497      899,710
   26        355,567         0           0   315,984          0           0   315,984       946,795     946,795      986,534
   27        373,346         0           0   315,984          0           0   315,984     1,037,657   1,037,657    1,081,252
   28        392,013         0           0   315,984          0           0   315,984     1,136,652   1,136,652    1,184,456
   29        411,614         0           0   315,984          0           0   315,984     1,244,358   1,244,358    1,296,755
   30        432,194         0           0   315,984          0           0   315,984     1,361,381   1,361,381    1,418,783

1.       Assumes that no policy loans have been made and no surrenders have been made.

2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                        ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY

Male Issue Age 55
Non-Smoker

100,000 Single Premium
315,984 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance


               Single               Hypothetical 0%                  Hypothetical 6%                    Hypothetical 12%
               Premium         Gross Investment Return          Gross Investment Return             Gross Investment Return
  End of     Accumulated                 Cash                             Cash                               Cash
  Policy        At 5%         Cash    Surrender     Death      Cash    Surrender    Death        Cash      Surrender      Death
   Year       Per Year       Value      Value      Benefit    Value      Value     Benefit      Value        Value       Benefit
    1         105,000     96,615      87,547   315,984    102,597      93,528   315,984      108,579       99,511      315,984
    2         110,250     93,205      84,137   315,984    105,204      96,136   315,984      117,926      108,858      315,984
    3         115,763     89,779      81,719   315,984    107,837      99,776   315,984      128,139      120,078      315,984
    4         121,551     86,260      78,200   315,984    110,427     102,366   315,984      139,248      131,187      315,984
    5         127,628     82,621      75,568   315,984    112,955     105,902   315,984      151,342      144,289      315,984
    6         134,010     78,875      72,830   315,984    115,438     109,393   315,984      164,558      158,513      315,984
    7         140,710     75,033      71,002   315,984    117,890     113,859   315,984      179,039      175,009      315,984
    8         147,746     70,995      68,979   315,984    120,232     118,216   315,984      194,886      192,870      315,984
    9         155,133     66,770      65,763   315,984    122,477     121,469   315,984      212,284      211,277      315,984
   10         162,889     62,368      62,368   315,984    124,636     124,636   315,984      231,444      231,444      315,984
   11         171,034     58,090      58,090   315,984    127,411     127,411   315,984      253,970      253,970      315,984
   12         179,586     53,671      53,671   315,984    130,212     130,212   315,984      279,010      279,010      329,425
   13         188,565     49,169      49,169   315,984    133,089     133,089   315,984      306,596      306,596      358,952
   14         197,993     44,416      44,416   315,984    135,936     135,936   315,984      336,898      336,898      391,087
   15         207,893     39,386      39,386   315,984    138,744     138,744   315,984      370,184      370,184      426,055
   16         218,287     34,282      34,282   315,984    141,656     141,656   315,984      406,803      406,803      464,161
   17         229,202     28,747      28,747   315,984    144,458     144,458   315,984      447,097      447,097      501,259
   18         240,662     22,731      22,731   315,984    147,133     147,133   315,984      491,466      491,466      541,242
   19         252,695     16,172      16,172   315,984    149,657     149,657   315,984      540,358      540,358      584,353
   20         265,330      8,992       8,992   315,984    152,001     152,001   315,984      594,283      594,283      630,862
   21         278,596      1,090       1,090   315,984    154,126     154,126   315,984      653,822      653,822      681,072
   22         292,526          0           0   315,984    155,988     155,988   315,984      719,243      719,243      749,227
   23         307,152          0           0   315,984    157,533     157,533   315,984      791,109      791,109      824,098
   24         322,510          0           0   315,984    158,705     158,705   315,984      870,035      870,035      906,326
   25         338,635          0           0   315,984    159,438     159,438   315,984      956,689      956,689      996,607
   26         355,567          0           0   315,984    159,657     159,657   315,984    1,051,801    1,051,801    1,095,702
   27         373,346          0           0   315,984    159,277     159,277   315,984    1,156,163    1,156,163    1,204,438
   28         392,013          0           0   315,984    158,204     158,204   315,984    1,270,640    1,270,640    1,323,716
   29         411,614          0           0   315,984    156,322     156,322   315,984    1,396,171    1,396,171    1,454,515
   30         432,194          0           0   315,984    153,458     153,458   315,984    1,533,764    1,533,764    1,597,888


1.       Assumes that no policy loans have been made and no surrenders have been made.

2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                        ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY


Female Issue Age 55
Non-Smoker
25,000 Single Premium
93,647 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


               Single                Hypothetical 0%                     Hypothetical 6%                        Hypothetical 12%
               Premium           Gross Investment Return            Gross Investment Return                 Gross Investment Return
  End of     Accumulated                  Cash                                  Cash                               Cash
  Policy        At 5%         Cash     Surrender      Death       Cash       Surrender    Death        Cash      Surrender   Death
   Year       Per Year        Value      Value       Benefit      Value        Value     Benefit      Value       Value    Benefit
     1          26,250      23,970      21,707      93,647       25,460       23,198    93,647       26,951      24,689      93,647
     2          27,563      22,926      20,664      93,647       25,908       23,645    93,647       29,070      26,807      93,647
     3          28,941      21,869      19,859      93,647       26,342       24,331    93,647       31,375      29,364      93,647
     4          30,388      20,799      18,789      93,647       26,765       24,754    93,647       33,890      31,879      93,647
     5          31,907      19,714      17,954      93,647       27,174       25,415    93,647       36,637      34,877      93,647
     6          33,502      18,605      17,097      93,647       27,564       26,056    93,647       39,638      38,130      93,647
     7          35,178      17,466      16,461      93,647       27,927       26,921    93,647       42,917      41,912      93,647
     8          36,936      16,282      15,779      93,647       28,251       27,748    93,647       46,500      45,998      93,647
     9          38,783      15,035      14,784      93,647       28,520       28,269    93,647       50,415      50,164      93,647
    10          40,722      13,709      13,709      93,647       28,721       28,721    93,647       54,699      54,699      93,647
    11          42,758      12,371      12,371      93,647       29,013       29,013    93,647       59,726      59,726      93,647
    12          44,896      10,924      10,924      93,647       29,227       29,227    93,647       65,292      65,292      93,647
    13          47,141       9,361       9,361      93,647       29,356       29,356    93,647       71,476      71,476      93,647
    14          49,498       7,677       7,677      93,647       29,396       29,396    93,647       78,372      78,372      93,647
    15          51,973       5,858       5,858      93,647       29,335       29,335    93,647       86,050      86,050      99,042








    1          26,250      23,970      21,707      93,647       25,460       23,198    93,647       26,951       24,689      93,647
   16          54,572       3,876       3,876      93,647       29,149       29,149    93,647       94,486       94,486     107,815
   17          57,300       1,691       1,691      93,647       28,806       28,806    93,647      103,765      103,765     116,342
   18          60,165           0           0      93,647       28,259       28,259    93,647      113,975      113,975     125,527
   19          63,174           0           0      93,647       27,449       27,449    93,647      125,221      125,221     135,424
   20          66,332           0           0      93,647       26,311       26,311    93,647      137,621      137,621     146,100
   21          69,649           0           0      93,647       24,774       24,774    93,647      151,318      151,318     157,633
   22          73,132           0           0      93,647       22,756       22,756    93,647      166,342      166,342     173,287
   23          76,788           0           0      93,647       20,168       20,168    93,647      182,812      182,812     190,448
   24          80,627           0           0      93,647       16,897       16,897    93,647      200,859      200,859     209,254
   25          84,659           0           0      93,647       12,790       12,790    93,647      220,624      220,624     229,850
   26          88,892           0           0      93,647        7,633        7,633    93,647      242,254      242,254     252,392
   27          93,336           0           0      93,647        1,128        1,128    93,647      265,903      265,903     277,040
   28          98,003           0           0      93,647            0            0    93,647      291,733      291,733     303,962
   29         102,903           0           0      93,647            0            0    93,647      319,906      319,906     333,330
   30         108,049           0           0      93,647            0            0    93,647      350,598      350,598     365,328


1.       Assumes that no policy loans have been made and no surrenders have been made.

2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                        ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY


Female Issue Age 55
Non-Smoker
25,000 Single Premium
93,647 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance

               Single                Hypothetical 0%                     Hypothetical 6%                   Hypothetical 12%
              Premium            Gross Investment Return            Gross Investment Return            Gross Investment Return
  End of    Accumulated                   Cash                                 Cash                              Cash
  Policy       At 5%          Cash      Surrender      Death      Cash      Surrender    Death      Cash      Surrender     Death
   Year       Per Year       Value        Value       Benefit     Value       Value     Benefit     Value       Value      Benefit
  1         26,250       24,210       21,948      93,647     25,706       23,444    93,647     27,202       24,940      93,647
  2         27,563       23,398       21,136      93,647     26,399       24,137    93,647     29,581       27,319      93,647
  3         28,941       22,595       20,584      93,647     27,112       25,101    93,647     32,188       30,178      93,647
  4         30,388       21,787       19,776      93,647     27,831       25,820    93,647     35,034       33,023      93,647
  5         31,907       20,960       19,201      93,647     28,544       26,785    93,647     38,133       36,373      93,647
  6         33,502       20,124       18,616      93,647     29,262       27,754    93,647     41,520       40,012      93,647
  7         35,178       19,270       18,264      93,647     29,978       28,972    93,647     45,222       44,217      93,647
  8         36,936       18,383       17,880      93,647     30,679       30,176    93,647     49,266       48,763      93,647
  9         38,783       17,484       17,233      93,647     31,385       31,134    93,647     53,703       53,452      93,647
 10         40,722       16,580       16,580      93,647     32,102       32,102    93,647     58,582       58,582      93,647
 11         42,758       15,796       15,796      93,647     33,045       33,045    93,647     64,315       64,315      93,647
 12         44,896       15,007       15,007      93,647     34,021       34,021    93,647     70,663       70,663      93,647
 13         47,141       14,209       14,209      93,647     35,031       35,031    93,647     77,696       77,696      93,647
 14         49,498       13,355       13,355      93,647     36,040       36,040    93,647     85,470       85,470      99,208
 15         51,973       12,458       12,458      93,647     37,061       37,061    93,647     94,023       94,023     108,204
 16         54,572       11,556       11,556      93,647     38,122       38,122    93,647    103,439      103,439     118,012
 17         57,300       10,598       10,598      93,647     39,192       39,192    93,647    113,804      113,804     127,579
 18         60,165        9,572        9,572      93,647     40,265       40,265    93,647    125,219      125,219     137,890
 19         63,174        8,465        8,465      93,647     41,336       41,336    93,647    137,793      137,793     149,002
 20         66,332        7,260        7,260      93,647     42,398       42,398    93,647    151,651      151,651     160,976
 21         69,649        5,937        5,937      93,647     43,442       43,442    93,647    166,933      166,933     173,883
 22         73,132        4,472        4,472      93,647     44,458       44,458    93,647    183,740      183,740     191,391
 23         76,788        2,838        2,838      93,647     45,436       45,436    93,647    202,222      202,222     210,644
 24         80,627        1,003        1,003      93,647     46,364       46,364    93,647    222,539      222,539     231,809
 25         84,659            0            0      93,647     47,229       47,229    93,647    244,868      244,868     255,071
 26         88,892            0            0      93,647     48,017       48,017    93,647    269,403      269,403     280,632
 27         93,336            0            0      93,647     48,715       48,715    93,647    296,354      296,354     308,709
 28         98,003            0            0      93,647     49,307       49,307    93,647    325,950      325,950     339,543
 29        102,903            0            0      93,647     49,777       49,777    93,647    358,439      358,439     373,393
 30        108,049            0            0      93,647     50,104       50,104    93,647    394,095      394,095     410,542









1.       Assumes that no policy loans have been made and no surrenders have been made.

2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                        ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY


Female Issue Age 55
Non-Smoker
100,000 Single Premium
374,589 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


               Single                Hypothetical 0%                    Hypothetical 6%                     Hypothetical 12%
               Premium           Gross Investment Return           Gross Investment Return              Gross Investment Return
  End of     Accumulated                   Cash                              Cash                                 Cash
  Policy        At 5%          Cash     Surrender     Death      Cash      Surrender    Death        Cash      Surrender      Death
   Year       Per Year        Value       Value      Benefit     Value       Value     Benefit      Value        Value       Benefit
    1         105,000       95,878      86,830    374,589    101,841       92,792   374,589       107,804      98,755      374,589
    2         110,250       91,705      82,656    374,589    103,630       94,582   374,589       116,278     107,230      374,589
    3         115,763       87,477      79,434    374,589    105,368       97,325   374,589       125,500     117,457      374,589
    4         121,551       83,198      75,154    374,589    107,060       99,017   374,589       135,560     127,517      374,589
    5         127,628       78,854      71,817    374,589    108,696      101,658   374,589       146,547     139,509      374,589
    6         134,010       74,421      68,389    374,589    110,255      104,222   374,589       158,551     152,518      374,589
    7         140,710       69,864      65,842    374,589    111,706      107,684   374,589       171,668     167,647      374,589
    8         147,746       65,127      63,116    374,589    113,002      110,991   374,589       186,001     183,990      374,589
    9         155,133       60,139      59,134    374,589    114,080      113,075   374,589       201,662     200,656      374,589
   10         162,889       54,834      54,834    374,589    114,882      114,882   374,589       218,795     218,795      374,589
   11         171,034       49,486      49,486    374,589    116,052      116,052   374,589       238,904     238,904      374,589
   12         179,586       43,697      43,697    374,589    116,907      116,907   374,589       261,167     261,167      374,589
   13         188,565       37,444      37,444    374,589    117,425      117,425   374,589       285,905     285,905      374,589





    1         105,000       95,878      86,830    374,589    101,841       92,792   374,589       107,804      98,755      374,589
   14         197,993       30,707      30,707    374,589    117,585      117,585   374,589       313,489     313,489      374,589
   15         207,893       23,430      23,430    374,589    117,339      117,339   374,589       344,200     344,200      396,170
   16         218,287       15,503      15,503    374,589    116,595      116,595   374,589       377,944     377,944      431,261
   17         229,202        6,763       6,763    374,589    115,223      115,223   374,589       415,059     415,059      465,369
   18         240,662            0           0    374,589    113,034      113,034   374,589       455,901     455,901      502,108
   19         252,695            0           0    374,589    109,796      109,796   374,589       500,882     500,882      541,697
   20         265,330            0           0    374,589    105,245      105,245   374,589       550,482     550,482      584,399
   21         278,596            0           0    374,589     99,095       99,095   374,589       605,274     605,274      630,532
   22         292,526            0           0    374,589     91,025       91,025   374,589       665,367     665,367      693,146
   23         307,152            0           0    374,589     80,672       80,672   374,589       731,246     731,246      761,791
   24         322,510            0           0    374,589     67,586       67,586   374,589       803,436     803,436      837,015
   25         338,635            0           0    374,589     51,158       51,158   374,589       882,495     882,495      919,401
   26         355,567            0           0    374,589     30,529       30,529   374,589       969,015     969,015    1,009,567
   27         373,346            0           0    374,589      4,510        4,510   374,589     1,063,613   1,063,613    1,108,159
   28         392,013            0           0    374,589          0            0   374,589     1,166,930   1,166,930    1,215,847
   29         411,614            0           0    374,589          0            0   374,589     1,279,623   1,279,623    1,333,321
   30         432,194            0           0    374,589          0            0   374,589     1,402,390   1,402,390    1,461,311


1.       Assumes that no policy loans have been made and no surrenders have been made.

2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                        ILLUSTRATION OF POLICY VALUES
                                    VALLEY FORGE LIFE INSURANCE COMPANY


Female Issue Age 55
Non-Smoker
100,000 Single Premium
374,589 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance


               Single               Hypothetical 0%                    Hypothetical 6%                     Hypothetical 12%
              Premium          Gross Investment Return            Gross Investment Return              Gross Investment Return
  End of    Accumulated                 Cash                                Cash                                 Cash
  Policy       At 5%        Cash     Surrender      Death       Cash     Surrender     Death       Cash       Surrender      Death
   Year       Per Year      Value      Value       Benefit      Value      Value      Benefit     Value         Value       Benefit
    1        105,000    96,841        87,792    374,589     102,825      93,776    374,589     108,809         99,760     374,589
    2        110,250    93,591        84,542    374,589     105,597      96,549    374,589     118,326        109,277     374,589
    3        115,763    90,379        82,336    374,589     108,447     100,403    374,589     128,753        120,710     374,589
    4        121,551    87,149        79,105    374,589     111,324     103,280    374,589     140,137        132,094     374,589
    5        127,628    83,842        76,804    374,589     114,178     107,140    374,589     152,531        145,493     374,589
    6        134,010    80,497        74,464    374,589     117,049     111,017    374,589     166,081        160,048     374,589
    7        140,710    77,079        73,057    374,589     119,910     115,889    374,589     180,890        176,868     374,589
    8        147,746    73,531        71,520    374,589     122,715     120,705    374,589     197,063        195,052     374,589
    9        155,133    69,938        68,932    374,589     125,540     124,534    374,589     214,813        213,807     374,589
   10        162,889    66,321        66,321    374,589     128,407     128,407    374,589     234,328        234,328     374,589
   11        171,034    63,185        63,185    374,589     132,179     132,179    374,589     257,258        257,258     374,589
   12        179,586    60,026        60,026    374,589     136,084     136,084    374,589     282,652        282,652     374,589
   13        188,565    56,836        56,836    374,589     140,124     140,124    374,589     310,785        310,785     374,589
   14        197,993    53,420        53,420    374,589     144,160     144,160    374,589     341,879        341,879     396,831
   15        207,893    49,833        49,833    374,589     148,243     148,243    374,589     376,093        376,093     432,814
   16        218,287    46,223        46,223    374,589     152,488     152,488    374,589     413,754        413,754     472,048
   17        229,202    42,390        42,390    374,589     156,766     156,766    374,589     455,216        455,216     510,316
   18        240,662    38,288        38,288    374,589     161,060     161,060    374,589     500,874        500,874     551,559
   19        252,695    33,860        33,860    374,589     165,344     165,344    374,589     551,172        551,172     596,005
   20        265,330    29,040        29,040    374,589     169,591     169,591    374,589     606,604        606,604     643,904
   21        278,596    23,747        23,747    374,589     173,766     173,766    374,589     667,732        667,732     695,531
   22        292,526    17,887        17,887    374,589     177,832     177,832    374,589     734,961        734,961     765,564
   23        307,152    11,351        11,351    374,589     181,745     181,745    374,589     808,886        808,886     842,574
   24        322,510     4,011         4,011    374,589     185,456     185,456    374,589     890,154        890,154     927,235
   25        338,635         0             0    374,589     188,914     188,914    374,589     979,472        979,472   1,020,284
   26        355,567         0             0    374,589     192,068     192,068    374,589   1,077,612      1,077,612   1,122,525
   27        373,346         0             0    374,589     194,860     194,860    374,589   1,185,415      1,185,415   1,234,836
   28        392,013         0             0    374,589     197,229     197,229    374,589   1,303,797      1,303,797   1,358,171
   29        411,614         0             0    374,589     199,107     199,107    374,589   1,433,756      1,433,756   1,493,571
   30        432,194         0             0    374,589     200,416     200,416    374,589   1,576,377      1,576,377   1,642,167









1.       Assumes that no policy loans have been made and no surrenders have been made.

2.       Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Non-Smoker/Non-Smoker
25,000 Single Premium
180,029 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance



              Single             Hypothetical 0%                    Hypothetical 6%                     Hypothetical 12%
             Premium         Gross Investment Return           Gross Investment Return              Gross Investment Return
  End of   Accumulated               Cash                              Cash                                  Cash
  Policy      At 5%        Cash   Surrender     Death      Cash      Surrender       Death       Cash     Surrender      Death
   Year      Per Year     Value     Value      Benefit     Value       Value        Benefit      Value      Value       Benefit
    1        26,250   24,386      22,210    128,029     25,863       23,687       128,029     27,341      25,165      128,029
    2        27,563   23,775      21,599    128,029     26,745       24,569       128,029     29,889      27,713      128,029
    3        28,941   23,165      21,230    128,029     27,643       25,709       128,029     32,663      30,729      128,029
    4        30,388   22,552      20,618    128,029     28,556       26,622       128,029     35,683      33,748      128,029
    5        31,907   21,933      20,241    128,029     29,481       27,788       128,029     38,968      37,275      128,029
    6        33,502   21,304      19,853    128,029     30,414       28,964       128,029     42,541      41,090      128,029
    7        35,178   20,659      19,692    128,029     31,352       30,385       128,029     46,427      45,460      128,029
    8        36,936   19,989      19,506    128,029     32,288       31,805       128,029     50,653      50,170      128,029
    9        38,783   19,287      19,045    128,029     33,214       32,972       128,029     55,247      55,005      128,029
   10        40,722   18,538      18,538    128,029     34,118       34,118       128,029     60,239      60,239      128,029
   11        42,758   17,840      17,840    128,029     35,205       35,205       128,029     66,068      66,068      128,029
   12        44,896   17,061      17,061    128,029     36,262       36,262       128,029     72,452      72,452      128,029
   13        47,141   16,187      16,187    128,029     37,276       37,276       128,029     79,452      79,452      128,029
   14        49,498   15,200      15,200    128,029     38,234       38,234       128,029     87,143      87,143      128,029
   15        51,973   14,078      14,078    128,029     39,118       39,118       128,029     95,609      95,609      128,029
   16        54,572   12,792      12,792    128,029     39,905       39,905       128,029    104,949     104,949      128,029
   17        57,300   11,292      11,292    128,029     40,554       40,554       128,029    115,283     115,283      129,250
   18        60,165    9,544       9,544    128,029     41,040       41,040       128,029    126,689     126,689      139,523
   19        63,174    7,469       7,469    128,029     41,299       41,299       128,029    139,225     139,225      150,567
   20        66,332    4,982       4,982    128,029     41,267       41,267       128,029    153,017     153,017      162,444
   21        69,649    1,989       1,989    128,029     40,870       40,870       128,029    168,208     168,208      175,231
   22        73,132        0           0    128,029     40,024       40,024       128,029    184,867     184,867      192,588
   23        76,788        0           0    128,029     38,632       38,632       128,029    203,125     203,125      211,614
   24        80,627        0           0    128,029     36,576       36,576       128,029    223,124     223,124      232,454
   25        84,659        0           0    128,029     33,705       33,705       128,029    245,016     245,016      255,268
   26        88,892        0           0    128,029     29,806       29,806       128,029    268,960     268,960      280,222
   27        93,336        0           0    128,029     24,591       24,591       128,029    295,121     295,121      307,489
   28        98,003        0           0    128,029     17,653       17,653       128,029    323,671     323,671      337,249
   29       102,903        0           0    128,029      8,430        8,430       128,029    354,783     354,783      369,684
   30       108,049        0           0    128,029          0            0       128,029    388,638     388,638      404,982
------------------- ------------------------------------------------------- -------------------------------------------------

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Non-Smoker/Non-Smoker
25,000 Single Premium
180,029 Specified Amount
Level Death Benefit Option
Using Current Cost of Insurance


              Single              Hypothetical 0%                   Hypothetical 6%                  Hypothetical 12%
             Premium          Gross Investment Return          Gross Investment Return           Gross Investment Return
  End of   Accumulated                Cash                              Cash                              Cash
  Policy      At 5%         Cash    Surrender    Death       Cash    Surrender      Death      Cash     Surrender     Death
   Year      Per Year      Value      Value     Benefit     Value      Value       Benefit    Value       Value      Benefit
      1        26,250     24,389     22,213     128,029    25,867      23,691     128,029    27,344       25,168    128,029
      2        27,563     23,790     21,615     128,029    26,761      24,585     128,029    29,906       27,730    128,029
      3        28,941     23,203     21,269     128,029    27,682      25,748     128,029    32,704       30,770    128,029
      4        30,388     22,624     20,690     128,029    28,631      26,697     128,029    35,760       33,826    128,029
      5        31,907     22,053     20,360     128,029    29,606      27,913     128,029    39,097       37,405    128,029
      6        33,502     21,487     20,036     128,029    30,607      29,156     128,029    42,741       41,290    128,029
      7        35,178     20,925     19,958     128,029    31,634      30,667     128,029    46,719       45,752    128,029
      8        36,936     20,361     19,878     128,029    32,683      32,199     128,029    51,061       50,577    128,029
      9        38,783     19,795     19,554     128,029    33,755      33,513     128,029    55,800       55,559    128,029
     10        40,722     19,225     19,225     128,029    34,849      34,849     128,029    60,976       60,976    128,029
     11        42,758     18,765     18,765     128,029    36,186      36,186     128,029    67,037       67,037    128,029
     12        44,896     18,293     18,293     128,029    37,562      37,562     128,029    73,702       73,702    128,029
     13        47,141     17,810     17,810     128,029    38,980      38,980     128,029    81,037       81,037    128,029
     14        49,498     17,303     17,303     128,029    40,432      40,432     128,029    89,106       89,106    128,029
     15        51,973     16,770     16,770     128,029    41,917      41,917     128,029    97,989       97,989    128,029
     16        54,572     16,219     16,219     128,029    43,447      43,447     128,029   107,777      107,777    128,029
     17        57,300     15,631     15,631     128,029    45,006      45,006     128,029   118,562      118,562    132,914
     18        60,165     14,994     14,994     128,029    46,590      46,590     128,029   130,433      130,433    143,634
     19        63,174     14,300     14,300     128,029    48,194      48,194     128,029   143,494      143,494    155,169
     20        66,332     13,532     13,532     128,029    49,812      49,812     128,029   157,866      157,866    167,578
     21        69,649     12,676     12,676     128,029    51,433      51,433     128,029   173,686      173,686    180,925
     22        73,132     11,708     11,708     128,029    53,048      53,048     128,029   191,083      191,083    199,047
     23        76,788     10,605     10,605     128,029    54,643      54,643     128,029   210,209      210,209    218,972
     24        80,627      9,336      9,336     128,029    56,204      56,204     128,029   231,233      231,233    240,874
     25        84,659      7,865      7,865     128,029    57,712      57,712     128,029   254,338      254,338    264,944
     26        88,892      6,151      6,151     128,029    59,149      59,149     128,029   279,725      279,725    291,392
     27        93,336      4,146      4,146     128,029    60,493      60,493     128,029   307,610      307,610    320,443
     28        98,003      1,797      1,797     128,029    61,721      61,721     128,029   338,231      338,231    352,345
     29       102,903          0          0     128,029    62,806      62,806     128,029   371,844      371,844    387,366
     30       108,049          0          0     128,029    63,716      63,716     128,029   408,727      408,727    425,795
--------------------- ------------------------------------------------------- ---------------------------------------------

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Non-Smoker/Non-Smoker
100,000 Single Premium
512,114 Specified Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


              Single              Hypothetical 0%                    Hypothetical 6%                   Hypothetical 12%
             Premium          Gross Investment Return           Gross Investment Return            Gross Investment Return
  End of   Accumulated                Cash                                 Cash                             Cash
  Policy      At 5%         Cash    Surrender    Death        Cash      Surrender     Death      Cash     Surrender    Death
   Year      Per Year      Value      Value     Benefit      Value        Value      Benefit     Value      Value     Benefit
     1       105,000     97,543     88,839     512,114     103,452       94,749    512,114    109,362    100,658     512,114
     2       110,250     95,099     86,396     512,114     106,979       98,275    512,114    119,557    110,853     512,114
     3       115,763     92,659     84,922     512,114     110,572      102,835    512,114    130,654    122,917     512,114
     4       121,551     90,208     82,472     512,114     114,223      106,486    512,114    142,730    134,994     512,114
     5       127,628     87,734     80,964     512,114     117,923      111,153    512,114    155,870    149,101     512,114
     6       134,010     85,216     79,414     512,114     121,658      115,855    512,114    170,164    164,362     512,114
     7       140,710     82,634     78,766     512,114     125,409      121,541    512,114    185,710    181,842     512,114
     8       147,746     79,958     78,023     512,114     129,153      127,219    512,114    202,613    200,679     512,114
     9       155,133     77,146     76,179     512,114     132,855      131,888    512,114    220,987    220,020     512,114
    10       162,889     74,152     74,152     512,114     136,474      136,474    512,114    240,956    240,956     512,114
    11       171,034     71,359     71,359     512,114     140,822      140,822    512,114    264,271    264,271     512,114
    12       179,586     68,246     68,246     512,114     145,049      145,049    512,114    289,807    289,807     512,114
    13       188,565     64,748     64,748     512,114     149,106      149,106    512,114    317,810    317,810     512,114
    14       197,993     60,798     60,798     512,114     152,937      152,937    512,114    348,573    348,573     512,114
    15       207,893     56,311     56,311     512,114     156,473      156,473    512,114    382,435    382,435     512,114
    16       218,287     51,168     51,168     512,114     159,619      159,619    512,114    419,798    419,798     512,114
    17       229,202     45,169     45,169     512,114     162,218      162,218    512,114    461,135    461,135     517,001
    18       240,662     38,178     38,178     512,114     164,159      164,159    512,114    506,756    506,756     558,095
    19       252,695     29,876     29,876     512,114     165,196      165,196    512,114    556,903    556,903     602,269
    20       265,330     19,927     19,927     512,114     165,067      165,067    512,114    612,068    612,068     649,778
    21       278,596      7,956      7,956     512,114     163,480      163,480    512,114    672,832    672,832     700,923
    22       292,526          0          0     512,114     160,098      160,098    512,114    739,468    739,468     770,355
    23       307,152          0          0     512,114     154,528      154,528    512,114    812,501    812,501     846,456
    24       322,510          0          0     512,114     146,306      146,306    512,114    892,499    892,499     929,819
    25       338,635          0          0     512,114     134,820      134,820    512,114    980,067    980,067   1,021,075
    26       355,567          0          0     512,114     119,227      119,227    512,114  1,075,841  1,075,841   1,120,891
    27       373,346          0          0     512,114      98,365       98,365    512,114  1,180,487  1,180,487   1,229,960
    28       392,013          0          0     512,114      70,615       70,615    512,114  1,294,685  1,294,685   1,348,999
    29       411,614          0          0     512,114      33,722       33,722    512,114  1,419,134  1,419,134   1,478,737
    30       432,194          0          0     512,114           0            0    512,114  1,554,556  1,554,556   1,619,933
------------------------ --------------------------------------------- ---------------------------------------------------------


(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                           Illustration of Policy Values
                                        Valley Forge Life Insurance Company

Male Issue Age 55/Female Issue Age 55
Non-Smoker/Non-Smoker
100,000 Single Premium
512,114 Specified Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance


              Single                Hypothetical 0%                   Hypothetical 6%                   Hypothetical 12%
              Premium          Gross Investment Return           Gross Investment Return            Gross Investment Return
  End of    Accumulated                  Cash                              Cash                              Cash
  Policy       At 5%         Cash     Surrender     Death      Cash      Surrender    Death      Cash     Surrender     Death
   Year      Per Year        Value      Value      Benefit     Value       Value     Benefit     Value      Value      Benefit
     1        105,000      97,557      88,854    512,114    103,468      94,764    512,114    109,378     100,674     512,114
     2        110,250      95,162      86,458    512,114    107,043      98,339    512,114    119,623     110,919     512,114
     3        115,763      92,811      85,074    512,114    110,729     102,992    512,114    130,816     123,079     512,114
     4        121,551      90,497      82,760    512,114    114,524     106,787    512,114    143,041     135,304     512,114
     5        127,628      88,212      81,442    512,114    118,424     111,654    512,114    156,390     149,620     512,114
     6        134,010      85,948      80,146    512,114    122,428     116,626    512,114    170,965     165,162     512,114
     7        140,710      83,699      79,830    512,114    126,535     122,667    512,114    186,877     183,009     512,114
     8        147,746      81,445      79,511    512,114    130,732     128,798    512,114    204,244     202,309     512,114
     9        155,133      79,182      78,215    512,114    135,020     134,052    512,114    223,202     222,235     512,114
    10        162,889      76,901      76,901    512,114    139,396     139,396    512,114    243,905     243,905     512,114
    11        171,034      75,059      75,059    512,114    144,742     144,742    512,114    268,148     268,148     512,114
    12        179,586      73,171      73,171    512,114    150,248     150,248    512,114    294,811     294,811     512,114
    13        188,565      71,239      71,239    512,114    155,920     155,920    512,114    324,148     324,148     512,114
    14        197,993      69,211      69,211    512,114    161,728     161,728    512,114    356,424     356,424     512,114
    15        207,893      67,079      67,079    512,114    167,670     167,670    512,114    391,955     391,955     512,114
    16        218,287      64,878      64,878    512,114    173,788     173,788    512,114    431,109     431,109     512,114
    17        229,202      62,523      62,523    512,114    180,023     180,023    512,114    474,251     474,251     531,659
    18        240,662      59,978      59,978    512,114    186,361     186,361    512,114    521,734     521,734     574,538
    19        252,695      57,199      57,199    512,114    192,778     192,778    512,114    573,976     573,976     620,678
    20        265,330      54,130      54,130    512,114    199,247     199,247    512,114    631,466     631,466     670,315
    21        278,596      50,703      50,703    512,114    205,733     205,733    512,114    694,747     694,747     723,702
    22        292,526      46,834      46,834    512,114    212,193     212,193    512,114    764,332     764,332     796,190
    23        307,152      42,422      42,422    512,114    218,574     218,574    512,114    840,837     840,837     875,888
    24        322,510      37,344      37,344    512,114    224,816     224,816    512,114    924,934     924,934     963,496
    25        338,635      31,460      31,460    512,114    230,850     230,850    512,114  1,017,356   1,017,356   1,059,779
    26        355,567      24,603      24,603    512,114    236,598     236,598    512,114  1,118,902   1,118,902   1,165,570
    27        373,346      16,584      16,584    512,114    241,974     241,974    512,114  1,230,444   1,230,444   1,281,776
    28        392,013       7,187       7,187    512,114    246,885     246,885    512,114  1,352,927   1,352,927   1,409,384
    29        411,614           0           0    512,114    251,224     251,224    512,114  1,487,379   1,487,379   1,549,466
    30        432,194           0           0    512,114    254,865     254,865    512,114  1,634,914   1,634,914   1,703,183
---------------------- --------------------------------------------- ---------------------------------------------------------

(1)      Assumes that no policy loans have been made and no surrenders have been made.

(2)      Assumes that no additional premiums are paid after the initial Single Premium.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                                   APPENDIX B
                                 RATES OF RETURN

From time to time, we may report different types of historical performance for the investment options available under the policy. We may report the average annual total returns of the funds over various time periods. Such returns will reflect the operating expenses (including management fees) of the funds, but not deductions at the Variable Account or policy level for the expense charge and other policy expenses, which if included, would reduce performance.

At the request of a purchaser, Valley Forge Life Insurance Company will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deductions under the Variable Account for the expense charge in addition to the deductions of fund expenses, but does not include other charges under the policy; or (ii) an illustration of cash values and cash surrender values as of the performance reporting date for a hypothetical insured of given age, gender, risk classification, Premium level and initial specified amount. The illustration will be based either on actual historic fund performance or on a hypothetical investment return between 0% and 12% as requested by the purchaser. The cash surrender value figures will assume all fund charges, the expense charge, and all other policy charges are deducted. The cash value figures will assume all charges except the surrender charge are deducted.

We may also distribute sales literature comparing the percentage change in the net asset values of the funds or in the Accumulation Unit Values for any of the investment options to established market indices, such as the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average. We may also make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the investment options being compared.

The chart below shows the Effective Annual Rates of Return of the funds based on the actual investment performance (after the deduction of investment arrangement fees and direct operating expenses of the funds). These rates do not reflect the expense charge assessed. The rates do not reflect deductions from premiums or Monthly Deductions assessed against the cash value of the policy, nor do they reflect the policy's surrender charges. Therefore, these rates are illustrative of how actual investment performance will affect the benefits under the policy. These rates of return shown are not indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.


Returns for the Periods ended 12/31/99:
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                              10
                                                          Portfolio                                       Years/Since
                  Investment Option                     Inception Date         1 Year         5 Years       Inception
Federated Insurance Series
Federated High Income Bond                                  03/ 01 /1994              2.31
Fund II . . . . . . . . . . . . . . . . . . . . .                                                  10.48            8.22
Federated Prime Money Fund II . . . . . . . . . .           11/ 21 /1994              4.63          4.89            4.88
Federated Utility Fund II . . . . . . . . . . . .            2/ 10/1994               1.69         15.25           12.15


The Alger American Fund
Alger American Growth Portfolio . . . . . . . . .             1/ 9 /1989             33.74         30.94           23.05
Alger American Mid-Cap Growth Portfolio . .  . .              5/ 3 /1993             31.85         26.14           24.72
Alger American Small Capitalization                          9/ 21 /1988             43.42
     Portfolio . . . . . . . . . . . . . . . . .                                                   22.64           20.86
Alger American Leveraged AllCap Portfolio . . . .           01/ 25 /1995             78.06            NA           46.44

Variable Insurance Products Fund (VIP),    Initial Class
     &     Variable Insurance Products Fund II
     (VIP II),    Initial Class
Fidelity VIP II Asset Manager Portfolio . . . . . .           9/ 6 /1989             11.09         15.63           13.14
Fidelity VIP II Contrafund(R)Portfolio . . .  . . .           1/ 3 /1995             24.25            NA           27.73
Fidelity VIP Equity-Income Portfolio . . . . . . .           10/ 9 /1986              6.33         18.61           14.49
Fidelity VIP II Index 500 Portfolio . . . . . . . .          8/ 27 /1992             20.52         28.16           21.07

MFS Variable Insurance Trust
MFS Emerging Growth Series . . . . . .. . . . . . .          7/ 24 /1995             76.71            NA           36.44
MFS Growth With Income Series . . . . . . . . . . .          10/ 9 /1995              6.69            NA           21.12
MFS Research Series . . . . . . . . . . . . . .. . .         7/ 26/1995              24.05            NA           22.86
MFS Total Return Series . . . . . . . . . .  . . . .          1/ 3 /1995              3.08            NA           15.42








Janus Aspen Series,    Service     Shares
Janus Aspen Series Capital Appreciation                       5/ 1 /1997             66.75
     Portfolio . . . . . . . . . . . . . . . . . . .                                                  NA           56.93
Janus Aspen Series Balanced Portfolio . . . . . . . .         9/ 13 1993             26.51         24.43           20.37
Janus Aspen Series Growth Portfolio . . . . . . . . .        9/ 13 /1993             43.73         29.64           24.03
Janus Aspen Series Flexible Income                           9/ 13 /1993              1.35
     Portfolio . . . . . . . . . . . . . . . . . . .                                               10.63            8.25
Janus Aspen Series International Growth                       5/ 2 /1994             82.02
     Portfolio . . . . . . . . . . . . . . . . . . .                                               33.00           27.94
Janus Aspen Series Worldwide Growth                          9/ 13 /1993             64.20         33.35           29.46
     Portfolio . . . . . . . . . . . . . . . . . . .

Alliance Variable Products Series Fund,
     Class B Shares
Alliance Premier Growth Portfolio . . . . . . . . . .       06/ 26 /1992             32.32         36.03           26.31
Alliance Growth and Income Portfolio . . . . . . . .        01/ 14 /1991             11.37         23.91           15.48
American Century Variable Portfolios, Inc.
American Century VP Income & Growth                         10/ 30 /1997             18.02
     Fund . . . . . . . . . . . . . . . . . . . . .                                                   NA           16.96

American Century VP Value Fund . . . . . . . . . . .        05/ 01 /1996             -0.85            NA           11.10

Franklin Templeton Variable Insurance
     Products Trust, Class 2 Shares
Templeton Developing Markets Securities                     03/ 04 /1996             53.27
     Fund . . . . . . . . . . . . . . . . . . . . .                                                   NA           -5.45
Templeton Asset Strategy Fund . . . . . . . . . . .         05/ 01 /1997             22.54         16.92           13.01

Lazard Retirement Series
Lazard Retirement Equity Portfolio . . . . . . . .           3/ 18 /1998              8.16            NA           10.68
Lazard Retirement Small Cap Portfolio . . . . . . .         11/ 04 /1997              5.13            NA            0.13

The Universal Institutional Funds, Inc.
Morgan Stanley International Magnum                          01/ 02 /1997            25.19
     Portfolio . . . . . . . . . . . . . . . . . .                                                    NA           13.57
Morgan Stanley Emerging Markets Equity                      10/ 01 /1996             95.68            NA           12.31
     Portfolio  .  . . . . . . . . . . . . . . . .


                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Valley Forge Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors or employees of the depositor. CNA Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.


                          CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet

     The Prospectus consisting of pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1. Resolution of the Board of Directors of Valley Forge Life Insurance Company (the "Company") establishing Valley Forge Life Insurance Company Variable Life Separate Account (the "Variable Account")**
     2.   Copy of Agreement for Lockbox Services*

     3.(a) Not Applicable
         (b) Form of  underwritingagreement between the Company
            and CNA Investor Services, Inc.
         (c) Broker-Dealer Sales Agreement
         (d) Wholesale Sales Agreement
         (e) Wholesale Broker-Dealer Schedule of Compensation Standard and Plus Options
         (f) Wholesale Broker-Dealer Schedule of Compensation
         (g) Retail Broker-Dealer Schedule of Compensation
     4.   Not applicable
     5.   (a)  Modified Single Premium Variable and Fixed Life Insurance Policy#
          (b) Modified Single Premium Variable and Fixed Last to Die Life Insurance Policy#
          (c)  Form of Accelerated Benefit Rider#
          (d)  Form of Automatic Transfer Rider#
          (e)  Form of Dollar Cost Averaging Rider I#
          (f)  Form of Dollar Cost Averaging Rider II#
     6.   (a)  Amended and restated Articles of Incorporation of the Company**
          (b)  By-laws of the Company**
     7.   Not applicable
     8.   (a)     Form of participation agreement between The Alger American
                  Fund and the Company*
          (b)     Form of participation agreement between Variable Insurance
                  Products Fund and the Company*
          (c)     Form of participation agreement between Variable Insurance
                  Products Fund II and the Company*
          (d)     Form of participation agreement between MFS Variable
                  Insurance Trust and the Company*
          (e)     Form of participation agreement between Insurance
                  Management Series and the Company*
          (f)     Form of participation agreement between Janus Aspen Series and the Company.****
          (g)     Form of participation agreement among the Company, CNA

                  Investor Services, Inc., Lazard Asset Management and Lazard Retirement Series, Inc.****
          (h) Form of participation agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and the Company.****
          (i) Form of participation agreement among the Company, CNA Investor Services, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc.****
          (j)     Form of participation agreement between the Company and
                  American Century Investment Management, Inc.****
          (k)     Form of participation agreement between the Company and
                  Morgan Stanley Dean Witter Universal Funds, Inc.****
     9.   Not applicable
     10.  Form of Policy Application
     11.  Description of issuance, transfer and redemption procedures***

B.   Not applicable

C.   Not applicable

2.   Opinion and Consent of Counsel

3.   Not applicable

4.   Not applicable

5.   Not Applicable

6.   Consent of Actuary

7.   Consent of Independent Auditors

* Incorporated by reference to the Form N-4 Registration Statement filed electronically with the Securities and Exchange Commission on September 4, 1996 (File No.333-1087).

**   Incorporated  by  reference  to  the  N-4   Registration   Statement  filed
     electronically with the Securities and Exchange Commission on February 20, 1996 (File No. 333-1087)

***  Incorporated by reference to the registrant's  Pre-effective Amendment No.1
     filing   electronically  on  Form  S-6  on  September  4,  1996  (File  No.
     333-01949).

****Incorporated by reference to the registrant's Post-effective Amendment No.7 on Form S-6 on April 25, 2000 (File No. 333-01949).

# Incorporated by reference to the registrant's intial filing on Form S-6, filed electronically on October 2, 2000 (File No. 333-47106).

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the in the City of Chicago, State of Illinois, on this
   12th day of January, 2001.


                                             VALLEY FORGE LIFE INSURANCE COMPANY
                                             VARIABLE LIFE SEPARATE ACCOUNT
                                             (Registrant)



                                               By:/s/DAVID L. STONE
                                                  -----------------------------

                                             VALLEY FORGE LIFE INSURANCE COMPANY




Attest: /s/WILLIAM K. BORLAND               By:/s/ DAVID L. STONE
       ------------------------------             ------------------------------


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                        Title                                   Date

---------                        -----                                   ----


/s/BERNARD L. HENGESBAUGH          Chairman of the Board,               12-21-00
- ----------------------------     Chief Executive Officer and         ---------
Bernard L. Hengesbaugh             Director


/s/ROBERT V. DEUTSCH               Chief Financial Officer and          12-29-00
- ---------------------------      Director                            ---------
Robert V. Deutsch


/s/JONATHAN D. KANTOR              Senior Vice President, General       12-29-00
- ----------------------------     Counsel, Secretary,                 ---------
Jonathan D. Kantor                 Director


/s/DONALD P. LOFE, JR.             Group Vice President                 12-28-00
----------------------------       Director                            ---------
Donald P. Lofe, Jr.


/s/THOMAS F. TAYLOR                Executive Vice President             12-27-00
----------------------------       Director                            ---------
Thomas F. Taylor


/s/THOMAS PONTARELLI               Senior Vice President                12-26-00
----------------------------       Director                            ---------
Thomas Pontarelli

                            INDEX TO EXHIBITS


EX-99.A.3.b. Form of Underwriting Agreement between the Company and CNA Investor Services, Inc.
EX-99.A.3.c. Broker-Dealer Sales Agreement
EX-99.A.3.d. Wholesale Sales Agreement
EX-99.A.3.e. Wholesale Broker-Dealer Schedule of Compensation Standard and Plus Options
EX-99.A.3.f. Wholesale Broker-Dealer Schedule of Compensation
EX-99.A.3.g. Retail Broker-Dealer Schedule of Compensation
EX-99.A.10.  Form of Policy Application
EX-99.C.2.   Opinion and Consent of Counsel
EX-99.C.6.   Actuarial Opinion and Consent
EX-99.C.7.   Independent Auditors' Consent